Filed pursuant to Rule 424(b)(4)
Registration No. 333-198333

5,000,000 Shares

HubSpot

COMMON STOCK

HubSpot, Inc. is offering 5,000,000 shares of our common stock. This is our initial public offering and no public market currently exists for our shares of common stock.

We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

PRICE $25.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to HubSpot
Per Share	$25.00	$1.75	$23.25
Total	$125,000,000	$8,750,000	$116,250,000

(1) See "Underwriters" beginning on page 123 for additional information regarding underwriting compensation.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on October 15, 2014.

MORGAN STANLEY J.P. MORGAN UBS INVESTMENT BANK

PACIFIC CREST SECURITIES CANACCORD GENUITY RAYMOND JAMES

October 9, 2014

HubSpot

An inbound marketing and sales SaaS platform.

Focused on the mid-market.

11,500+ customers.
2,000+ agency partners.

ATTRACT. ENGAGE. DELIGHT.

ATTRACT. ENGAGE. DELIGHT.

With HubSpot's marketing and sales platform, more than 11,500 customers in over 70 countries are able to deliver inbound experiences that attract, engage, and delight customers. Our mission is to make the world inbound, by helping businesses transform how they market and sell to match how people shop, buy, and share experiences online. HubSpot makes it simple to get started with inbound, so that businesses can attract instead of interrupt, help instead of harass, and grow more quickly than they ever thought possible.

11,500+ CUSTOMERS IN 70+ COUNTRIES

ALL-IN-ONE PLATFORM

BLOGGING
WEBSITE PAGES
SOCIAL
SEO
CALLS-TO-ACTION
LANDING PAGES
EMAIL 2.0
SIDEKICK
ANALYTICS
CRM

HubSpot's leading inbound platform was built from the ground up as an all-in-one marketing and sales solution. From blogging software and SEO to marketing automation and analytics, HubSpot offers a fully integrated set of applications designed to deliver an inbound experience. With HubSpot, businesses can transform how they market and sell with only one product to learn, one password to remember, and one phone number to call.

HubSpot BLOG

1.5 MILLION+ MONTHLY VISITS

TWITTER

405,000+ FOLLOWERS

LINKEDIN

INBOUND MARKETERS GROUP

108,000+ MEMBERS

INBOUND

10,000+ CONFERENCE ATTENDEES IN 2014

HubSpot

THE INBOUND ECOSYSTEM

When we started HubSpot, we thought we were starting a software company, but as it turns out, we sparked a movement. Over the past eight years, we have attracted, engaged, and delighted the mid-market online and in person with inbound. As the founders of the philosophy and creators of the platform, HubSpot is at the heart of the inbound movement.

INBOUND MARKETING

AVAILABLE IN 8 LANGUAGES

HubSpot Academy

10,000+ TRAINED

PARTNERS

2,000+ AGENCY PARTNERS

HubSpot User Groups

100+ USER GROUPS

Stats for Partners, HubSpot User Groups, Blog, INBOUND as of September 15, 2014. All other stats as of June 30, 2014.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Through and including November 3, 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “HubSpot” “the Company,” “we,” and “our” in this prospectus refer to HubSpot, Inc. and its consolidated subsidiary.

HUBSPOT, INC.

Overview

We provide a cloud-based marketing and sales software platform that enables businesses to deliver an inbound experience. An inbound marketing and sales experience attracts, engages and delights customers by being more relevant, more helpful, more personalized and less interruptive than traditional marketing and sales tactics. Our software platform features integrated applications to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers and delight customers, so that they become promoters of those businesses. These integrated applications include social media, search engine optimization, blogging, website content management, marketing automation, email, CRM, analytics and reporting.

People have transformed how they consume information, research products and services, make purchasing decisions and share their views and experiences. Today, customers are blocking out the tactics from the traditional marketing and sales playbook, such as cold calls, unsolicited emails and disruptive advertisements. Customers are taking more control of the purchasing process by using technology, including search engines and social media, to research products and services. Despite this transformation, most businesses are using an outdated marketing and sales playbook that is essentially the same today as it was 10 years ago. To compete effectively, we believe businesses need to deliver an inbound experience by adopting new strategies and technologies to attract, engage and delight customers.

We designed our all-in-one platform from the ground up to enable businesses to provide an inbound experience to their prospects and customers. At the core of our platform is a single inbound database for each business that captures its customer activity throughout the customer lifecycle. Our platform uses our centralized inbound database to empower businesses to create more personalized interactions with customers, such as personalized social media alerts, personalized websites, personalized emails and targeted alerts for sales people. We provide a comprehensive set of integrated applications on our platform, which offers businesses ease of use, power and simplicity. We designed and built our platform to serve a large number of customers of any size and with demanding use cases.

While our platform can scale to the enterprise, we focus on selling to mid-market businesses, which we define as businesses that have between 10 and 2,000 employees, because we believe we have significant competitive advantages attracting and serving them. We efficiently reach these businesses at scale through our proven inbound go-to-market approach and more than 2,000 marketing agency partners worldwide. Our platform is particularly suited to serving the needs of mid-market business-to-business (B2B) companies. Mid-market businesses seek an integrated, easy to implement and easy to use solution to reach customers and compete with organizations that have larger marketing and sales budgets. As of June 30, 2014, we had 11,624 customers of varying sizes in more than 70 countries, representing almost every industry.

We have a leading brand in the cloud-based inbound marketing and sales software industry. Our brand recognition comes from our thought leadership, including our blog, which attracts more than 1.5 million visits each month, and our commitment to innovation. Our founders, Brian Halligan and Dharmesh Shah, wrote the best-selling marketing book Inbound Marketing: Get Found Using Google, Social Media and Blogs. We also have one of the largest social media followings in our industry, and our INBOUND conference is one of the largest inbound industry events, with over 10,000 registered attendees in 2014.

We sell our platform on a subscription basis. Our total revenue increased from $28.6 million in 2011, to $51.6 million in 2012 and to $77.6 million in 2013, representing year-over-year increases of 81% in 2012 and 50% in 2013. Our total revenue increased from $35.1 million for the six months ended June 30, 2013 to $51.3 million for the six months ended June 30, 2014, representing a period-over-period increase of 46%. We had net losses of $24.4 million in 2011, $18.8 million in 2012, $34.3 million in 2013 and $16.3 million and $17.7 million for the six months ended June 30, 2013 and 2014, respectively.

Industry Background and Our Market Opportunity

Traditionally, most businesses have followed the same marketing and sales playbook to generate leads, close sales and provide support to their customers as they did 10 years ago. Businesses need a more effective way to attract, engage and delight customers who have access to an abundance of information and an ability to block traditional marketing and sales tactics. Businesses need to deliver an inbound experience, which enables them to be more helpful, more relevant and less interruptive to their customers.

To deliver an inbound experience, businesses need to transform how they market, sell and serve customers.

•	Marketing: Businesses need to attract potential customers by maximizing search engine rankings, having an engaging social media presence and creating and distributing useful and relevant content. Businesses need to personalize their customer interactions on websites, in social media and in emails to engage customers.

•	Sales: Businesses need to build relationships with potential customers and become their trusted advisors. They must learn about and react to the signals being sent by customers through websites, social media and emails, to provide personalized and helpful responses.

•	Service: Businesses need to delight their customers and inspire them to become vocal promoters by exceeding their expectations. Every customer has a stronger, more public voice today through blogs and social media, underscoring the importance of positive reviews and referrals in building a quality brand.

We believe there is a large market opportunity created by the fundamental transformation in marketing and sales. Businesses of nearly all sizes and in nearly all industries can benefit from delivering an inbound experience to attract, engage and delight their customers. We focus on selling our platform to mid-market businesses. As of June 30, 2014, we had 11,624 customers, and in the second quarter of 2014, our average subscription revenue per customer (on an annualized basis) was $8,823. According to AMI Partners, in 2013, there were 1.6 million of these mid-market businesses with a website presence in the United States and Canada and 1.3 million in Europe. According to a January 2014 study by Mintigo of 186,500 U.S.-based B2B companies of varying sizes, only 3% of those companies had implemented any of the most common marketing automation applications.

Existing Applications are Not Adequate for an Integrated Inbound Experience

Not Designed for an Inbound Experience. Traditional marketing applications rely on advertising and cold calling for lead generation instead of inbound methods. These applications are not designed to personalize and optimize every interaction with customers on websites, in social media and by email across devices, and do not typically allow sales and service teams to see the signals their prospects are sending in real time.

No Centralized Inbound Database of Customer Interactions. Businesses typically need to use one point application for website content management, a different point application for blogging, another point application for social media management, another point application for email and marketing automation, another point application for content personalization, another point application for analytics, another point application for sales management and CRM and yet another point application to alert salespeople of key customer signals in real time. This disparate collection of point applications makes it difficult to develop a 360-degree view of a customer’s interactions.

Difficult and Expensive to Implement and Use. Using a collection of disparate point applications means a separate implementation process for each, resulting in significant additional costs. Often businesses will need to use outside consultants or hire new employees with specific technical expertise to implement and use these different applications. This collection of applications also requires businesses to use a variety of different log-ins, user interfaces and support centers.

Hard to Measure Results. Because all the customer touchpoints through the marketing, sales and service processes are typically stored in different disconnected point applications, it is very difficult to get a 360-degree view of a customer’s interactions and measure the effectiveness of marketing and sales programs.

Advantages of Our Solution

Designed for an Inbound Experience. Our platform was architected from the ground up to enable businesses to transform their marketing and sales playbook to meet today’s demands of their customers. Our platform includes integrated applications to help businesses efficiently attract more customers through search engine optimization, social media, blogging and other useful content while personalizing and optimizing interactions with their customers across customer touchpoints.

Ease of Use of All-In-One Platform. We provide a set of integrated applications on a common platform, which offers businesses ease of use and simplicity. Our platform has one login, one user interface, one inbound database and one number to call for support, and is designed to be used by people without technical training.

Power of All-In-One Platform. At the core of our platform is a single inbound database for each business that captures its customer activity throughout the customer lifecycle, which makes it easy for businesses to use customer data to empower more personalized interactions with customers.

Clear ROI for Customers. Our platform delivers proven and measurable results for our customers. Our customers often experience significant increases in the volume of traffic to their websites, the volume of inbound leads and the rate of converting leads into customers.

Scalability. Our platform was designed and built to serve a large number of customers of any size and with demanding use cases. Our scalability gives us flexibility for future growth and enables us to service a large variety of businesses of different sizes across different industries.

Our Competitive Strengths

Leading Platform. We have designed and built a world-class, inbound marketing and sales software platform. We believe our customers choose our platform over others because of its powerful, integrated and easy to use applications. As of June 30, 2014, on G2Crowd (an independent business software and services review website), the features and functions of our platform were ranked #1 in customer satisfaction in the following categories: marketing automation, social media management, email marketing, search marketing and web analytics.

Market Leadership and Strong Brand. We are a recognized thought leader in the marketing industry with a leading brand. Our founders, Brian Halligan and Dharmesh Shah, are best-selling marketing book authors. We also have over 1.1 million followers and fans among Twitter, Facebook and LinkedIn as of June 30, 2014.

Large and Growing Agency Partner Program. More than 2,000 marketing agency partners worldwide help us to promote the vision of the inbound experience, efficiently reach new mid-market businesses at scale and provide our mutual customers with more diverse and higher-touch services.

Mid-Market Focus. We believe we have significant competitive advantages reaching mid-market businesses and reach this market at scale as a result of our proven inbound go-to-market approach and our agency partner channel.

Powerful Network Effects. We have built a large and growing ecosystem around our platform and company. We have built what we believe is the largest engaged audience in our industry. As our engaged audience grows, more agencies partner with us, more third-party developers integrate their applications with our platform and more professionals complete our certification programs, all of which drive more businesses to adopt our platform.

Our Growth Strategy

Grow Our U.S. Customer Base. The market for our platform is large and underserved. We will continue to leverage our inbound go-to-market approach and our network of marketing agency partners to keep growing our domestic business.

Increase Revenue from Existing Customers. With 11,624 customers in more than 70 countries spanning many industries, we believe we have a significant opportunity to increase revenue from our existing customers. We plan to do this by expanding their use of our platform, selling to other parts of their organizations and upselling additional offerings and features.

Keep Expanding Internationally. There is a significant opportunity for our inbound platform outside of the United States. As of June 30, 2014, approximately 20% of our customers were located outside of the United States and these customers generated approximately 21% of our total revenue for the six months ended June 30, 2014. We intend to grow our presence in international markets through additional investments in local sales, marketing and professional service capabilities, as well as by leveraging our agency partner network.

Continue to Innovate and Expand Our Platform. Mid-market businesses are increasingly realizing the value of having an integrated marketing, sales and service platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our platform.

Selectively Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our platform and accelerate the pace of our innovation.

Risks Related to Our Business and Industry

Our business, financial condition, results of operations and prospects are subject to numerous risks. These risks include:

•	We have a history of losses and may not achieve profitability in the future.

•	We are dependent upon customer renewals, the addition of new customers and the continued growth of the market for an inbound platform.

•	If subscription renewal rates decrease, or we do not accurately predict subscription renewal rates, our future revenue and operating results may be harmed.

•	We face significant competition from both established and new companies offering marketing software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

•	We have experienced rapid growth and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

•	If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

•	If we fail to maintain our inbound marketing thought leadership position, our business may suffer.

•	We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

•	Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

•	The concentration of our capital stock ownership with insiders following this offering is 54.4%, and will likely limit your ability to influence corporate matters including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Corporate Information

We were formed under the laws of the State of Delaware in 2005. Our principal executive offices are located at 25 First Street, 2nd Floor, Cambridge, Massachusetts 02141. Our telephone number is (888) 482-7768. We maintain a website at www.hubspot.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

“HubSpot,” “Social Inbox,” the HubSpot sprocket design logo and certain other marks are our registered trademarks in the United States and several other jurisdictions. This prospectus contains additional trade names, trademarks, and service marks of other companies, and such tradenames, trademarks and service marks are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	30,361,826 shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 750,000 shares from us.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $113.6 million (or approximately $131.0 million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon the initial public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes. We also expect to use approximately $18.0 million of the net proceeds to repay all of the outstanding balance on our revolving line of credit. We may also use a portion of the net proceeds for acquisitions of complementary businesses, technologies or other assets, although we do not currently have any agreements, commitments or understandings with respect to any such acquisitions. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange trading symbol	“HUBS”

The number of shares of common stock to be outstanding after this offering is based on 25,361,826 shares of common stock outstanding as of June 30, 2014 and excludes:

•	4,808,985 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 with a weighted-average exercise price of $8.41 per share;

•	1,168,791 shares of common stock subject to restricted stock units, or RSUs, outstanding as of June 30, 2014;

•	13,158 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014 with an exercise price of $5.70 per share;

•	290,445 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, or the 2007 Plan, as of June 30, 2014; and

•	1,973,551 shares of common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, or the 2014 Plan, and 394,710 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or the 2014 ESPP, each of which will become effective in connection with this offering and contains provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, the information in this prospectus reflects or assumes the following:

•	the filing of our amended and restated certificate of incorporation, which will occur upon the closing of this offering;

•	the conversion of all of our outstanding preferred stock into 19,529,713 shares of common stock upon the closing of this offering;

•	no exercise of options or warrants outstanding as of June 30, 2014;

•	a one-for-three reverse stock split of our common stock effected on September 25, 2014; and

•	no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of our common stock in this offering to cover over-allotments.

SUMMARY FINANCIAL DATA

We have derived the summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the years ended December 31, 2009 and 2010 from our unaudited consolidated financial statements not found in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$5,771	$13,636	$25,702	$45,870	$70,819	$31,829	$47,188
Professional services and other	844	1,751	2,851	5,734	6,815	3,247	4,084

Total revenue	6,615	15,387	28,553	51,604	77,634	35,076	51,272

Cost of revenue:
Subscription(1)	1,116	2,903	5,712	10,834	20,280	9,782	11,672
Professional services and other(1)	2,642	4,091	6,368	6,004	8,759	4,006	5,181

Total cost of revenue	3,758	6,994	12,080	16,838	29,039	13,788	16,853

Total gross profit	2,857	8,393	16,473	34,766	48,595	21,288	34,419

Operating expenses:
Research and development(1)	2,990	4,382	10,031	10,585	15,018	6,706	9,641
Sales and marketing(1)	8,031	14,075	24,088	34,949	53,158	24,026	33,020
General and administrative(1)	1,230	2,500	6,769	7,972	14,669	6,941	9,449

Total operating expenses	12,251	20,957	40,888	53,506	82,845	37,673	52,110

Loss from operations	(9,394)	(12,564)	(24,415)	(18,740)	(34,250)	(16,385)	(17,691)

Other income (expense)
Interest income	1	3	36	26	34	22	3
Interest expense	—	(12)	(30)	(63)	(20)	(3)	(121)
Other expense	—	—	(2)	(1)	(38)	26	65

Total other income (expense)	1	(9)	4	(38)	(24)	45	(53)

Net loss	(9,393)	(12,573)	(24,411)	(18,778)	(34,274)	(16,340)	(17,744)
Preferred stock accretion	97	123	87	81	54	27	27
Deemed dividend to investors	—	—	973	—	—	—	—

Net loss attributable to common stockholders	$(9,490)	$(12,696)	$(25,471)	$(18,859)	$(34,328)	$(16,367)	$(17,771)

Net loss per common share, basic and diluted(2)	$(2.70)	$(3.53)	$(6.19)	$(4.01)	$(6.71)	$(3.23)	$(3.15)
Weighted average common shares used in computing basic and diluted net loss per common share(2)	3,520	3,601	4,115	4,699	5,113	5,060	5,636
Pro forma net loss per common share, basic and diluted (unaudited)(3)					$(1.39)		$(0.71)
Pro forma weighted average common shares used in computing basic and diluted net loss per common share (unaudited)(3)					24,643		25,166

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue:
Subscription	$—	$4	$16	$27	$50	$20	$40
Professional services and other	14	36	131	100	211	66	152
Research and development	35	105	2,341	739	691	369	299
Sales and marketing	27	67	647	691	1,194	488	887
General and administrative	68	75	1,484	958	1,318	631	870

Total stock-based compensation	$144	$287	$4,619	$2,515	$3,464	$1,574	$2,248

(2)	See Note 2 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(3)	See Note 2 to our consolidated financial statements for further details on the calculation of pro forma net loss per share attributable to common stockholders.

Our consolidated balance sheet as of June 30, 2014 is presented on:

•	actual basis;

•	a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 19,529,713 shares of common stock immediately prior to the closing of this offering and the effectiveness of our amended and restated certificate of incorporation which will occur upon closing of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on June 30, 2014; and

•	a pro forma as adjusted basis, giving effect to (a) the pro forma adjustments, (b) the sale of 5,000,000 shares of common stock by us in this offering, based on the initial public offering price of $25.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (c) our use of approximately $5.0 million of our net proceeds of this offering to repay all of our indebtedness outstanding under our revolving line of credit as of June 30, 2014.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering expenses paid by us.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Consolidated Balance Sheet Data:
Cash	$7,302	$7,302	$115,852
Working capital, excluding deferred revenue	9,901	9,901	118,451
Total assets	52,105	52,105	160,655
Deferred revenue	32,403	32,403	32,403
Total liabilities	57,396	57,396	52,396
Total redeemable convertible preferred stock	101,320	—	—
Total stockholders’ (deficit) equity	(106,611)	(5,291)	108,259

(1)	The pro forma as adjusted amounts shown do not reflect the drawdown under our revolving line of credit of an additional $13.0 million for general working capital purposes subsequent to June 30, 2014, all of which shall be repaid from net proceeds of this offering. Additionally, the pro forma as adjusted amounts do not take into account $1.5 million of offering costs that had already been paid as of June 30, 2014.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Strategy

We have a history of losses and may not achieve profitability in the future.

We generated net losses of $24.4 million in 2011, $18.8 million in 2012, $34.3 million in 2013 and $16.3 million and $17.7 million for the six months ended June 30, 2013 and 2014, respectively. As of June 30, 2014, we had an accumulated deficit of $123.8 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our inbound platform, scale our data center infrastructure and services capabilities and expand into new markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

We are dependent upon customer renewals, the addition of new customers and the continued growth of the market for an inbound platform.

We derive, and expect to continue to derive, a substantial portion of our revenue from the sale of subscriptions to our inbound marketing platform. The market for inbound marketing products is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of point applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our platform and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically.

Our subscription renewal rates may decrease, and any decrease could harm our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our platform after the expiration of their subscription periods, substantially all of which are one year or less. In addition, our customers may seek to renew for lower subscription amounts or for shorter contract lengths. Also, customers may choose not to renew their subscriptions for a variety of reasons, including an inability or failure on the part of a customer to create blogging, social media and other content necessary to realize the benefits of our platform. Our renewal rates may decline or fluctuate as a result of a number of factors, including limited customer resources, pricing changes, adoption and utilization of our platform by our customers, customer satisfaction with our platform, the acquisition of our customers by other companies and deteriorating general economic conditions. If our customers do not renew their subscriptions for our platform or decrease the amount they spend with us, our revenue will decline and our business will suffer.

We face significant competition from both established and new companies offering marketing software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

The marketing software market is evolving, highly competitive and significantly fragmented. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

We face intense competition from other software companies that develop marketing software and from marketing services companies that provide interactive marketing services. Competition could significantly impede our ability to sell subscriptions to our inbound marketing platform on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive, unmarketable or obsolete. In addition, if these competitors develop products with similar or superior functionality to our platform, we may need to decrease the prices or accept less favorable terms for our platform subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

Our competitors offer various point applications that provide certain functions and features that we provide, including:

•	cloud-based marketing automation providers;

•	email marketing software vendors; and

•	large-scale enterprise suites.

In addition, instead of using our platform, some prospective customers may elect to combine disparate point applications, such as content management, marketing automation, analytics and social media management. We expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning or other applications supporting back office functions, will develop and introduce applications serving customer-facing and other front office functions. This development could have an adverse effect on our business, operating results and financial condition. In addition, sales force automation and CRM system vendors could acquire or develop applications that compete with our offerings. Some of these companies have acquired social media marketing and other marketing software providers to integrate with their broader offerings.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive customer bases and broader customer relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In a few cases, these vendors may also be able to offer marketing software at little or no additional cost by bundling them with their existing suite of applications. To the extent any of our competitors has existing relationships with potential customers for either marketing software or other applications, those customers may be unwilling to purchase our platform because of their existing relationships with our competitor. If we are unable to compete with such companies, the demand for our inbound platform could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our platform. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, operating results and financial condition.

We have experienced rapid growth and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Our head count and operations have grown substantially. For example, we had 719 full-time employees as of June 30, 2014, as compared with 304 as of December 31, 2011, and we opened our first international office in Dublin, Ireland in January 2013. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate further growth will be required to address increases in our product offerings and continued expansion. Our success will depend in part upon our ability to recruit, hire, train, manage and integrate a significant number of qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. If our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, to manage the expected continued growth of our head count, operations and geographic expansion, we will need to continue to improve our information technology infrastructure, operational, financial and management systems and procedures. Our anticipated additional head count and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations or financial condition.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

To increase total customers and achieve broader market acceptance of our inbound platform, we will need to expand our marketing and sales operations, including our sales force and third-party channel partners. We will continue to dedicate significant resources to inbound sales and marketing programs. The effectiveness of our inbound sales and marketing and third-party channel partners has varied over time and may vary in the future and depends on our ability to maintain and improve our inbound platform. All of these efforts will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

The rate of growth of our business depends on the continued participation and level of service of our marketing agency partners.

We rely on our marketing agency partners to provide certain services to our customers, as well as pursue sales of our inbound platform to customers. Marketing agency partners and customers referred to us by our marketing agency partners represented approximately 42% of our customers as of June 30, 2014, and 33% of our revenue for the six months ended June 30, 2014. To the extent we do not attract new marketing agency partners, or existing or new marketing agency partners do not refer a growing number of customers to us, our revenue and operating results would be harmed. In addition, if our marketing agency partners do not continue to provide services to our customers, we would be required to provide such services ourselves either by expanding our internal team or engaging other third-party providers, which would increase our operating costs.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture, which is based on transparency and personal autonomy. We have invested substantial time and resources in building our team within this company culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow as and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

If we fail to maintain our inbound marketing thought leadership position, our business may suffer.

We believe that maintaining our thought leadership position in inbound marketing, sales and services is an important element in attracting new customers. We devote significant resources to develop and maintain our thought leadership position, with a focus on identifying and interpreting emerging trends in the inbound experience, shaping and guiding industry dialog and creating and sharing the best inbound practices. Our activities related to developing and maintaining our thought leadership may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in such effort. We rely upon the continued services of our management and employees with domain expertise with inbound marketing, sales and services, and the loss of any key employees in this area could harm our competitive position and reputation. If we fail to successfully grow and maintain our thought leadership position, we may not attract enough new customers or retain our existing customers, and our business could suffer.

If we fail to further enhance our brand and maintain our existing strong brand awareness, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that our development of the HubSpot brand is critical to achieving widespread awareness of our existing and future inbound experience solutions, and, as a result, is important to attracting new customers and maintaining existing customers. In the past, our efforts to build our brand have involved significant expenses, and we believe that this investment has resulted in strong brand recognition in the business-to-business, or B2B, market. Successful promotion and maintenance of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful inbound platform at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our inbound platform may become less competitive.

Our future success depends on our ability to adapt and innovate our inbound platform. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our offerings to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop new point applications that address our customers’ needs, or to enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our platform. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our inbound platform is provided via the cloud, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver inbound marketing software and related applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team, including our co-founders, Brian Halligan and Dharmesh Shah, and other key employees in the areas of research and development, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We also are dependent on the continued service of our existing software engineers and information technology personnel because of the complexity of our platform, technologies and infrastructure. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not have employment agreements with any of our key personnel. The loss of one or more of our key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled information technology, marketing, sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need. Also, inbound sales, marketing and services domain experts are very important to our success and are difficult to replace. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a competitive hiring environment in the Greater Boston area, where we are headquartered. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support are important for the successful marketing, sale and use of our inbound platform and for the renewal of existing customers. Providing this education, training and support requires that our personnel who manage our online training resource, HubSpot Academy, or provide customer support have specific inbound experience domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers use multiple applications within our inbound platform and provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

We may not be able to scale our business quickly enough to meet our customers’ growing needs and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our inbound platform grows and as customers use our platform for additional inbound applications, such as sales and services, we will need to devote additional resources to improving our application architecture, integrating with third-party systems and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics change over time. Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction. These issues could reduce the attractiveness of our inbound platform to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, the issuance of service credits, or requested refunds, which could impede our revenue growth and harm our reputation. Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely affect our financial results.

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

To remain competitive, we must continue to develop new product offerings, applications, features and enhancements to our existing inbound platform. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our platform internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may miss market opportunities. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.

Changes in the sizes or types of businesses that purchase our platform or in the applications within our inbound platform purchased or used by our customers could negatively affect our operating results.

Our strategy is to sell subscriptions to our inbound platform to mid-sized businesses, but we have sold and will continue to sell to organizations ranging from small businesses to enterprises. Our gross margins can vary depending on numerous factors related to the implementation and use of our inbound platform, including the sophistication and intensity of our customers’ use of our platform and the level of professional services and support required by a customer. Sales to enterprise customers may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater credit risk and uncertainty. If there are changes in the mix of businesses that purchase our platform or the mix of the product plans purchased by our customers, our gross margins could decrease and our operating results could be adversely affected.

We have in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or harm our operating results.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. For example, in June 2011, we acquired Performable, a marketing automation provider. We may not be able to fully realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation: unanticipated costs or liabilities associated with the acquisition; incurrence of acquisition-related costs, which would be recognized as a current period expense; inability to generate sufficient revenue to offset acquisition or investment costs; the inability to maintain relationships with customers and partners of the acquired business; the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand; delays in customer purchases due to uncertainty related to any acquisition; the need to integrate or implement additional controls, procedures and policies; challenges caused by distance, language and cultural differences; harm to our existing business relationships with business partners and customers as a result of the acquisition; the potential loss of key employees; use of resources that are needed in other parts of our business and diversion of management and employee resources; the inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition. Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Because our long-term growth strategy involves further expansion of our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. As of June 30, 2014, approximately 20% of our customers were located outside of the United States and these customers generated approximately 21% of our total revenue for the six months ended June 30, 2014. We opened our first international office in Dublin, Ireland in January 2013, which focuses primarily on sales and professional services. For information regarding the percentage of our revenues generated by our Ireland office, see Note 7 of our consolidated financial statements. Our current international operations and future initiatives will involve a variety of risks, including:

•	difficulties in maintaining our company culture with a dispersed and distant workforce;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

•	unexpected changes in regulatory requirements, taxes or trade laws;

•	differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or insufficient intellectual property protection;

•	political instability or terrorist activities;

•	likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer. We are currently implementing policies and procedures to facilitate our compliance with U.S. laws and regulations applicable to or arising from our international business. Inadequacies in our past or current compliance practices may increase the risk of inadvertent violations of such laws and regulations, which could lead to financial and other penalties that could damage our reputation and impose costs on us.

Interruptions or delays in service from our third-party data center providers could impair our ability to deliver our platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve the majority of our platform functions from third-party data center hosting facilities operated by Amazon Web Services and located in northern Virginia. In addition, we serve ancillary functions for our customers from third-party data center hosting facilities operated by Rackspace located in Dallas, Texas, with a backup facility in Chicago, Illinois. Our operations depend, in part, on our third-party facility providers’ abilities to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that any of our third-party facilities arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our on-demand software. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

We are dependent on the continued availability of third-party data hosting and transmission services.

A significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our inbound platform or services to cover the changes. As a result, our operating results may be significantly worse than forecasted.

If we do not or cannot maintain the compatibility of our inbound platform with third-party applications that our customers use in their businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our platform with certain capabilities of CRM application providers using application programming interfaces, or APIs, provided by these providers. The functionality and popularity of our inbound platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including CRM, e-commerce, call center, analytics and social media sites that our customers use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications and platforms that our customers use for marketing, sales or services purposes, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely impact our business.

We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business.

Select functionality of our inbound platform depends on our ability to deliver data, including search engine results and social media updates, provided by unaffiliated third parties, such as Facebook, Google, LinkedIn and Twitter. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements or by customer consent. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement and display of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. These third parties could also interpret our own data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our customers. Any such changes could impair our ability to deliver data to our customers and could adversely impact select functionality of our platform, impairing the return on investment that our customers derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our inbound platform.

Privacy concerns may cause end users to resist providing the personal data necessary to allow our customers to use our platform effectively. We have implemented various features intended to enable our customers to better protect end user privacy, but these measures may not alleviate all potential privacy concerns and threats. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our platform, especially in certain industries that rely on sensitive personal information. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. The costs of compliance with, and other burdens imposed by these groups’ policies and actions may limit the use and adoption of our inbound platform and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance or loss of any such action.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We collect personally identifiable information and other data from our customers and leads. We also handle personally identifiable information about our customers’ customers. We use this information to provide services to our customers, to support, expand and improve our business. We may also share customers’ personally identifiable information with third parties as authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. However, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other customer data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Some proposed laws or regulations concerning privacy, data protection and information security are in their early stages, and we cannot yet determine the impact these laws and regulations, if implemented, may have on our business. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. In addition, a foreign government could require that any personal information collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an internet address contained in an email message. Such laws and regulations could require us to change features of our platform or restrict our customers’ ability to collect and use email addresses, page viewing data and personal information, which may reduce demand for our platform. Our failure to comply with federal, state and international data privacy laws and regulators could harm our ability to successfully operation our business and pursue our business goals.

In addition, several foreign countries and governmental bodies, including the European Union and Canada, have regulations dealing with the collection and use of personal information obtained from their residents, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, Internet Protocol, or IP, addresses. Such regulations and laws may be modified and new laws may be enacted in the future. Within the European Union, legislators are currently considering a revision to the 1995 European Union Data Protection Directive that would include more stringent operational requirements for processors and controllers of personal information and that would impose significant penalties for non-compliance. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our subscribers’ ability to use and share personal information or our ability to store, process and share personal information, demand for our solutions could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.

New interpretations of existing laws, regulations or standards could require us to incur additional costs and restrict our business operations, and any failure by us to comply with applicable requirements may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business.

If our or our customers’ security measures are compromised or unauthorized access to data of our customers or their customers is otherwise obtained, our inbound platform may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our platform, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of our customers and their customers, including personally identifiable information. Our storage is typically the sole source of record for portions of our customers’ businesses and end user data, such as initial contact information and online interactions. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber-attacks and other malicious

Internet-based activity continue to increase generally, and cloud-based platform providers of marketing services have been targeted. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. If third parties with which we work, such as vendors or developers, violate applicable laws or our security policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers’ data. Additionally, we provide extensive access to our database, which stores our customer data, to our development team to facilitate our rapid pace of product development. If such access or our own operations cause the loss, damage or destruction of our customers’ business data, their sales, lead generation, support and other business operations may be permanently harmed. As a result, our customers may bring claims against us for lost profits and other damages.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. In addition, some of our customers contractually require notification of any data security compromise. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

If our inbound platform fails due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our platform and its underlying infrastructure are inherently complex and may contain material defects or errors. We release modifications, updates, bug fixes and other changes to our software several times per day, without traditional human-performed quality control reviews for each release. We have from time to time found defects in our software and may discover additional defects in the future. We may not be able to detect and correct defects or errors before customers begin to use our platform or its applications. Consequently, we or our customers may discover defects or errors after our platform has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process for our customers, or even the loss, damage or inadvertent release of such confidential data. We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of defects or inaccuracies in the data we collect for our customers, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us and subject us to service performance credits, warranty claims or increased insurance costs. The costs associated with any material defects or errors in our platform or other performance problems may be substantial and could materially adversely affect our operating results.

Risks Related to Intellectual Property

Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry, including those in marketing software, are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Many of our competitors and other industry participants have been issued patents and/or have filed patent applications and may assert patent or other intellectual property rights within the industry. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters or notices or may be the subject of claims that our services and/or platform and underlying technology infringe or violate the intellectual property rights of others. For example, as described further under “Business—Legal Proceedings,” on September 23, 2014, InsideSales.com, Inc. sent us a communication alleging, among other things, that an email tracking feature in our Sidekick product infringes upon certain of InsideSales.com’s patents. Responding to the InsideSales.com claim or other such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Our technologies may not be able to withstand any third-party claims or rights against their use. Claims of intellectual property infringement might require us to redesign our application, delay releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and operating results could be adversely impacted. Additionally, our customers may not purchase our inbound platform if they are concerned that they may infringe third-party intellectual property rights. The occurrence of any of these events may have a material adverse effect on our business.

In our subscription agreements with our customers, we generally do not agree to indemnify our customers against any losses or costs incurred in connection with claims by a third party alleging that a customer’s use of our services or platform infringes the intellectual property rights of the third party. There can be no assurance, however, that customers will not assert a common law indemnity claim or that any existing limitations of liability provisions in our contracts would be enforceable or adequate, or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our customers who are accused of intellectual property infringement may in the future seek indemnification from us under common law or other legal theories. If such claims are successful, or if we are required to indemnify or defend our customers from these or other claims, these matters could be disruptive to our business and management and have a material adverse effect on our business, operating results and financial condition.

If we fail to adequately protect our proprietary rights, in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform and offerings.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our platform and offerings, impair the functionality of our platform and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our platform and offerings, or injure our reputation.

Our use of “open source” software could negatively affect our ability to offer our platform and subject us to possible litigation.

A substantial portion of our cloud-based platform incorporates so-called “open source” software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us to offer the components of our platform that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the offering of the components of our platform that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected software. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

Risks Related to Government Regulation and Taxation

We could face liability, or our reputation might be harmed, as a result of the activities of our customers, the content of their websites or the data they store on our servers.

As a provider of a cloud-based inbound marketing and sales software platform, we may be subject to potential liability for the activities of our customers on or in connection with the data they store on our servers. Although our customer terms of use prohibit illegal use of our services by our customers and permit us to take down websites or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer’s own policies, which could subject us to liability or harm our reputation.

Several U.S. federal statutes may apply to us with respect to various customer activities:

•	The Digital Millennium Copyright Act of 1998, or DMCA, provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. Under the DMCA, based on our current business activity as an Internet service provider that does not own or control website content posted by our customers, we generally are not liable for infringing content posted by our customers or other third parties, provided that we follow the procedures for handling copyright infringement claims set forth in the DMCA. Generally, if we receive a proper notice from, or on behalf, of a copyright owner alleging infringement of copyrighted material located on websites we host, and we fail to expeditiously remove or disable access to the allegedly infringing material or otherwise fail to meet the requirements of the safe harbor provided by the DMCA, the copyright owner may seek to impose liability on us. Technical mistakes in complying with the detailed DMCA take-down procedures could subject us to liability for copyright infringement.

•	The Communications Decency Act of 1996, or CDA, generally protects online service providers, such as us, from liability for certain activities of their customers, such as the posting of defamatory or obscene content, unless the online service provider is participating in the unlawful conduct. Under the CDA, we are generally not responsible for the customer-created content hosted on our servers. Consequently, we do not monitor hosted websites or prescreen the content placed by our customers on their sites. However, the CDA does not apply in foreign jurisdictions and we may nonetheless be brought into disputes between our customers and third parties which would require us to devote management time and resources to resolve such matters and any publicity from such matters could also have an adverse effect on our reputation and therefore our business.

•	In addition to the CDA, the Securing the Protection of our Enduring and Established Constitutional Heritage Act, or the SPEECH Act, provides a statutory exception to the enforcement by a U.S. court of a foreign judgment for defamation under certain circumstances. Generally, the exception applies if the defamation law applied in the foreign court did not provide at least as much protection for freedom of speech and press as would be provided by the First Amendment of the U.S. Constitution or by the constitution and law of the state in which the U.S. court is located, or if no finding of defamation would be supported under the First Amendment of the U.S. Constitution or under the constitution and law of the state in which the U.S. court is located. Although the SPEECH Act may protect us from the enforcement of foreign judgments in the United States, it does not affect the enforceability of the judgment in the foreign country that issued the judgment. Given our international presence, we may therefore, nonetheless, have to defend against or comply with any foreign judgments made against us, which could take up substantial management time and resources and damage our reputation.

Although these statutes and case law in the United States have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, notwithstanding the exculpatory language of these bodies of law, we may become involved in complaints and lawsuits which, even if ultimately resolved in our favor, add cost to our doing business and may divert management’s time and attention. Finally, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our inbound platform in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of tax assessments and audits, and our liability for these taxes and associated penalties could exceed our original estimates. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our inbound platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue or purchase our inbound platform in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business and financial performance.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions.

For example, on November 13, 2013, a putative class action complaint was filed in the Middlesex County Superior Court in the Commonwealth of Massachusetts, entitled Albert McCormack v. HubSpot, Inc. The complaint alleges that we maintained a policy of not paying overtime to our business development representatives for all hours worked in excess of 40 hours per week. The complaint seeks unpaid wages, multiple damages, injunctive relief, attorneys’ fees and costs. This matter is in its early stages, but there can be no assurance that this matter will not have a material adverse effect on our business, operating results or financial condition.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our profitability.

As of December 31, 2013, we had federal and state net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2027 for federal purposes and 2014 for state purposes. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be further limited if we experience an ownership change. A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an ownership change. It is possible that an ownership change in connection with this offering, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

The standards that private entities use to regulate the use of email have in the past interfered with, and may in the future interfere with, the effectiveness of our inbound platform and our ability to conduct business.

Our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, internet service providers and internet protocol addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company’s internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

From time to time, some of our internet protocol addresses may become listed with one or more blacklisting entities due to the messaging practices of our customers. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our inbound platform and services and communicate with our customers and, because we fulfill email delivery on behalf of our customers, could undermine the effectiveness of our customers’ email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Existing federal, state and foreign laws regulate Internet tracking software, the senders of commercial emails and text messages, website owners and other activities, and could impact the use of our inbound platform and potentially subject us to regulatory enforcement or private litigation.

Certain aspects of how our customers utilize our platform are subject to regulations in the United States, European Union and elsewhere. In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies or web beacons for online behavioral advertising, and legislation adopted recently in the European Union requires informed consent for the placement of a cookie on a user’s device. Regulation of cookies and web beacons may lead to restrictions on our activities, such as efforts to understand users’ Internet usage. New and expanding “Do Not Track” regulations have recently been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third party websites. These policies could have a significant impact on the operation of our inbound platform and could impair our attractiveness to customers, which would harm our business.

Many of our customers and potential customers in the healthcare, financial services and other industries are subject to substantial regulation regarding their collection, use and protection of data and may be the subject of further regulation in the future. Accordingly, these laws or significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and may require us to implement additional features or offer additional contractual terms to satisfy customer and regulatory requirements, or could cause the demand for and sales of our inbound platform to decrease and adversely impact our financial results.

In addition, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of our customers’ message recipients to opt out of receiving commercial emails may minimize the effectiveness of the email components of our inbound platform. In addition, certain states and foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our platform.

While these laws and regulations generally govern our customers’ use of our platform, we may be subject to certain laws as a data processor on behalf of, or as a business associate of, our customers. For example, laws and regulations governing the collection, use and disclosure of personal information include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Gramm-Leach-Bliley Act of 1999 and state breach notification laws, and internationally, the Data Protection Directive in the European Union and the Federal Data Protection Act in Germany. If we were found to be in violation of any of these laws or regulations as a result of government enforcement or private litigation, we could be subjected to civil and criminal sanctions, including both monetary fines and injunctive action that could force us to change our business practices, all of which could adversely affect our financial performance and significantly harm our reputation and our business.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Although we take precautions to prevent transactions with U.S. sanction targets, the possibility exists that we could inadvertently provide our solutions to persons prohibited by U.S. sanctions. This could result in negative consequences to us, including government investigations, penalties and reputational harm.

Risks Related to Our Operating Results and Financial Condition

We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:

•	changes in spending on marketing software by our current or prospective customers;

•	pricing our inbound platform subscriptions effectively so that we are able to attract and retain customers without compromising our profitability;

•	attracting new customers, increasing our existing customers’ use of our platform and providing our customers with excellent customer support;

•	customer renewal rates and the amounts for which agreements are renewed;

•	global awareness of our thought leadership and brand;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

•	changes to the commission plans, quotas and other compensation-related metrics for our sales representatives;

•	the amount and timing of payment for operating expenses, particularly research and development, sales and marketing expenses and employee benefit expenses;

•	the amount and timing of costs associated with recruiting, training and integrating new employees while maintaining our company culture;

•	our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our inbound platform in new markets outside of the United States;

•	unforeseen costs and expenses related to the expansion of our business, operations and infrastructure, including disruptions in our hosting network infrastructure and privacy and data security;

•	foreign currency exchange rate fluctuations; and

•	general economic and political conditions in our domestic and international markets.

We may not be able to accurately forecast the amount and mix of future subscriptions, revenue and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our common stock could decline.

If we do not accurately predict subscription renewal rates or otherwise fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of renewal rates with customers or future operating revenue. As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We offer our inbound platform primarily through a mix of monthly, quarterly and single-year subscription agreements and generally recognize revenue ratably over the related subscription period. As a result, much of the revenue we report in each quarter is derived from agreements entered into during prior months, quarters or years. In addition, we do not record deferred revenue beyond amounts invoiced as a liability on our balance sheet. A decline in new or renewed subscriptions or marketing solutions agreements in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. Such declines, however, would negatively affect our revenue and deferred revenue balances in future periods, and the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue and deferred revenue balance through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We are exposed to fluctuations in currency exchange rates.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Our operating results could be negatively affected depending on the amount of expense denominated in foreign currencies, primarily the Euro. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of the United States, the effects of movements in currency exchange rates will increase as our transaction volume outside of the United States increases.

Risks Related to Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock has been determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our common stock.

Our stock price may be volatile and may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading prices of the securities of technology companies, including providers of software via the cloud-based model, have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results, including as a result of the addition or loss of any number of customers;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	changes in operating performance and stock market valuations of cloud-based software or other technology companies, or those in our industry in particular;

•	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including data privacy and data security;

•	lawsuits threatened or filed against us;

•	changes in key personnel; and

•	other events or factors, including changes in general economic, industry and market conditions and trends.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately 54.4% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may take advantage of these provisions until we are no longer an “emerging growth company”. We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering. If we take advantage of any of these reduced reporting burdens in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of the New York Stock Exchange, or NYSE. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning in 2015, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. We have identified certain internal control deficiencies surrounding our systems and closing process. We have and will continue to remediate these deficiencies by investing in our financial systems and adding additional personnel, including outside consultants. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

After we are no longer an emerging growth company, or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, based on the number of shares outstanding as of June 30, 2014, we will have outstanding 30,361,826 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 5,000,000 shares sold in this offering will be immediately freely tradable, and approximately 25,361,826 additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

Effective upon the completion of this offering, an aggregate of 1,973,551 shares of our common stock will be reserved for future issuance under our stock option plans, and 394,710 shares of our common stock will be reserved for future issuance under our ESPP. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Securities Act Rule 144 in the case of our affiliates.

Additionally, after this offering, the holders of an aggregate of 20,200,445 shares of our common stock will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register these shares for resale, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering, based on the initial public offering price of $25.00 per share, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase common stock under our equity incentive plans, vesting of restricted stock units issued to our employees, if we further issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution”.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering and, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We intend to use the net proceeds for working capital and other general corporate purposes. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	provide for a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us in certain circumstances.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, and these statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin and operating expenses;

•	maintaining and expanding our customer base and increasing our average subscription revenue per customer;

•	the impact of competition in our industry and innovation by our competitors;

•	our anticipated growth and expectations regarding our ability to manage our future growth;

•	our predictions about industry and market trends;

•	our ability to anticipate and address the evolution of technology and the technological needs of our customers, to roll-out upgrades to our existing software platform and to develop new and enhanced applications to meet the needs of our customers;

•	our ability to maintain our brand and inbound marketing thought leadership position;

•	the impact of our corporate culture and our ability to attract, hire and retain necessary qualified employees to expand our operations;

•	the anticipated effect on our business of litigation to which we are or may become a party;

•	our ability to successfully acquire and integrate companies and assets;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally; and

•	our application of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports, including reports from AMI Partners, Corporate Executive Board (CEB), Dimensional Research, International Data Corporation (IDC), Mintigo, Nielsen and NM Incite. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Based on our industry experience, we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

This prospectus also contains information regarding the average increase in inbound leads experienced by our customers. We analyzed monthly user data analytics from 2012 and 2013 for 3,067 of our customers with between 10 and 2,000 employees, and compared data beginning in a customer’s third month using our platform against data in a customer’s twelfth month using our platform, to measure increases in the volume of inbound leads. “Leads” are defined as website visitors whose information and activities are captured by our platform’s lead tracking tool. Data was excluded for any months where the increase was greater than 500% and for customers that generated 10 or fewer leads. We believe these results are representative of the results experienced by our customers with between 10 and 2,000 employees.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $113.6 million, based upon the initial public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $131.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. We have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional shares of common stock in this offering, for general corporate purposes, including investing further in our sales and marketing and research and development efforts and payment of anticipated general and administrative expenses. We also intend to use proceeds from this offering to fund our growth strategies described elsewhere in this prospectus. We may use a portion of the net proceeds for the acquisition of businesses, technologies or other assets that we believe are complementary to our own, although we have no agreements, commitments or understandings with respect to any such transaction.

We also expect to use approximately $18.0 million of the net proceeds to repay all of the outstanding principal and accrued interest on our revolving line of credit. We have used our revolving line of credit for general working capital purposes. The interest rate on our revolving line of credit is the bank’s prime rate plus 0.5%. The outstanding balance under our revolving line of credit is due in March 2016.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying a portion of the net proceeds of this offering. Pending these uses, we intend to invest the remaining net proceeds in high quality, investment-grade instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock or any other securities. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, the provision of then-existing debt instruments and other factors that our board of directors may deem relevant. In addition, our credit facility prohibits, and future debt instruments may materially restrict, us from declaring or paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock into 19,529,713 shares of our common stock, which will occur upon the closing of this offering, and (2) the filing of our amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the pro forma adjustments described above, (2) our receipt of the net proceeds from our sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (3) our use of approximately $5.0 million of our net proceeds of this offering to repay all of our indebtedness outstanding under our revolving line of credit as of June 30, 2014.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2014
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited) (in thousands, except share and per share amounts)
Cash	$7,302	$7,302	$115,852

Revolving line of credit	5,000	5,000	—

Redeemable convertible preferred stock, $0.001 par value, 58,589,218 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	101,320	—	—

Stockholders’ (deficit) equity
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 25,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 5,832,113 shares issued and outstanding, actual; 500,000,000 shares authorized, 25,361,826 shares issued and outstanding, pro forma; 500,000,000 authorized, 30,361,826 shares issued and outstanding, pro forma as adjusted	6	25	30
Additional paid-in capital	17,280	118,581	232,126
Accumulated other comprehensive loss	(81)	(81)	(81)
Accumulated (deficit) equity	(123,816)	(123,816)	(123,816)

Total stockholders’ (deficit) equity	(106,611)	(5,291)	108,259

Total capitalization	$(291)	$(291)	$108,259

(1)	The pro forma as adjusted amounts shown do not reflect the drawdown under our revolving line of credit of an additional $13.0 million for general working capital purposes subsequent to June 30, 2014, all of which shall be repaid from net proceeds of this offering. Additionally, the pro forma as adjusted amounts do not take into account $1.5 million of offering costs that had already been paid as of June 30, 2014.

The number of shares of common stock to be outstanding after this offering is based on 25,361,826 shares of common stock outstanding as of June 30, 2014 and excludes:

•	4,808,985 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 with a weighted-average exercise price of $8.41 per share;

•	1,168,791 shares of common stock subject to RSUs outstanding as of June 30, 2014;

•	13,158 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014 with an exercise price of $5.70 per share;

•	290,445 shares of common stock reserved for future issuance under our 2007 Plan as of June 30, 2014; and

•	1,973,551 shares of common stock reserved for future issuance under our 2014 Plan and 394,710 shares of common stock reserved for issuance under our 2014 ESPP, each of which will become effective in connection with this offering and contains provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2014 was $(23.5) million, or $(4.04) per share. Our pro forma net tangible book value (deficit) as of June 30, 2014 was $(23.5) million, or $(0.93) per share, based on the total number of shares of our common stock outstanding as of June 30, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2014 into an aggregate of shares of common stock, which conversion will occur upon the completion of this offering.

After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at the initial public offering price of $25.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been $90.0 million, or $2.96 per share. This represents an immediate increase in pro forma net tangible book value of $3.89 per share to our existing stockholders and immediate dilution of $22.04 per share to investors purchasing shares of common stock in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$25.00
Historical net tangible book value per share as of June 30, 2014	$(4.04)

Pro forma net tangible book value per share as of June 30, 2014	$(0.93)
Increase in net tangible book value per share attributable to new investors in this offering	3.89

Pro forma net tangible book value per share after this offering		2.96

Dilution per share to new investors		$22.04

If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $3.57 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $21.43 per share.

The following table presents, on a pro forma as adjusted basis as of June 30, 2014, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at the initial public offering price of $25.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	25,361,826	84%	$94,371,000	43%	$3.72
New investors	5,000,000	16%	125,000,000	57%	$25.00

Total	30,361,826	100%	$219,371,000	100%	$7.23

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own 82% and our new investors would own 18% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock to be outstanding after this offering is based on 25,361,826 shares of common stock outstanding as of June 30, 2014 and excludes:

•	4,808,985 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 with a weighted-average exercise price of $8.41 per share;

•	1,168,791 shares of common stock subject to RSUs outstanding as of June 30, 2014;

•	13,158 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014 with an exercise price of $5.70 per share;

•	290,445 shares of common stock reserved for future issuance under our 2007 Plan as of June 30, 2014; and

•	1,973,551 shares of common stock reserved for future issuance under our 2014 Plan, and 394,710 shares of common stock reserved for issuance under our 2014 ESPP, each of which will become effective in connection with this offering and contains provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

To the extent that outstanding options or warrants are exercised and restricted stock units are settled, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 has been derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements included elsewhere in this prospectus. Certain amounts set forth below for the years ended December 31, 2009, 2010, 2011 and 2012 have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2 of the consolidated financial statements). Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
Consolidated Statements of Operations Data:	(in thousands)
Revenue:
Subscription	$5,771	$13,636	$25,702	$45,870	$70,819	$31,829	$47,188
Professional services and other	844	1,751	2,851	5,734	6,815	3,247	4,084

Total revenue	6,615	15,387	28,553	51,604	77,634	35,076	51,272

Cost of revenue:
Subscription(1)	1,116	2,903	5,712	10,834	20,280	9,782	11,672
Professional services and other(1)	2,642	4,091	6,368	6,004	8,759	4,006	5,181

Total cost of revenue	3,758	6,994	12,080	16,838	29,039	13,788	16,853

Total gross profit	2,857	8,393	16,473	34,766	48,595	21,288	34,419

Operating expenses:
Research and development(1)	2,990	4,382	10,031	10,585	15,018	6,706	9,641
Sales and marketing(1)	8,031	14,075	24,088	34,949	53,158	24,026	33,020
General and administrative(1)	1,230	2,500	6,769	7,972	14,669	6,941	9,449

Total operating expenses	12,251	20,957	40,888	53,506	82,845	37,673	52,110

Loss from operations	(9,394)	(12,564)	(24,415)	(18,740)	(34,250)	(16,385)	(17,691)

Other income (expense)
Interest income	1	3	36	26	34	22	3
Interest expense	—	(12)	(30)	(63)	(20)	(3)	(121)
Other expense	—	—	(2)	(1)	(38)	26	65

Total other income (expense)	1	(9)	4	(38)	(24)	45	(53)

Net loss	(9,393)	(12,573)	(24,411)	(18,778)	(34,274)	(16,340)	(17,744)
Preferred stock accretion	97	123	87	81	54	27	27
Deemed dividends to investors	—	—	973	—	—	—	—
Net loss attributable to common stockholders	$(9,490)	$(12,696)	$(25,471)	$(18,859)	$(34,328)	$(16,367)	$(17,771)

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share amounts)
Net loss per common share, basic and diluted(2)	$(2.70)	$(3.53)	$(6.19)	$(4.01)	$(6.71)	$(3.23)	$(3.15)
Weighted average common shares used in computing basic and diluted net loss per common share(2)	3,520	3,601	4,115	4,699	5,113	5,060	5,636
Pro forma net loss per common share, basic and diluted (unaudited)(3)					$(1.39)		$(0.71)
Pro forma weighted average common shares used in computing basic and diluted net loss per common share (unaudited)(3)					24,643		25,166

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue Subscription	$—	$4	$16	$27	$50	$20	$40
Professional services and other	14	36	131	100	211	66	152
Research and development	35	105	2,341	739	691	369	299
Sales and marketing	27	67	647	691	1,194	488	887
General and administrative	68	75	1,484	958	1,318	631	870

Total stock-based compensation	$144	$287	$4,619	$2,515	$3,464	$1,574	$2,248

(2)	See Note 2 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(3)	See Note 2 to our consolidated financial statements for further details on the calculation of pro forma net loss per share attributable to common stockholders.

	As of December 31,					As of June 30, 2014
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$17,218	$6,955	$13,972	$41,097	$12,643	$7,302
Working capital, excluding deferred revenue	18,005	7,831	12,875	39,934	13,803	9,901
Total assets	19,816	14,505	35,411	65,651	50,559	52,105
Deferred revenue	1,903	4,270	8,179	16,017	24,906	32,403
Total liabilities	2,774	8,728	17,053	27,621	42,514	57,396
Total redeemable convertible preferred stock	32,668	33,786	66,062	101,239	101,293	101,320
Total stockholders’ deficit	$(15,626)	$(28,007)	$(47,702)	$(63,209)	$(93,248)	$(106,611)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors” and elsewhere in this prospectus.

Company Overview

We provide a cloud-based marketing and sales software platform that enables businesses to deliver an inbound experience. An inbound marketing and sales experience attracts, engages and delights customers by being more relevant, more helpful, more personalized and less interruptive than traditional marketing and sales tactics. Our software platform features integrated applications to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers and delight customers so that they become promoters of those businesses. These integrated applications include social media, search engine optimization, blogging, website content management, marketing automation, email, CRM, analytics and reporting.

We designed our all-in-one platform from the ground up to enable businesses to provide an inbound experience to their prospects and customers. At the core of our platform is a single inbound database for each business that captures its customer activity throughout the customer lifestyle. Our platform uses our centralized inbound database to empower businesses to create more personalized interactions with customers, such as personalized emails, personalized social media alerts, personalized websites and targeted alerts for sales people. We provide a comprehensive set of integrated applications on our platform, which offers businesses ease of use, power and simplicity. We designed and built our platform to serve a large numbers of customers of any size with demanding use cases.

While our platform can scale to the enterprise, we focus on selling to mid-market businesses because we believe we have significant competitive advantages attracting and serving them. We efficiently reach these businesses at scale through our proven inbound go-to-market approach and more than 2,000 marketing agency partners worldwide. Our platform is particularly suited to serving the needs of mid-market business-to-business companies. These mid-market businesses seek an integrated, easy to implement and easy to use solution to reach customers and compete with organizations that have larger marketing and sales budgets. As of June 30, 2014, we had 11,624 customers of varying sizes in more than 70 countries, representing almost every industry.

Our platform is a multi-tenant, single code-based and globally available software-as-a-service, or SaaS, product delivered through web browsers or mobile applications. We sell our platform on a subscription basis and generated revenue of $28.6 million in 2011, $51.6 million in 2012 and $77.6 million in 2013, representing year-over-year increases of 81% in 2012 and 50% in 2013. We generated revenue of $35.1 million and $51.3 million for the six months ended June 30, 2013 and 2014, respectively, representing a period-over-period increase of 46%. We had net losses of $24.4 million in 2011, $18.8 million in 2012 and $34.3 million in 2013 and $16.3 million and $17.7 million for the six months ended June 30, 2013 and 2014, respectively, primarily due to increased investments in our growth.

We derive most of our revenue from subscriptions to our cloud-based software platform and related professional services, which consist of customer training and other consulting services. Subscription revenue accounted for 90.0% of our total revenue in 2011, 88.9% in 2012, 91.2% in 2013 and 90.7% and 92.0% in the six months ended June 30, 2013 and 2014, respectively. We sell three product plans at different base prices on a subscription basis, each of which includes our core platform and integrated applications to meet the needs of the various customers we serve. Customers pay additional fees if the number of contacts stored and tracked in the customer’s database exceeds specified thresholds. We generate additional revenue based on the purchase of additional subscriptions and applications and the number of account users, subdomains and website visits. Substantially all of our customers’ subscriptions are one year or less in duration. Subscriptions are non-cancelable and are billed in advance on various schedules. Because the mix of billing terms for orders can vary from period to period, the annualized value of the orders we enter into with our customers will not be completely reflected in deferred revenue at any single point in time. Accordingly, we do not believe that change in deferred revenue is an accurate indicator of future revenue for a given period of time.

Professional services and other revenue accounted for 10.0% of our total revenue in 2011, 11.1% in 2012, 8.8% in 2013, and 9.3% and 8.0% in the six months ended June 30, 2013 and 2014, respectively. Our software is designed to be ready to use immediately after a new customer subscribes. Most of our customers purchase training services which are designed to help customers enhance their ability to attract, engage and delight their customers using our platform.

Our customer base has grown from over 5,783 customers at the end of 2011 to 11,624 customers as of June 30, 2014, which has resulted in rapid revenue growth. As of June 30, 2014, approximately 20% of our customers were located outside of the United States and these customers generated approximately 21% of our total revenue for the six months ended June 30, 2014. We opened our first international office in Dublin, Ireland in January 2013 as part of our geographic expansion. We plan to further grow our international business and expand to other geographies.

We have focused on rapidly growing our business and plan to continue to make investments to help us address some of the challenges facing us to support this growth, such as demand for our platform by existing and new customers, significant competition from other providers of marketing software and related applications and rapid technological change in our industry. We believe that the growth of our business is dependent on many factors, including our ability to expand our customer base, increase adoption of our platform within existing customers, develop new products and applications to extend the functionality of our platform and provide a high level of customer service. We expect to increase our investment in sales and marketing as we continue to expand our sales teams, increase our marketing activities and grow our international operations. We also expect to increase our investment in research and development as we continue to introduce new products and applications to extend the functionality of our platform. We also intend to invest in maintaining a high level of customer service and support which we consider critical for our continued success. We plan to continue investing in our data center infrastructure and services capabilities in order to support continued future customer growth. We also expect to incur additional general and administrative expenses as a result of both our growth and the infrastructure required to be a public company. We expect to use the proceeds from this offering to fund these growth strategies and do not expect to be profitable in the near term.

We believe that these investments will result in an increase in our subscription revenue base and improvement in the retention of this base. This will result in revenue increasing faster than the increase in sales and marketing, research and development and general and administrative expenses as we reach economies of scale. With this increased operating leverage, we expect our gross and operating margins to increase in the long term. However, we will incur losses in the short term. If we are unable to achieve our revenue growth objectives, including a high rate of renewals of our customer agreements, we may not be able to achieve profitability.

Key Business Metrics

We use the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key business metrics may be calculated in a manner different than similar key business metrics used by other companies.

	Year Ended December 31,			Three Months Ended June 30,
	2011	2012	2013	2013		2014
Total customers	5,783	8,159	10,111	8,989		11,624
Average subscription revenue per customer	$5,395	$6,580	$7,752	$7,566	(1)	$8,823	(1)
Subscription dollar retention rate	71.6%	82.4%	82.9%	84.9%		90.3%
Customer Acquisition Cost, or CAC	$6,671	$8,279	$11,645	$11,533		$11,778

(1)	Average subscription revenue per customer for the three months ended June 30, 2013 and 2014 is presented here and elsewhere in this prospectus on an annualized basis.

Total Customers. We believe that our ability to increase our customer base is an indicator of our market penetration and growth of our business as we continue to expand our sales force and invest in marketing efforts. We define our total customers at the end of a particular period as the number of business entities or individuals with one or more paid subscriptions to our marketing platform, either paid directly or through an agency partner. We do not include in total customers business entities or individuals with one or more paid subscriptions solely for our Sidekick product. More than 130,000 individuals with a free or paid Sidekick account used our Sidekick product during August 2014. A single customer may have separate paid subscriptions for separate websites, but we count these as one customer if the subscriptions are managed by the same business entity or individual. For more information about our customers, see the section of this prospectus captioned “Business—Our Customers.”

Average Subscription Revenue per Customer. We believe that our ability to increase the average subscription revenue per customer is an indicator of our ability to grow the long-term value of our existing customer relationships. We define average subscription revenue per customer during a particular period as subscription revenue from our total customers during the period divided by the average total customers during the same period. Our average subscription revenue per customer was $8,478 for the three months ended March 31, 2014 and $8,670 for the six months ended June 30, 2014. We expect our average subscription revenue per customer to continue to increase over time.

Subscription Dollar Retention Rate. We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and the long-term value of our customers. We assess our performance in this area using a metric we refer to as our Subscription Dollar Retention Rate. We compare the aggregate Contractual Monthly Subscription Revenue of our customer base as of the beginning of each month, which we refer to as Retention Base Revenue, to the aggregate Contractual Monthly Subscription Revenue of the same group of customers at the end of that month, which we refer to as Retained Subscription Revenue. We define Contractual Monthly Subscription Revenue as the total amount of subscription fees contractually committed to be paid for a full month under all of our customer agreements, excluding any commissions owed to our partners. We do not include in Contractual Monthly Subscription Revenue any subscription fees contractually committed to be paid by business entities or individuals with subscriptions solely for our Sidekick product. Our Subscription Dollar Retention Rate for a given period is calculated by first dividing Retained Subscription Revenue by Retention Base Revenue for each month in the period, calculating the weighted average of these rates using the Retention Base Revenue for each month in the period, and then annualizing the resulting rates. Our Subscription Dollar Retention Rate was 86.7% for the three months ended March 31, 2014 and 88.6% for the six months ended June 30, 2014.

Customer Acquisition Cost. We believe that customer acquisition cost, or CAC, is an indicator of the efficiency of our sales and marketing programs in acquiring new customers. We calculate CAC by dividing our total sales and marketing expenses during a particular period, excluding the stock-based compensation included in sales and marketing expenses, by our total new customers added during the same period. We define our total new customers during a particular period as the number of new business entities or individuals who entered into one or more paid subscriptions to our marketing platform, either paid directly or through an agency partner, during the period. We do not include in total new customers business entities or individuals with one or more paid subscriptions solely for our Sidekick product. A single new customer may have separate paid subscriptions for separate websites, but we count these as one new customer if the subscriptions are managed by the same business entity or individual. Our CAC was $10,895 for the three months ended March 31, 2014 and $11,334 for the six months ended June 30, 2014.

Key Components of Consolidated Statements of Operations

Revenue

We derive our revenue from two major sources, revenue from subscriptions to our inbound platform and professional services and other revenue consisting mainly of training and consulting fees.

Subscription based revenue is derived from customers using our software platform for their inbound marketing and sales needs. Our software platform includes integrated applications that allow businesses to manage social media, search engine optimization, blogging, website content, marketing automation, email, analytics and reporting. Substantially all of our customers’ subscriptions are one year or less in duration. Subscriptions are non-cancelable and are billed in advance on various schedules. All subscription fees that are billed in advance of service are recorded in deferred revenue. Subscription based revenue is recognized net of consideration paid to marketing agency partners when the agency partner purchases the subscription directly from us, as in these instances our customer is the partner and our remaining obligations are to the partner.

Professional services and other revenue are derived primarily from training and other consulting fees. The training provided to customers typically involves an inbound marketing consultant. An inbound marketing consultant will typically work with our customers to enhance their understanding of how to attract leads and convert them into customers through search engine optimization, social media, blogging and other content. Training is generally sold in connection with a customer’s initial subscription and is billed in advance. The training is also available to be purchased separately following a customer’s purchase of its initial subscription and our marketing agency partners routinely provide the same training to customers.

Cost of Revenue and Operating Expenses

Cost of Revenue

Cost of subscription revenue consists primarily of managed hosting providers and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our customer support team, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities and costs related to information technology, or IT.

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, bonuses and stock-based compensation, as well as allocated overhead costs.

We expect that cost of subscription and professional services and other revenue will increase in absolute dollars as we continue to invest in growing our business. Over time, we expect to gain benefits of scale associated with our costs of hosting our software platform relative to subscription revenues, resulting in improved subscription gross margin. We expect to continue to generate negative gross margins related to professional services in the near term.

Research and Development

Research and development expenses consist primarily of personnel costs of our development team, including payroll, benefits and stock-based compensation expense and allocated overhead costs. We capitalize certain software development costs that are attributable to developing new products and adding incremental functionality to our software platform and amortize such costs as costs of subscription revenue over the estimated life of the new product or incremental functionality, which is generally two years. We focus our research and development efforts on improving our products and developing new ones, delivering new functionality and enhancing the customer experience. We believe delivering new functionalities for our customers is an integral part of our solution and provides our customers with access to a broad array of options and information critical to their marketing efforts. We expect to continue to make investments in and expand our offerings to enhance our customers’ experience and satisfaction and attract new customers. We expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our software platform.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including sales commissions and incentives, benefits and stock-based compensation expense, marketing programs, including lead generation, costs of our annual INBOUND conference, and other brand building expenses and allocated overhead costs. We defer certain sales commissions related to acquiring new customers and amortize them ratably over the term of the corresponding subscription agreement. Sales and marketing expenses also include commissions paid to our marketing agency partners when we are the primary obligor for providing the subscription that has been purchased.

We plan to continue to expand sales and marketing to grow our customer base and increase sales to existing customers. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. We expect sales and marketing expenses will increase as a result of hiring net new quota-carrying sales representatives in the United States and worldwide, adding to the marketing staff and expanding our annual INBOUND conference. Over time, we expect sales and marketing expenses will decline as a percentage of total revenue.

General and Administrative

General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, human resources, employee-related information technology, administrative personnel, including payroll, benefits and stock-based compensation expense; professional fees for external legal, accounting and other consulting services; and allocated overhead costs. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of total revenue as we focus on processes, systems and controls to enable the our internal support functions to scale with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the costs of compliance associated with being a publicly traded company, including audit and consulting fees.

Other Income (Expense)

Other income (expense) consists primarily of interest expense and foreign currency gains and losses. We have historically had a minimal amount of debt outstanding on which we pay interest. The addition of our Dublin, Ireland office in 2013 has increased our exposure to foreign currencies, particularly the Euro.

Results of Operations

The following tables set forth certain consolidated financial data in dollar amounts and as a percentage of total revenue. Certain amounts and percentages set forth below for the years ended December 31, 2011 and 2012 have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2 of the consolidated financial statements).

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Revenue:
Subscription	$25,702	$45,870	$70,819	$31,829	$47,188
Professional services and other	2,851	5,734	6,815	3,247	4,084

Total revenue	28,553	51,604	77,634	35,076	51,272

Cost of revenue:
Subscription	5,712	10,834	20,280	9,782	11,672
Professional services and other	6,368	6,004	8,759	4,006	5,181

Total cost of revenue	12,080	16,838	29,039	13,788	16,853

Gross profit	16,473	34,766	48,595	21,288	34,419

Operating expenses:
Research and development	10,031	10,585	15,018	6,706	9,641
Sales and marketing	24,088	34,949	53,158	24,026	33,020
General and administrative	6,769	7,972	14,669	6,941	9,449

Total operating expenses	40,888	53,506	82,845	37,673	52,110

Loss from operations	(24,415)	(18,740)	(34,250)	(16,385)	(17,691)

Other income (expense):
Interest income	36	26	34	22	3
Interest expense	(30)	(63)	(20)	(3)	(121)
Other expense	(2)	(1)	(38)	26	65

Total other income (expense)	4	(38)	(24)	45	(53)

Net loss	$(24,411)	$(18,778)	$(34,274)	$(16,340)	$(17,744)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(as a percentage of total revenue)
Revenue:
Subscription	90%	89%	91%	91%	92%
Professional services and other	10	11	9	9	8

Total revenue	100	100	100	100	100

Cost of revenue:
Subscription	20	21	26	28	23
Professional services and other	22	12	11	11	10

Total cost of revenue	42	33	37	39	33

Gross profit	58	67	63	61	67

Operating expenses:
Research and development	35	21	19	19	19
Sales and marketing	84	68	68	68	64
General and administrative	24	15	19	20	18

Total operating expenses	143	104	107	107	102

Loss from operations	(85)	(37)	(44)	(47)	(35)

Total other income (expense)	0	0	0	0	0

Net loss	(85)%	(37)%	(44)%	(47)%	(35)%

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2014

Revenue

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Subscription	$31,829	$47,188	$15,359	48%
Professional services and other	3,247	4,084	837	26%

Total revenue	$35,076	$51,272	$16,196	46%

Subscription revenue increased 48% for the six months ended June 30, 2014 due to an increase in total customers, which grew from 8,989 as of June 30, 2013 to 11,624 as of June 30, 2014, and an increase in average annualized subscription revenue per customer, which grew from $7,425 for the six months ended June 30, 2013 to $8,670 for the six months ended June 30, 2014. The growth in total customers was primarily driven by our increased sales representative capacity to meet market demand. The increase in average subscription revenue per customer was driven primarily by new customers purchasing our higher price product plans, existing customers increasing their use of our products and existing customers purchasing additional subscriptions.

The 26% increase in professional services and other revenue resulted primarily from the delivery of training services for subscriptions sold.

Total Cost of Revenue, Gross Profit and Gross Margin

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(Dollars in thousands)
Total cost of revenue	$13,788	$16,853	$3,065	22%
Gross profit	21,288	34,419	13,131	62%
Gross margin	61%	67%

Total cost of revenue increased 22% for the six months ended June 30, 2014 primarily due to an increase in subscription and hosting costs, employee-related costs and amortization of developed and acquired technology. The increase in gross margin was primarily driven by improved leverage of our hosting costs relative to growth in subscription revenue.

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Subscription cost of revenue	$9,782	$11,672	$1,890	19%
Percentage of subscription revenue	31%	25%

Subscription cost of revenue increased 19% for the six months ended June 30, 2014 primarily due to increases in employee-related costs and amortization of capitalized software development costs. Employee-related costs increased $1.0 million as a result of increased headcount from 64 employees at June 30, 2013 to 79 employees at June 30, 2014 as we continue to grow our customer support organization to support our customer growth and improve service levels and offerings. Amortization of capitalized software development costs increased $0.6 million due to continued development of our software platform.

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Professional services and other cost of revenue	$4,006	$5,181	$1,175	29%
Percentage of professional services and other revenue	123%	127%

Professional services and other costs of revenue increased 29% for the six months ended June 30, 2014 primarily due to an increase in employee related costs. Employee-related costs increased $1.1 million as a result of increased headcount from 69 employees at June 30, 2013 to 85 employees at June 30, 2014 as we continue to grow our professional services organization to support our customer growth and improve service levels and offerings.

Research and Development

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Research and development	$6,706	$9,641	$2,935	44%
Percentage of total revenue	19%	19%

Research and development expenses increased 44% for the six months ended June 30, 2014 primarily due to an increase in employee-related costs. Employee-related costs increased $2.7 million as a result of increased headcount from 91 employees at June 30, 2013 to 127 employees at June 30, 2014 as we continue to grow our engineering organization to develop new products and continue to develop our existing software platform.

Sales and Marketing

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Sales and marketing	$24,026	$33,020	$8,994	37%
Percentage of total revenue	68%	64%

Sales and marketing expenses increased 37% for the six months ended June 30, 2014 primarily due to increases in employee-related costs and third-party agency partner commissions. Employee-related costs increased $6.2 million as a result of increased headcount from 292 employees at June 30, 2013 to 351 employees at June 30, 2014 as we continue to expand our selling and marketing organizations to grow our customer base. Partner commissions increased $0.9 million as a result of increased revenue generated through our marketing agency partners.

General and Administrative

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
General and administrative	$6,941	$9,449	$2,508	36%
Percentage of total revenue	20%	18%

General and administrative expenses increased 36% for the six months ended June 30, 2014 primarily due to an increase in employee-related costs. Employee-related costs increased $1.5 million as a result of increased headcount from 53 employees at June 30, 2013 to 77 employees at June 30, 2014 as we continue to grow our business and require additional personnel to support our expanded operations.

Other Income (Expense)

	Six Months Ended June 30,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Other income (expense)	$45	$(53)	$(98)	*
Percentage of total revenue	*	*

*	not meaningful

Other income (expense) includes interest income and expense and the impact of foreign currency transaction gains and losses. Other income (expense) is not significant for any period presented.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2013

Revenue

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Subscription	$45,870	$70,819	$24,949	54%
Professional services and other	5,734	6,815	1,081	19

Total revenue	$51,604	$77,634	$26,030	50%

Subscription revenue increased 54% during 2013 due to an increase throughout the year in total customers, which grew from 8,159 as of December 31, 2012 to 10,111 as of December 31, 2013, and an increase in average subscription revenue per customer, which grew from $6,580 in 2012 to $7,752 in 2013. The growth in total customers was primarily driven by our increased sales representative capacity to meet market demand. The increase in average subscription revenue per customer was driven primarily by new customers purchasing our higher price product plans, existing customers increasing their use of our products and existing customers purchasing additional subscriptions.

The 19% increase in professional services and other revenue resulted primarily from the delivery of training services for subscriptions sold.

Total Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Total cost of revenue	$16,838	$29,039	$12,201	72%
Gross profit	34,766	48,595	13,829	40%
Gross margin	67%	63%

Total cost of revenue increased 72% during 2013 primarily due to an increase in subscription and hosting costs, employee-related costs, amortization of developed and acquired technology and allocated overhead expenses. The decrease in gross margin was primarily driven by our increased investment in subscription and hosting services as well as the amortization of developed and acquired technologies and allocated overhead expenses.

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Subscription cost of revenue	$10,834	$20,280	$9,446	87%
Percentage of subscription revenue	24%	29%

Subscription and hosting costs increased $5.4 million due to growth in our customer base from 8,159 customers at December 31, 2012 to 10,111 customers at December 31, 2013 along with higher costs associated with maintaining multiple hosting platforms while we migrated to a new version of our software. Employee-related costs increased $2.1 million as a result of increased headcount from 28 employees at December 31, 2012 to 74 employees at December 31, 2013 as we continue to grow our customer support organization to support our customer growth and improve service levels and offerings. Amortization of capitalized software development costs increased $1.1 million due to continued development of our software platform. Allocated overhead expenses increased $0.8 million primarily due to increased rent expense and depreciation of capital equipment as we continue to grow our business and expand headcount as discussed above.

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Professional services and other cost of revenue	$6,004	$8,759	$2,755	46%
Percentage of professional services and other revenue	105%	129%

Professional services and other costs increased 46% during 2013 primarily due to an increase in employee related costs. Employee-related costs increased $2.0 million as a result of increased headcount from 53 employees at December 31, 2012 to 81 employees at December 31, 2013 as we continue to grow our professional services organization to support our customer growth and improve service levels and offerings. Allocated overhead expenses increased $0.7 million primarily due to increased rent expense and depreciation of capital equipment as we continue to grow our business and expand headcount as discussed above.

Research and Development

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Research and development	$10,585	$15,018	$4,433	42%
Percentage of total revenue	21%	19%

Research and development expenses increased 42% during 2013 primarily due to increases in employee-related costs and allocated overhead costs. Employee-related costs increased $3.6 million as a result of increased headcount of 74 employees at December 31, 2012 compared to 110 employees at December 31, 2013 as we continue to grow our engineering organization to develop new products and continue to develop our existing software platform. Allocated overhead costs increased $0.8 million primarily due to increased rent expense and depreciation of capital equipment as we continue to grow our business and expand headcount as discussed above.

Sales and Marketing

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Sales and marketing	$34,949	$53,158	$18,209	52%
Percentage of total revenue	68%	68%

Sales and marketing expenses increased 52% during 2013 primarily due to increases in employee-related costs, third-party agency partner commissions and allocated overhead costs. Employee-related costs increased $13.7 million as a result of increased headcount from 231 employees at December 31, 2012 to 340 employees at December 31, 2013 as we continue to expand our selling and marketing organizations to grow our customer base. Partner commissions increased $1.2 million as a result of increased revenue generated through our marketing agency partners.

General and Administrative

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
General and administrative	$7,972	$14,669	$6,697	84%
Percentage of total revenue	15%	19%

General and administrative expenses increased 84% during 2013 primarily due to increases in employee-related costs and professional fees. Employee-related costs increased $5.4 million as a result of increased headcount from 43 employees at December 31, 2012 to 63 employees at December 31, 2013 as we continue to grow our business and require additional personnel to support our expanded operations. Professional fees increased $1.3 million a result of our preparatory and audit work associated with our potential initial public offering and to support our international expansion activities.

Other Income (Expense)

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Other income (expense)	$(38)	$(24)	$14	*
Percentage of total revenue	*	*

*	not meaningful

Other income (expense) includes interest income and expense and the impact of foreign currency transaction gains and losses. Other income (expense) is not significant for any period presented.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012

Revenue

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Subscription	$25,702	$45,870	$20,168	78%
Professional services and other	2,851	5,734	2,883	101

Total revenue	$28,553	$51,604	$23,051	81%

Subscription revenue increased 78% during 2012 due to an increase throughout the year in total customers, which grew from 5,783 as of December 31, 2011 to 8,159 as of December 31, 2012, and an increase in average subscription revenue per customer, which grew from $5,395 in 2011 to $6,580 in 2012. The growth in total customers was primarily driven by our increased sales representative capacity to meet market demand. The increase in average subscription revenue per customer was driven primarily by new customers purchasing our higher price products, existing customers increasing their use of our products and existing customers purchasing additional subscriptions.

The 101% increase in professional services and other revenue resulted primarily from the delivery of training services for subscriptions sold.

Total Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Total cost of revenue	$12,080	$16,838	$4,758	39%
Gross profit	16,473	34,766	18,293	111%
Gross margin	58%	67%

Total cost of revenue increased 39% during 2012 primarily due to increases in subscription and hosting costs, employee-related costs, amortization of developed and acquired technology and allocated overhead costs.

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Subscription cost of revenue	$5,712	$10,834	$5,122	90%
Percentage of subscription revenue	22%	24%

Subscription and hosting costs increased $3.5 million due to growth in our customer base from 5,783 customers at December 31, 2011 to 8,159 customers at December 31, 2012. Employee-related costs increased $0.7 million as a result of increased headcount from 16 employees at December 31, 2011 to 28 employees at December 31, 2012 as we continue to grow our customer support organization to support our customer growth and improve service levels and offerings. Amortization of capitalized software development costs increased $0.8 million due to continued development of our software platform. Allocated overhead expenses increased $0.1 million primarily due to increased rent expense and depreciation of capital equipment as we continue to grow our business and expand headcount as discussed above.

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Professional services and other cost of revenue	$6,368	$6,004	$(364)	(6)%
Percentage of professional services and other revenue	223%	105%

Professional services and other cost of revenue remained consistent in 2011 and 2012.

Research and Development

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Research and development	$10,031	$10,585	$554	6%
Percentage of total revenue	35%	21%

Employee-related costs increased $2.2 million as a result of increased headcount from 62 employees at December 31, 2011 to 74 employees at December 31, 2012 as we continued to grow our engineering organization to develop new products and continue to develop our existing software platform. Allocated overhead costs increased $0.2 million primarily due to increased rent expense and depreciation of capital equipment as we continue to grow our business and expand headcount as discussed above. This was offset by a $1.9 million one-time non-cash expense in 2011 associated with an investor purchase of employee stock at a premium over fair value. See note 10 of our consolidated financial statements.

Sales and Marketing

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Sales and marketing	$24,088	$34,949	$10,861	45%
Percentage of total revenue	84%	68%

Employee-related costs increased $8.2 million a result of increased headcount from 145 employees at December 31, 2011 to 231 employees at December 31, 2012 as we continued to expand our selling and marketing organizations to support our increased our customer base. Partner commissions increased as a result of increased revenue generated through our marketing agency partners.

General and Administrative

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
General and administrative	$6,769	$7,972	$1,203	18%
Percentage of total revenue	24%	15%

Employee-related costs increased $2.7 million a result of increased headcount from 21 employees at December 31, 2011 to 43 employees at December 31, 2012 as we continued to grow our business and require additional personnel to support our expanded operations. This was offset by a $1.3 million one-time non-cash expense in 2011 associated with an investor purchase of employee stock at a premium over fair value. See Note 10 of our consolidated financial statements.

Other Income (Expense)

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(dollars in thousands)
Other income (expense)	$4	$(38)	$(42)	*
Percentage of total revenue	*	*

*	not meaningful

Other income (expense) includes interest income and expense and the impact of foreign currency gains and losses. Other income (expense) is not significant for any period presented.

Quarterly Results of Operations

The following tables set forth our quarterly consolidated statements of operations for each of the four quarters in the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 and June 30, 2014. Certain amounts and percentages set forth below for the year ended December 31, 2012 have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2 of the consolidated financial statements). We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(in thousands)
Revenue:
Subscription	$9,345	$10,598	$12,132	$13,795	$15,244	$16,585	$18,416	$20,574	$22,285	$24,903
Professional services and other	1,192	1,450	1,552	1,540	1,496	1,751	1,763	1,805	1,889	2,195

Total revenue	10,537	12,048	13,684	15,335	16,740	18,336	20,179	22,379	24,174	27,098

Cost of revenue:
Subscription(1)	2,091	2,358	2,939	3,446	4,630	5,152	5,114	5,384	5,547	6,125
Professional services and other(1)	1,513	1,490	1,474	1,527	1,810	2,195	2,268	2,486	2,567	2,614

Total cost of revenue	3,604	3,848	4,413	4,973	6,440	7,347	7,382	7,870	8,114	8,739
Total gross profit	6,933	8,200	9,271	10,362	10,300	10,989	12,797	14,509	16,060	18,359

Operating expenses:
Research and development(1)	2,516	2,437	2,710	2,922	2,870	3,836	4,271	4,041	4,693	4,948
Sales and marketing(1)	7,862	7,980	9,346	9,761	11,604	12,422	14,739	14,393	15,926	17,094
General and administrative(1)	1,319	1,514	2,067	3,072	3,405	3,536	3,287	4,441	4,855	4,594

Total operating expenses	11,697	11,931	14,123	15,755	17,879	19,794	22,297	22,875	25,474	26,636
Loss from operations	(4,764)	(3,731)	(4,852)	(5,393)	(7,579)	(8,805)	(9,500)	(8,366)	(9,414)	(8,277)

Other income (expense):
Interest income	6	6	5	9	13	9	7	5	2	1
Interest expense	(6)	(54)	(2)	(1)	(2)	(1)	—	(17)	(51)	(70)
Other expense	—	(1)	(2)	2	32	(6)	(18)	(47)	(2)	67

Total other income (expense)	—	(49)	1	10	43	2	(11)	(59)	(51)	(2)

Net loss	$(4,764)	$(3,780)	$(4,851)	$(5,383)	$(7,536)	$(8,803)	$(9,511)	$(8,425)	$(9,465)	$(8,279)

(1) Stock-based compensation included in the consolidated statement of operations data was as follows:
Cost of revenue:
Subscription	—	6	10	11	8	12	6	24	16	24
Professional services and other	—	45	28	27	26	40	56	89	69	83
Research and development	152	180	195	212	174	195	189	133	146	153
Sales and marketing	106	147	196	242	233	255	278	428	412	475
General and administrative	179	166	275	338	331	300	292	395	429	441

Total stock-based compensation	$437	$544	$704	$830	$772	$802	$821	$1,069	$1,072	$1,176

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(as a percentage of total revenue)
Revenue:
Subscription	89%	88%	89%	90%	91%	90%	91%	92%	92%	92%
Professional services and other	11	12	11	10	9	10	9	8	8	8

Total revenue	100	100	100	100	100	100	100	100	100	100

Cost of Revenue:
Subscription	20	20	21	22	28	28	25	24	23	23
Professional services and other	14	12	11	10	11	12	12	11	11	10

Total cost of revenue	34	32	32	32	38	40	37	35	34	33

Total gross profit	66	68	68	68	62	60	63	65	66	67

Operating expenses:
Research and development	24	20	20	19	18	21	21	18	19	18
Sales and marketing	75	66	68	64	69	68	73	64	66	63
General and administrative	12	13	15	20	20	19	16	20	20	17

Total operating expenses	111	99	103	103	107	108	110	102	105	98

Loss from operations	(45)	(31)	(35)	(35)	(45)	(48)	(47)	(37)	(39)	(31)

Other income (expense):
Interest income	—	—	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—	—	—
Other expense	—	—	—	—	—	—	—	—	—	—

Total other income (expense)	—	—	—	—	—	—	—	—	—	—

Net loss	(45)%	(31)%	(35)%	(35)%	(45)%	(48)%	(47)%	(37)%	(39)%	(31)%

We have historically experienced some seasonality in terms of when we enter into customer agreements for our services, mostly around the time where we change or increase our pricing structure for new customers. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, because we recognize subscription revenue over the term of the customer agreement, and substantially all of our customer agreements have terms of one year or less. As a result, a slowdown in our ability to enter into customer agreements may not be apparent in our revenue for the quarter, as the revenue recognized in any quarter is primarily from customer agreements entered into in prior quarters. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Our revenue has increased over the periods presented above due to new customers purchasing our higher price product plans, existing customers increasing their use of our products and existing customers purchasing additional subscriptions. Our operating expenses generally have increased sequentially in every quarter primarily due to increases in headcount and other related expenses to support our growth. We anticipate our operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business.

Our gross margin declined in the first and second quarters of 2013 as we invested in growing our customer support organization and incurred higher costs associated with maintaining multiple hosting platforms while we migrated to a new version of our software. Our gross margin improved in the third and fourth quarters of 2013 and first and second quarters of 2014 as a result of increased revenue and decreased hosting costs.

In addition, we may experience variances in total customers over a particular quarter for a variety of business reasons, and the extent to which we gain or lose customers over a particular quarter will not necessarily correlate to the changes in revenue in that quarter or in future periods. As a result of the foregoing factors, a slowdown in our ability to enter into customer agreements or to renew customer agreements may not be apparent in our revenue for the quarter, as the revenue recognized in any quarter is primarily from customer agreements entered into in prior quarters. In addition, we typically host our annual INBOUND conference in the third quarter of the year, increasing sales and marketing costs during that quarter.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, net accounts receivable and our credit facilities. The following table shows cash, working capital, net cash used in operating activities, net cash used in investing activities, and net cash provided by financing activities for the years ended December 31, 2011, 2012 and 2013 and for the six months ended June 30, 2013 and 2014:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)			(unaudited)

Cash	$13,972	$41,097	$12,643	$28,507	$7,302
Working capital	4,888	24,218	(10,859)	6,744	(22,091)
Net cash used in operating activities	(12,529)	(5,807)	(19,808)	(7,405)	(4,894)
Net cash used in investing activities	(1,834)	(2,393)	(9,170)	(5,229)	(5,876)
Net cash provided by financing activities	21,380	35,335	514	74	5,457

Our cash at June 30, 2014 was held for working capital purposes. We believe our working capital and available borrowing amounts under our credit facilities are sufficient to support our operations for at least the next 12 months. If we decide in the future to pursue strategic acquisitions, we may use a portion of the net proceeds from this offering to fund those types of investments. $0.8 million of our cash at June 30, 2014 was held in accounts outside the United States. These funds would be subject to U.S. federal taxation if repatriated, with such tax liability partially offset by foreign tax credits, however we do not intend to repatriate these funds.

In September 2014, we amended our loan and security agreement with Comerica Bank to combine our $5.0 million growth capital line of credit and $30.0 million revolving line of credit into a single $35.0 million revolving line of credit. The interest rate on the new revolving line of credit is the bank’s prime rate plus 0.5% and is due in full in March 2016. Since June 30, 2014, we have drawn down an additional $13.0 million for a total outstanding amount of $18.0 million.

Net Cash Used in Operating Activities

Net cash used in operating activities consists primarily of net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization and other non-cash charges, net. We expect that we will continue to use cash from operating activities in 2014 as we continue to invest in and grow our business.

Net cash used in operating activities during the six months ended June 30, 2014 primarily reflected our net loss of $17.7 million, offset by non-cash expenses that included $3.0 million of depreciation and amortization, $2.2 million in stock-based compensation, $0.3 million of provision for doubtful accounts and $0.2 million of non-cash rent expense. Working capital sources of cash included a $7.5 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period and a $1.2 million increase in deferred rent associated with reimbursements by our landlord for leasehold improvements. These sources of cash were offset by a $2.3 million decrease in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business.

Net cash used in operating activities during the six months ended June 30, 2013 primarily reflected our net loss of $16.3 million, offset by non-cash expenses that included $2.0 million of depreciation and amortization, $1.6 million in stock-based compensation and $0.3 million of provision for doubtful accounts and $0.1 million of non-cash rent expense. Working capital sources of cash included a $4.9 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period and a $1.3 million increase in accounts payable as a result of paying down incremental payables after period-end. These sources of cash were offset by a $1.0 million decrease in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business.

Net cash used in operating activities during 2013 primarily reflected our net loss of $34.3 million, offset by non-cash expenses that included $4.5 million of depreciation and amortization, $3.5 million in stock-based compensation, $0.5 million of provision for doubtful accounts and $0.9 million of non-cash rent expense. Working capital sources of cash included an $8.8 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period and a $4.3 million increase in accrued expenses as a result of a higher level of expenses consistent with the overall growth of the business. These sources of cash were offset by a $2.5 million decrease in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business, a $3.4 million decrease in prepaid expenses and other assets resulting from a prepayment to one of our third party hosting service providers, a $1.2 million decrease in accounts payable resulting from paying down our accounts payable after year-end, and a $1.2 million decrease in deferred commission expense due to increased commission costs consistent with the overall growth of the business. The change in net cash used in operating activities from 2012 to 2013 is primarily due to increases in payments for employee payroll as we continued to invest in and grow our business.

Net cash used in operating activities during 2012 primarily reflected our net loss of $18.8 million, offset by non-cash expenses that included $2.7 million of depreciation and amortization, $2.5 million in stock-based compensation, $0.4 million of provision for doubtful accounts and $0.1 million of interest expense. Working capital sources of cash included a $7.8 million increase in deferred revenue due to the growth in the number of customers invoiced during the period, a $2.1 million increase in accrued expenses resulting from a higher level of expenses consistent with the overall growth of the business and a $1.2 million increase in accounts payable as a result of paying down incremental payables after year-end. These sources of cash were partially offset by a $3.1 million decrease in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business. Net cash used in operating activities decreased from 2011 compared to 2012 because we sold more subscriptions with upfront payment terms and did not increase our headcount during the first half of 2012 at the same rate as we did in 2011.

Net cash used in operating activities during 2011 primarily reflected our net loss of $24.4 million, offset by non-cash expenses that included $1.9 million of depreciation and amortization, $4.6 million in stock-based compensation and $0.3 million of provision for doubtful accounts. Working capital sources of cash included a $3.7 million increase in deferred revenue resulting from the growth in the number of customers invoiced during the period and a $4.1 million increase in accrued expenses as a result of result of a higher level of expenses consistent with the overall growth of the business. These sources of cash were partially offset by a $1.4 million decrease in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business and a $1.4 million decrease in deferred commission expense due to increased commission costs consistent with the overall growth of the business.

Net Cash Used in Investing Activities

Our investing activities have consisted primarily of property and equipment purchases for computer-related equipment and capitalization of software development costs. Capitalized software development costs are related to new products or improvements to our existing software platform that expands the functionality for our customers. As our business grows, we expect that we will continue to invest in the expansion of, and improvements to, our leased spaces, both domestically and internationally.

Net cash used in investing activities during the six months ended June 30, 2014 was $5.9 million. This consisted primarily of $4.9 million of purchased property and equipment and $2.4 million of capitalized software development costs, offset by $1.5 million of cash released from restrictions associated with the lease of our headquarters. In the six months ended June 30, 2014 we continued to invest in improvements to our leased space.

Net cash used in investing activities during the six months ended June 30, 2013 was $5.2 million. This consisted primarily of $2.3 million of purchased property and equipment, $1.5 million of capitalized software development costs and $1.2 million in cash restrictions related to a lease amendment to occupy more space in our headquarters. In the six months ended June 30, 2013 we continued to invest in improvements to our leased space.

Net cash used in investing activities during 2013 was $9.2 million. This consisted primarily of $4.4 million of purchased property and equipment and $3.4 million of capitalized software development costs. In 2013, we expanded our operations and the leased space of our headquarters in Cambridge, Massachusetts, and also invested in improvements to the leased space. In addition, we were required to restrict a portion of our cash balance as a security deposit for the additional leased space.

Net cash used in investing activities during 2012 was $2.4 million. This consisted primarily of $0.3 million to purchase property and equipment and $2.3 million of capitalized software development costs.

Net cash used in investing activities during 2011 was $1.8 million. This consisted primarily of $1.2 million to purchase property and equipment and $1.7 million of capitalized software development costs, and was partially offset by $1.0 million in cash we acquired in connection with the acquisition of Performable.

Net Cash Provided by Financing Activities

Our primary financing activities have consisted primarily of issuances of convertible preferred stock and debt to fund our operations and proceeds from the exercises of options. Cash flows used in financing activities in prior years consists primarily of repayment of long-term debt.

For the six months ended June 30, 2014, cash provided by financing activities consisted primarily of $2.0 million of proceeds received from option exercises and $5.0 million of proceeds received from the issuance of long-term debt. These sources of cash were offset by $1.5 million of payments of initial public offering costs.

For the six months ended June 30, 2013, cash provided by financing activities consisted primarily of $0.1 million of proceeds received from option exercises.

For the year ended December 31, 2013, cash provided by financing activities consisted primarily of $0.6 million of proceeds received from option exercises and was offset by $0.1 million used to repay capital leases.

For the year ended December 31, 2012, cash provided by financing activities was $35.3 million, consisting primarily of $35.1 million of net proceeds received from the issuance of Series E preferred stock and $0.7 million of proceeds received from option exercises, and was offset by $0.4 million used to repay long-term debt and $0.1 million used to repay capital leases.

For the year ended December 31, 2011, cash provided by financing activities was $21.4 million, consisting primarily of $21.3 million of net proceeds received from the issuance of Series D preferred stock and $0.2 million of proceeds received from option exercises, and was partially offset by $0.1 million used to repay long-term debt.

During the six months ended June 30, 2014, we increased our credit facilities to a total of $35.0 million and extended the term we could borrow on our capital line of credit through December 2014 and on our revolving line of credit through March 2016. We currently anticipate that our cash from operations and proceeds available under our credit facilities will be sufficient to meet our operational cash needs for at least the next twelve months.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our reported revenues, results of operations and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty, and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

We primarily generate revenue from multiple element arrangements, which typically include subscriptions to our online software solution and training and consulting services. Our customers do not have the right to take possession of the online software solution. Revenue from subscriptions, including additional fees for items such as incremental contacts, is recognized ratably over the subscription period beginning on the date the subscription is made available to customers. Substantially all subscription contracts are one year or less. We recognize revenue from training and consulting services as the services are provided. Amounts billed that have not yet met the applicable revenue recognition criteria are recorded as deferred revenue.

As part of accounting for multiple element arrangements, we must assess if each component has value on a standalone basis and should be treated as a separate unit of accounting. There is an in-depth process that we undergo to determine the standalone value for each component where we determine if an individual component could be sold by itself or if the component is sold by other third parties. If the component has standalone value upon delivery, we account for each component separately. Subscription services have standalone value as they are often sold separate from all other services. Training and consulting services also have standalone value as they are sold separately by us and by third parties.

We allocate total arrangement fees to each element in a multiple element arrangement based on the relative selling price hierarchy of each element. We are not able to establish vendor-specific objective evidence, or VSOE, the most reliable level of allocating standalone value, for our subscription and training and consulting services because of our pricing practices. We note that third party evidence, or TPE, the second most reliable level of allocating standalone value, is not appropriate for determining the standalone value for any of our services because the pricing for any similar third party subscription or training or consulting services is inconsistent. Therefore, we rely on best estimate of selling price, or BESP, to allocate value to the various components of our arrangements.

To determine BESP, we consider the median actual sales price of each type of subscription and training and consulting services. We then establish a reasonable range around the median pricing, typically plus or minus 20% of the median selling price. For any transactions where a deliverable falls outside of this range, we reallocate arrangement consideration amongst the deliverables using their respective median selling prices.

We pay our marketing agency partners a commission of the subscription sales price for sales to customers. The classification of the commission paid on our consolidated statements of operations depends on who is purchasing our subscription. In instances where the customer is purchasing the subscription, we are the primary obligor and record the commission paid to the agency partner as sales and marketing expense. When the agency partner purchases the subscription directly from us, we net the consideration paid to the partner against the associated revenue we recognize, as in these instances our customer is the partner and our remaining obligations are to the partner. We also do not believe we receive a tangible benefit from the payment back to the partner.

If our judgments change we would not expect to see a material effect on our consolidated financial statements.

Capitalized Software Development Costs

Software development costs consist of certain payroll and stock compensation costs incurred to develop functionality for our software platform, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We capitalize certain software development costs for new offerings as well as upgrades to our existing software platform. We amortize these development costs over the estimated useful life of two years on a straight-line basis. We believe there are two key estimates within the capitalized software balance, which are the determination of the useful life of the software and the determination of the amounts to be capitalized.

We determined that a two year life is appropriate for our internal-use software based on our best estimate of the useful life of the internally developed software after considering factors such as continuous developments in the technology, obsolescence and anticipated life of the service offering before significant upgrades. Based on our prior experience, internally generated software will generally remain in use for a minimum of two years before being significantly replaced or modified to keep up with evolving customer needs. While we do not anticipate any significant changes to this two year estimate, a change in this estimate could produce a material impact on our financial statements. For example, if we received information that indicated the useful life of all internally developed software was one year rather than two, our capitalized software balance would decrease by approximately 50% and our amortization expense would increase by 50% in the year of adoption of the change in estimate.

We determine the amount of internal software costs to be capitalized based on the amount of time spent by our developers on projects. Costs associated with building or significantly enhancing our software platform are capitalized, while costs associated with planning new developments and maintaining our software platform are expensed as incurred. There is judgment involved in estimating the stage of development as well as estimating time allocated to a particular project. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Stock-Based Compensation

We recognize compensation expense for equity awards based on the fair value of the award and on a straight-line basis over the vesting period of the award based on the estimated portion of the award that is expected to vest.

Inherent in the valuation and recording of stock-based compensation, there are several estimates that we make, including in regard to valuation and expense that will be incurred. We apply estimated forfeiture rates to the awards based on analyses of historical data, including termination patterns, employee position and other factors. This is done to record the expense we expect to actually incur for employees that provide the required service time.

We use the Black-Scholes option pricing model to measure the fair value of our option awards when they are granted. We estimate the value of common stock at the grant date with the help of an independent third party service provider. See “Valuation of Common Stock” below for further discussion of the valuation process. We use the daily historical volatility of companies we consider to be our peers. To determine our peer companies, we used the following criteria: software or software-as-a-service companies; similar histories and relatively comparable financial leverage; sufficient public company trading history; and in similar businesses and geographical markets. We used the peers’ stock price volatility over the expected life of our granted options to calculate the expected volatility. The expected term of employee option awards is determined using the average midpoint between vesting and the contractual term for outstanding awards, or the simplified method, because we do not yet have a sufficient history of option exercises. We consider this appropriate as we plan to see significant changes to our equity structure in the future and there is no other method that would be more indicative of exercise activity. The risk-free interest rate is based on the rate on U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. We have not paid dividends and do not anticipate paying a cash dividend in the foreseeable future and, accordingly, use an expected dividend yield of zero.

The following table summarizes the assumptions, other than fair value of our common stock, relating to our stock options granted in the years ended December 31, 2011, 2012, 2013, and in the six months ended June 30, 2013 and 2014:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)
Dividend yield	—	—	—	—	—
Expected volatility	49 - 52%	48 - 51%	46.8 - 54.7%	47 - 53%	47 - 51%
Risk-free interest rate	0.79 - 2.45%	0.56 - 1.23%	0.82 - 1.86%	0.82 - 1.0%	1.84 - 1.98%
Expected term (in years)	6.0	3.5 - 6.5	4.6 - 6.5	4.7 - 6.5	5.0 - 6.5

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility, expected term and forfeiture rates, which could materially impact our future stock-based compensation expense.

During 2013 and the six months ended June 30, 2014, we granted 1.19 million restricted stock unit awards, or RSUs, to certain directors, executives and key employees. Our stock-based compensation expense for RSUs is estimated at the grant date based on the fair value of our common stock. The RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) a sale of our company or (ii) the date that is six months following our initial public offering, in either case, prior to the earlier of (A) the expiration date or (B) the tenth anniversary of the grant date.

As of June 30, 2014, no stock-based compensation expense had been recognized for RSUs because a qualifying event for the awards’ vesting was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method, net of estimated forfeiture. The following table summarizes, on an unaudited pro forma basis, the stock-based compensation expense related to the RSUs that we would incur during the quarter in which this offering is completed, assuming this offering was effective on June 30, 2014:

As of June 30, 2014		From Award Issue Date to June 30, 2014
Vested RSUs Outstanding(1)	Unvested RSUs Outstanding(2)	Pro Forma Stock-Based Compensation Expense
(in thousands)		(in thousands)
249	920	8,184

(1)	For purposes of this table, “Vested” RSUs represent the shares underlying RSUs for which the service condition had been satisfied as of June 30, 2014.
(2)	For purposes of this table, “Unvested” RSUs represent the shares underlying RSUs for which the service condition had not been satisfied as of June 30, 2014.

We estimate that the remaining unrecognized stock-based compensation expense relating to the RSUs would be approximately $7.2 million, after giving effect to estimated forfeitures and would be recognized over a weighted-average period of approximately 3.3 years if this offering became effective on June 30, 2014.

The following table estimates future stock-based compensation expense related to all outstanding equity awards, inclusive of the pro forma impact of RSUs discussed above, net of estimated forfeitures. The table does not take into account any stock-based compensation expense related to future awards that may be granted to employees, directors, or other service providers.

	2014	2015	2016	2017	2018	Total
	(unaudited, in thousands)
Performance awards	2,849	2,957	1,115	244	9	7,174
Stock-based awards with only service conditions	2,413	4,095	2,667	1,036	271	10,482

Total	5,262	7,052	3,782	1,280	280	17,656

Valuation of Common Stock

Given the absence of an active market for our common stock prior to our initial public offering, our board of directors was required to estimate the fair value of our common stock at the time of each option grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

The exercise price for all stock options granted was at the estimated fair value of the underlying common stock, as estimated on the date of grant by our board of directors in accordance with the guidelines outlined in the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate was based on a variety of factors, which included the following:

•	our historical operating and financial performance;

•	a discounted cash flow analysis;

•	the market performance of comparable publicly traded technology companies;

•	the identification and analysis of mergers and acquisitions of comparable technology companies;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale given prevailing market conditions and the nature and history of our business;

•	any adjustments necessary to recognize a lack of marketability for our common stock; and

•	U.S. and global economic market conditions.

We granted the following stock-based awards since January 1, 2013:

Grant Date	Options or RSUs	Number of Awards Granted	Exercise Price($)	Award Fair Value at Grant Date($)	Aggregate Award Fair Value($)
February 6, 2013	Options	138,417	13.14	6.09	842,960
February 6, 2013	RSUs	716,667	N/A	13.14	9,417,004
March 8, 2013	Options	5,000	13.14	6.06	30,300
March 8, 2013	RSUs	33,333	N/A	13.14	437,996
May 30, 2013	Options	278,396	13.41	6.72	1,870,821
July 17, 2013	Options	97,167	13.56	6.84	664,622
October 24, 2013	Options	162,667	14.40	7.20	1,171,202
October 24, 2013	RSUs	8,333	N/A	14.40	119,995
November 4, 2013	Options	100,000	14.40	7.26	726,000
November 4, 2013	RSUs	100,000	N/A	14.40	1,440,000
December 4, 2013	Options	148,033	14.67	7.32	1,083,602
January 29, 2014	Options	477,290	16.14	8.07	3,851,730
January 29, 2014	RSUs	249,417	N/A	16.14	4,025,590
June 11, 2014	Options	307,151	16.95	8.37	2,570,854
June 11, 2014	RSUs	79,300	N/A	16.95	1,344,135
July 30, 2014	Options	82,801	17.76	8.13	673,172
July 30, 2014	RSUs	11,333	N/A	17.76	201,274
September 25, 2014	Options	61,333	20.00	9.10	558,130
September 25, 2014	RSUs	275,000	N/A	20.00	5,500,000

In connection with these fair value estimates for grants prior to September 2014, our common stock was generally estimated or reconciled using an income and market approach.

Under the income approach, the enterprise value is estimated by performing a discounted cash flow, or DCF, analysis. The fair value of our common stock determined in connection with the grants prior to 2014, was 50% weighted using the DCF analysis. The fair value of our common stock determined in connection with the grants made in 2014 was 40% weighted using the DCF analysis. The DCF analysis requires the development and analysis of the forecasted future financial performance of the company, including revenues, operating expenses and taxes, as well as working capital and capital asset requirements. The discrete forecast period analyzed extends to the point at which the company will be expected to have reached a steady state of growth and profitability. The projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital, as well as any risk unique to our cash flows. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual, or “terminal,” value represents the estimated fair value of the total enterprise value of the company. This value is then adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value of the company.

Under the market approach, the enterprise value is estimated by performing a guideline public company, or GPC analysis, and a guideline transaction, or GT, analysis. The fair value of our common stock determined in connection with the grants prior to 2014, was 30% weighted using the GPC analysis and 20% using the GT analysis. The fair value of our common stock determined in connection with the grants made in 2014 were 40% weighted using the GPC analysis and 20% using the GT analysis.

The GPC analysis is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. The first step in this analysis involves the selection of a peer group of companies from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each company in the peer group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of our company. Depending upon the nature of the multiple, the resulting value indication may then be adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value of the company.

The guideline transaction analysis is based upon the premise that indications of value for a given entity can be estimated based upon the valuation multiples implied by transactions involving companies that are comparable to the subject company. The first step in this analysis involves the identification of transactions from which it is believed relevant data can be obtained. The second step involves the calculation of the relevant valuation multiple or multiples for each transaction in the comparable group. The final step involves the selection and application of the appropriate multiples to the relevant financial metrics of our company. Depending upon the nature of the multiple, the resulting value indication may then be adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value.

Once the equity value is estimated it is then allocated among the various classes of securities to arrive at the fair value of the common stock. For this allocation, the OPM was used for all grants. The OPM entails allocating the equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the options, with an option term assumption consistent with management’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. The differential in value between each successive option represents the value of that tranche, which is then allocated to all the share classes based on their percentage ownership claim at that level of value.

For each grant date the board and management estimated two different liquidity event scenarios (non-initial public offering and initial public offering) which were then applied to two different option pricing models (non- initial public offering and initial public offering) and weighted based on the board management’s expectations.

Applying the non- initial public offering and initial public offering OPMs result in an estimated marketable, minority fair value of our common stock for each grant date. A discount for lack of marketability, or DLOM, based both on an option based approach (put option) and empirical evidence from sources incorporating studies of companies with characteristics similar to ours is then applied, yielding a fair value of our common stock on a non-marketable, minority interest basis.

In connection with the determination by our board of directors of the fair value of our common stock for purposes of the September 25, 2014 equity grants, we assumed the completion of this offering and that a public market for our common stock had been created. We also considered the valuation range proposed by the underwriters, evidenced by the estimated offering price range set forth on the cover page of our preliminary prospectus dated September 26, 2014 relative to our financial results, current economic and market conditions, the removal of any illiquidity discount and a 100% weighting that we would complete this offering. After such considerations, our board of directors determined the fair value of our common stock to be $20.00 per share as of September 25, 2014, which is the midpoint of the estimated offering price range reflected on the cover page of our preliminary prospectus dated September 26, 2014 and granted stock options with an exercise price of $20.00 per share as well as restricted stock units on such date.

Goodwill Impairment

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually. We perform our annual impairment assessment on November 30 of each year. We operate under one reporting unit and as a result, evaluate goodwill impairment based on our fair value as a whole.

To determine the number of operating segments and reporting units that are present, we analyzed whether there is any customer, product or geographic information that drives the chief operating decision maker (our chief executive and operating officers) decisions on how to allocate resources and whether any segment management exists. Management has concluded that operating decisions are made at the consolidated company level and there is no segment management in place that reviews results of operations with the chief operating decision maker.

In assessing goodwill for impairment, an entity has the option to assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. An entity can choose not to perform a qualitative assessment for any of its reporting units, and proceed directly to the use of the two-step impairment test.

When assessing goodwill for impairment for the year ended December 31, 2013, we decided to use the two-step quantitative analysis. We determined our enterprise value used a weighted average of (1) an income approach using a discounted cash flow analysis and (2) a market approach using comparable public company metrics to determine the fair value of our one reporting unit, the consolidated company. Based on the results of our most recent annual assessment performed on November 30, 2013, we concluded that the fair value of our reporting unit exceeded its carrying amount and there was no impairment of goodwill.

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered during our course a business. Below is a table that shows the projected outlays as of December 31, 2013:

		Payments due in:
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Capital lease obligation	$324	$135	$189	$—	$—
Operating leases obligations	38,690	4,257	10,730	11,995	11,708

Total	$39,014	$4,392	$10,919	$11,995	$11,708

In October 2013, the Company extended its capital lease agreement for the purchase of equipment and financing of maintenance and installation costs with an original fair value of $299,000. The lease is payable in 36 monthly payments through September 2016. The total outstanding balance, including interest, financed under capital leases was $324,000 as of December 31, 2013 and $224,000 as of June 30, 2014.

The Company leases its office facilities under non-cancelable operating leases. As of December 31, 2013, the Company has leases that expire at various dates through 2020.

Off Balance Sheet Arrangements

We have no material off-balance sheet arrangements at December 31, 2013 and June 30, 2014, exclusive of operating leases and indemnifications on officers, directors and employees for certain events or occurrences while the officer, director or employee is, or was, serving at the Company’s request in such capacity.

Qualitative and Quantitative Disclosures About Market Risk

Foreign Currency Exchange Risk

We are not currently subject to significant foreign currency exchange risk. However, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro and British Pound Sterling. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We recognized immaterial amounts of foreign currency gains and losses in each of the three years presented. We have not engaged in the hedging of our foreign currency transactions to date, we are evaluating the costs and benefits of initiating such a program and may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar as we expand our international operation and our risk grows.

Interest Rate Sensitivity

We hold cash for working capital purposes. We do not have material exposure to market risk with respect to investments, as any investments we enter into are primarily highly liquid investments. We have a growth capital credit line and a revolving credit line which we had not utilized as of March 31, 2014. In the second quarter of 2014 we borrowed $5.0 million under the revolving credit line. The interest rate associated with the growth capital line is the prime lending rate plus 1%. The interest rate associated with the revolving line is the prime lending rate. A 10% increase or decrease in interest rates would not result in a material change in either our obligations under the lines of credit, even at the borrowing limit, or in the returns on our cash

Inflation Risk

We do not believe that inflation has had a material effect on our business. However, if our costs, in particular personnel, sales and marketing and hosting costs, were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Small Business Startups Act, or JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

FOUNDERS’ LETTER FROM BRIAN HALLIGAN AND DHARMESH SHAH

Raise your hand if you know a business that would like more visitors to its website, more leads for its sales team—and more customers to fuel growth. Chances are your hand is up. We all know businesses that want to grow. There are millions of them.

Now, raise your hand if you love getting cold calls from eager sales people during dinner. Or spam emails with irrelevant offers in your inbox. How about pop-up ads when you’re trying to read an article on the Internet? No hands up? Didn’t think so. And, as it turns out, most other people share your sentiment.

The problem is that there’s a fundamental mismatch between how organizations are marketing and selling their offerings—and the way that people actually want to shop and buy.

The story behind a startlingly simple observation.

In 2004, we met as graduate students at MIT. Brian was helping venture-backed startups with their go-to-market strategy. He noticed something curious: the tried and true tactics (trade shows, email blasts and cold calling) that had worked at his previous companies simply weren’t effective anymore. Prospective customers had gotten really good at blocking out interruptive marketing and sales tactics.

Meanwhile, Dharmesh started a blog called OnStartups with reflections on entrepreneurship. The blog gained mass appeal and massive traffic, surprising us both. One topic interested us: why was a tiny blog written by a grad student with no budget able to get so much more traffic and interest than companies with professional marketing teams and big budgets?

Madison Avenue, we have a problem.

After many meetings, much coffee and the occasional wine or Belgian beer (a favorite for both of us), we came to a startlingly simple observation. People do not want to be interrupted by marketers or harassed by sales people. They want to be helped.

The world has changed dramatically: people no longer live, work, shop and buy as they did a decade or two ago. And yet, businesses still try to market and sell like it’s 1999.

Inbound: a more effective way to attract, engage, and delight.

Nothing is more powerful than an idea whose time has come.

We started talking about this transformation in how people shop and buy. We called the traditional method “outbound”—because it was fundamentally about pushing a message out, and started calling the new way “inbound.” Inbound is about pulling people in by sharing relevant information, creating useful content and generally being helpful.

The response was overwhelmingly positive and incredibly exciting. Inbound was an idea whose time had come.

Getting businesses off the sidelines and into the game.

The next question was—if the concept of inbound was so easy to understand and inspiring, why weren’t more businesses doing it? Why were millions of businesses sitting on the sidelines instead of tapping into the power of this transformation?

The reason was clear: it was too hard to get started.

There were content management systems and SEO tools and social media applications and marketing automation tools and on...and on...and on. Many of these individual tools were great—but the task of gluing them together was Herculean. It wasn’t within the realm of mere mortals.

The issue wasn’t a lack of tools, but that there were too many. Too many products to learn. Too many passwords to remember. Too many bills to pay. And, too many phone numbers to call for help. We wanted to stop the madness.

We started HubSpot with one simple goal: make it easier to get going with inbound, so businesses could get growing. One platform to learn. One password to remember. One bill to pay. And, one phone number to call. One integrated system, designed from the ground up to transform how organizations market and sell.

Culture Code as competitive advantage.

To achieve our vision of transforming how organizations market and sell, we had to attract and retain the best people in the world. HubSpot’s culture is predicated on radical transparency, individual autonomy and enlightened empathy. We codified and publicly shared our approach to this different kind of workplace in HubSpot’s Culture Code slide deck. It has been viewed over a million times, shared on social media thousands of times, and received remarkable acclaim.

Our culture is a powerful weapon in the battle for amazing people.

A funny thing happened along the way…

When we started HubSpot in a tiny one-room office a block from the MIT campus, we thought we were starting a software company. We were wrong. We had not just started a software company, we had sparked an entire movement.

We believe we’re still in the early innings of what the inbound movement can and will become, and that we’ve built a company and a community that is ambitious, crazy and talented enough to transform how the world’s organizations market and sell.

We are very grateful to our 11,624 customers, 2,000 plus marketing agency partners, and millions of fans who support our mission to make the world inbound.

Success is making those that believed in you look brilliant.

We will work passionately to make you look brilliant.

Thanks for joining us on this journey.

Cheers,

Brian Halligan & Dharmesh Shah

BUSINESS

Overview

We provide a cloud-based marketing and sales software platform that enables businesses to deliver an inbound experience. An inbound marketing and sales experience attracts, engages and delights customers by being more relevant, more helpful, more personalized and less interruptive than traditional marketing and sales tactics. Our software platform features integrated applications to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers and delight customers so that they become promoters of those businesses. These integrated applications include social media, search engine optimization, blogging, website content management, marketing automation, email, CRM, analytics and reporting.

People have transformed how they consume information, research products and services, make purchasing decisions and share their views and experiences. Today, customers are blocking out the tactics from the traditional marketing and sales playbook, such as cold calls, unsolicited emails and disruptive advertisements. Customers are taking more control of the purchasing process by using technology, including search engines and social media, to research products and services. Despite this transformation, most businesses are using an outdated marketing and sales playbook that is essentially the same today as it was 10 years ago. To compete effectively, we believe businesses need to deliver an inbound experience by adopting new strategies and technologies to attract, engage and delight customers.

We designed our all-in-one platform from the ground up to enable businesses to provide an inbound experience to their prospects and customers. At the core of our platform is a single inbound database for each business that captures its customer activity throughout the customer lifecycle. Our platform uses our centralized inbound database to empower businesses to create more personalized interactions with customers, such as personalized emails, personalized social media alerts, personalized websites and targeted alerts for sales people. We provide a comprehensive set of integrated applications on our platform, which offers businesses ease of use, power and simplicity. We designed and built our platform to serve a large numbers of customers of any size with demanding use cases.

While our platform can scale to the enterprise, we focus on selling to mid-market businesses, which we define as businesses that have between 10 and 2,000 employees, because we believe we have significant competitive advantages attracting and serving them. We efficiently reach these businesses at scale through our proven inbound go-to-market approach and more than 2,000 marketing agency partners worldwide. Our platform is particularly suited to serving the needs of mid-market B2B companies. These mid-market businesses seek an integrated, easy to implement and easy to use solution to reach customers and compete with organizations that have larger marketing and sales budgets. As of June 30, 2014, we had 11,624 customers of varying sizes in more than 70 countries, representing almost every industry.

We have a leading brand in the cloud-based inbound marketing and sales software industry. Our brand recognition comes from our thought leadership, including our blog, which attracts more than 1.5 million visits each month, and our commitment to innovation. Our founders, Brian Halligan and Dharmesh Shah, wrote the best-selling marketing book Inbound Marketing: Get Found Using Google, Social Media and Blogs. We also have one of the largest social media followings in our industry and our INBOUND conference is one of the largest inbound industry events, with over 10,000 registered attendees in 2014.

We sell our platform on a subscription basis. Our total revenue increased from $28.6 million in 2011, to $51.6 million in 2012 to $77.6 million in 2013, representing year-over-year increases of 81% in 2012 and 50% in 2013. Our total revenue increased from $35.1 million for the six months ended June 30, 2013 to $51.3 million for the six months ended June 30, 2014, representing a period-over-period increase of 46%. We had net losses of $24.4 million in 2011, $18.8 million in 2012, $34.3 million in 2013, $16.3 million for the six months ended June 30, 2013, and $17.7 million for the six months ended June 30, 2014.

Industry Background

People Have Changed How They Interact with Businesses

We believe an effective way to illustrate how people have transformed the way they consume information, research products and services, make purchasing decisions and share their views and experiences is by describing two hypothetical people—Traditional Ted and Modern Meghan.

Traditional Ted is an executive at a 300 person company in 2004. He keeps up to date on his industry by attending trade shows and reading the monthly industry print publication, often scanning the ads to see the vendors’ new products. He gets a fair amount of unsolicited emails from salespeople and marketers and sees an increasing number of ads on websites he visits. He also takes sales calls from vendors to stay current on industry developments. Ted opens his mail daily, and when his phone rings, he answers it because it is a critical communication tool. When Ted is looking for a new vendor, he will try to recall the ads he has seen recently or go through the brochures he has been mailed which he keeps in a file in his desk. If Ted is frustrated with a vendor, he calls the vendor and tells a couple of his colleagues about his bad experience. To relax, Ted watches TV and reads the newspaper, both of which contain advertisements.

Modern Meghan is an executive at a 300 person company in 2014. She keeps up to date on her industry by reading a number of industry blogs, following key companies and influencers on Twitter and LinkedIn and listening to podcasts in her car during her commute. She has an ad blocker running in her web browser and an email filter to block out unwanted messages. She rarely checks her mail because it is mostly “junk.” Meghan does not have a landline phone because “only salespeople call me there,” and she never answers her smartphone unless she recognizes the number. Meghan spends much more time on her phone using apps and the web than she does talking on it. If she is looking for a vendor for something her company needs, she starts by searching on Google and then asking her peers in her LinkedIn network about their experiences with different vendors. She does not even bother to talk to any of the vendor’s salespeople until she has narrowed the list and has already completed most of her decision-making process. When Meghan has trouble with one of her vendors, she contacts the vendor, but if she is not satisfied with the response, she sometimes writes a negative review online and posts a link to it on Twitter. In her free time, Meghan relaxes by watching TV shows she has previously recorded on her DVR so she can fast forward through the commercials.

We believe all of us are becoming more like Modern Meghan and less like Traditional Ted. Yet, most businesses are still doing marketing, sales and service as if everyone is like Ted. To be effective today, businesses need to transform to attract, engage and delight customers like Meghan.

The Traditional Business Playbook is Broken

Traditionally, most businesses have followed the same marketing and sales playbook to generate leads, close sales and provide support to their customers. Today, however, customers are increasingly selecting their own communication channels and expecting personalized experiences. They are blocking out traditional marketing and sales tactics, such as cold calls, unsolicited emails and disruptive advertisements, and instead, they are using search engines and social media to research products and services before they contact a vendor. Customers are increasingly taking more control of the purchasing process and influencing the purchasing behavior of others.

Customers are blocking out traditional marketing and sales tactics. Customers are ignoring traditional marketing and sales tactics, often by using technology to block them out. For example:

•	There are over 223 million phone numbers that have been placed on the U.S. Do Not Call registry.

•	91% of people have unsubscribed from email marketing lists.

•	Email services and spam filters are increasingly enabling customers to filter out and de-prioritize promotional messages.

•	68% of people who record TV content do so to skip advertisements, according to a recent Motorola Mobility study based on data collected in December 2012.

•	Online advertising has limited engagement. According to DoubleClick, as of March 26, 2014, overall 3-month average industry click-through rates on display ads is only 0.2%.

Customers are taking control of the purchasing process. Customers can now get the information they need on their own terms. Using search engines, social media and websites, customers can research vendors and actively seek recommendations from members of their social networks. As a result, customers no longer need to talk to a salesperson until they have completed most of their purchasing decision. This limits the amount of influence businesses can have on purchase decisions when using the traditional business playbook. A 2012 Corporate Executive Board (CEB) study of more than 1,400 business-to-business customers across industries revealed that 57% of a typical purchase decision is already made before a customer even talks to a supplier.

Customers are influencing the purchasing behaviors of others. Customers are relying less on the promotional material from businesses and instead using online reviews and input from other purchasers to make their purchasing decision. Such social behavior is self-reinforcing: social buyers themselves are social sellers who influence others’ purchasing decisions. According to a survey conducted by Dimensional Research in 2013, 88% of respondents said that online reviews influenced their buying decisions. In addition, the Social Media Report published by Nielsen and NM Incite in 2011 revealed that 60% of consumers researching products through multiple online sources learned about a specific brand or retailer through social networking sites.

Businesses Need a New Playbook—The Inbound Experience

Businesses need a more effective way to attract, engage and delight customers who have access to an abundance of information and an ability to block traditional marketing and sales tactics. To do this, businesses need to deliver an inbound experience, which enables them to be more helpful, more relevant and less interruptive to their customers.

To deliver an inbound experience, businesses need to transform how they market, sell and serve customers.

•	Marketing: Businesses need to attract potential customers by maximizing search engine rankings, having an engaging social media presence, and creating and distributing useful and relevant content. Businesses need to personalize their customer interactions on websites, in social media and in emails to engage customers.

•	Sales: Businesses need to build relationships with potential customers and become their trusted advisors. They must learn about and react to the signals being sent by customers through websites, social media and emails, to provide personalized and helpful responses.

•	Service: Businesses need to delight their customers and inspire them to become vocal promoters by exceeding their expectations. Every customer has a stronger, more public voice today through blogs and social media, underscoring the importance of positive reviews and referrals in building a quality brand.

Existing Applications are Not Adequate for an Integrated Inbound Experience

Today, businesses often use a variety of point applications for their marketing and sales efforts, including advertising, marketing automation, content management, blogging, social media management, analytics, sales management and CRM. Most of these point applications were not designed to deliver an inbound experience. Typically, they do not provide a central view of all customer interactions across channels, are difficult and expensive to implement and use together, and make it hard to measure results. We believe that these existing point applications were not designed with the platform, architecture and functionality necessary to deliver a seamless integrated inbound experience.

Not Designed for an Inbound Experience. Traditional marketing applications through rely on advertising and cold calling for lead generation instead of inbound methods. These applications are not designed to personalize and optimize every interaction with customers on websites, in social media and by email across devices, and do not typically allow sales and service teams to see the signals their prospects are sending in real time.

No Centralized Inbound Database of Customer Interactions. Businesses typically need to use one point application for website content management, a different point application for blogging, another point application for social media management, another point application for email and marketing automation, another point application for content personalization, another point application for analytics, another point application for sales management and CRM, and yet another point application to alert salespeople of key customer signals in real time. This disparate collection of point applications makes it difficult to get a 360-degree view of a customer’s interactions and use that data to provide a better customer experience and drive a more effective marketing and sales process. In addition, existing point applications are typically not designed to manage, process and analyze all of the customer data created by these various touchpoints because they use older technologies, not big data technologies such as HBase, Hadoop that are designed for massive scale.

Difficult and Expensive to Implement and Use. Using a collection of disparate point applications means a separate implementation process for each. Often businesses will need to use outside consultants or hire new employees with specific technical expertise to implement and use these different applications, resulting in significant additional costs. This collection of disparate point applications also requires that businesses manage a variety of different log-ins and user interfaces, as well as get support from different vendors, often just to do something the business sees as one process, such as running a marketing campaign. While ease of implementation and use are important for businesses of all sizes, they are critical for mid-market businesses.

Hard to Measure Results. Because all the customer touchpoints through the marketing, sales and service processes are typically stored in different disconnected point applications, it is very difficult to get a 360-degree view of a customer’s interactions and measure the effectiveness of marketing and sales programs. Businesses will often purchase yet another application to try to measure results across their multiple applications, adding even more expense and complexity to an already complex collection of different point applications.

Market Opportunity

We believe there is a large market opportunity created by the fundamental transformation in marketing and sales. Businesses of nearly all sizes and in nearly all industries can benefit from delivering an inbound experience to attract, engage and delight their customers. We focus on selling our platform to mid-market businesses. As of June 30, 2014, we had 11,624 customers, and our average subscription revenue per customer in the three months ended June 30, 2014 was $8,823. According to AMI Partners, in 2013, there were 1.6 million of these mid-market businesses with a website presence in the United States and Canada and 1.3 million in Europe. According to a January 2014 study by Mintigo of 186,500 U.S.-based B2B companies of varying sizes, only 3% of those companies had implemented any of the most common marketing automation applications.

We believe our platform addresses several segments of existing marketing, sales and services software and that spending in each of these segments will increasingly shift to platforms that enable an inbound experience. According to a May 2013 report by IDC, worldwide spending on CRM applications, including marketing automation, sales automation, customer service and contact center, was forecast to be $22.3 billion in 2013 and is expected to grow to $29.0 billion in 2017.

Advantages of Our Solution

We provide a cloud-based, all-in-one inbound marketing and sales software platform that helps businesses attract, engage and delight customers throughout the customer lifecycle. Our platform features a central inbound database of customer interactions and integrated applications to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers and delight customers so they become promoters of those businesses.

Designed for an Inbound Experience. Our platform was architected from the ground up to enable businesses to transform their marketing and sales playbook to meet the demands of today’s customers. Our platform includes integrated applications to help businesses efficiently attract more customers through search engine optimization, social media, blogging and other useful content. In addition, our platform is designed to help businesses personalize and optimize interactions with their customers through websites, landing pages, social media and emails, and across devices.

Ease of Use of All-In-One Platform. We provide a set of integrated applications on a common platform, which offers businesses ease of use and simplicity. Our platform has one login, one user interface, one inbound database and one number to call for support: 888-HUBSPOT. Our platform is designed to be used by people without technical training, does not require an expert or technical system administrator and was built to make it easy to get started. Because of its ease of use and integration, our platform enables businesses to focus on attracting, engaging and delighting customers, instead of spending time and money coordinating their marketing and sales efforts across multiple point applications.

Power of All-In-One Platform. At the core of our platform is a single inbound database for each business that captures its customer activity throughout the customer lifecycle. For example, our platform creates a unified timeline incorporating all the interactions with a particular person. If a business’s customer visits its website, comments on its blog, opens an email it sent, interacts with the business on Twitter, watches one of its videos, fills out a form, or is marked as a sales opportunity by its salesperson, all of that activity is centrally managed and presented on the timeline for that contact and is available for use across our applications. Our platform also makes it easy to use the customer data to empower more personalized interactions with the customer, such as personalized social media alerts, personalized content on a business’s website, personalized emails and targeted alerts to its sales people.

Clear ROI for Customers. Our platform delivers proven and measurable results for our customers. Our customers often experience significant increases in the volume of traffic to their websites, the volume of inbound leads and the rate of converting leads into customers. Based on our analysis of customer use in 2012 and 2013, our customers experienced, on average, a 5.7x increase in the number of leads that they generated after 12 months of active use of our platform. See “Market, Industry and Other Data.”

Scalability. Our platform was designed and built to serve a large number of customers of any size and with demanding use cases. Our platform currently processes billions of data points each week, and we use leading global cloud infrastructure providers and our own automation technology to dynamically allocate capacity to handle processing workloads of all sizes. We have built our platform on modern technologies, including HBase and Hadoop, which we believe are more scalable than traditional database technologies. Our scalability gives us flexibility for future growth and enables us to service a large variety of businesses of different sizes across different industries.

Extendable and Open Architecture. Our platform features a variety of open APIs that allows easy integration of our platform with other applications. We enable our customers to connect our platform to their other applications, including CRM and ecommerce applications. By connecting third-party applications, our customers can leverage our centralized inbound database to perform additional functions and analysis.

Our Competitive Strengths

We believe that our market leadership position is based on the following key strengths:

Leading Platform. We have designed and built a world-class, inbound marketing and sales software platform. We believe our customers choose our platform over others because of its powerful, integrated and easy to use applications. Independent customer reviews and ratings of our platform compared to other applications show that we have high customer satisfaction. As of June 30, 2014 on G2Crowd (an independent business software and services review website), the features and functions of our platform were ranked #1 in customer satisfaction in the following categories: marketing automation, social media management, email marketing, search marketing and web analytics.

Market Leadership and Strong Brand. We are a recognized thought leader in the cloud-based inbound marketing and sales software industry with a leading brand. Our founders, Brian Halligan and Dharmesh Shah, wrote the best-selling marketing book Inbound Marketing: Get Found Using Google, Social Media and Blogs. More than 55,000 copies have been sold and is available in eight languages. There are more than 100 self-organized HubSpot user groups. We also have over 1.1 million followers and fans among Twitter, Facebook and LinkedIn as of June 30, 2014, including approximately 108,000 members of LinkedIn who belong to our inbound marketers group. Our INBOUND conference is one of the largest inbound industry conference events with attendance increasing from 1,100 in 2011 to over 10,000 registered attendees in 2014. We currently hold the world record for the largest online marketing seminar with 10,899 live participants. We believe that it is inherently hard to replicate the number of websites that link to us, the volume of useful content we have published, our large social media following, the breadth of our search engine rankings and our overall brand strength because these assets cannot be easily purchased or built.

Large and Growing Agency Partner Program. More than 2,000 agencies partner with us for the value of our platform to their business including being able to offer new inbound marketing and sales services to their clients which can grow their revenue per customer, attract new customers and increase the portion of their clients on a retainer relationship. We believe that the wide adoption of our platform in the marketing agency industry is evidence that we are becoming an industry standard. Marketing agency partners and customers referred to us by our marketing agency partners represented approximately 42% of our customers as of June 30, 2014 and 33% of our revenue for the six months ended June 30, 2014. These marketing agency partners help us to promote the vision of the inbound experience, efficiently reach new mid-market businesses at scale and provide our mutual customers with more diverse and higher-touch services.

Mid-Market Focus. We believe we have significant competitive advantages reaching mid-market businesses and efficiently reach this market at scale as a result of our proven inbound go-to-market approach and our agency partner channel. In the second quarter of 2014, over 85% of the new leads we generated and approximately 93% of our new customers were from inbound marketing and did not have any advertising costs associated with them. We believe our large inbound marketing footprint and agency partner program provide competitive advantages in reaching mid-market businesses.

Powerful Network Effects. We have built a large and growing ecosystem around our platform and company. We have built what we believe is the largest engaged audience in our industry, which now comprises more than 2 million people between our blog subscribers, Twitter followers, Facebook fans, LinkedIn connections and our opt-in email list. We have attracted more than 2,000 marketing agency partners worldwide who promote our brand and extend our marketing and sales reach. Thousands of our customers integrate third-party applications with our platform using our built-in connectors and third-party developer partners. We have trained and certified more than 10,000 marketers on inbound marketing. Our annual INBOUND conference attracted more than 10,000 registered attendees in 2014. We believe this ecosystem drives more businesses and professionals to embrace the inbound playbook. As our engaged audience grows, more agencies partner with us, more third-party developers integrate their applications with our platform, and more professionals complete our certification programs, all of which drive more businesses to adopt our platform.

Our Growth Strategy

The key elements to our growth strategy are:

Grow Our U.S. Customer Base. The market for our platform is large and underserved. Mid-market businesses are particularly underserved by existing point application vendors and often lack sufficient resources to implement complex solutions. Our all-in-one platform allows mid-market businesses to efficiently adopt and execute an effective inbound marketing strategy to help them expand and grow. We will continue to leverage our inbound go-to-market approach and our network of marketing agency partners to keep growing our domestic business.

Increase Revenue from Existing Customers. With 11,624 customers in more than 70 countries spanning many industries, we believe we have a significant opportunity to increase revenue from our existing customers. We plan to increase revenue from our existing customers by expanding their use of our platform, selling to other parts of their organizations and upselling additional offerings and features. Our scalable pricing model allows us to capture more spend as our customers grow, increase the number of their customers and prospects managed on our platform, and require additional functionality available from our higher price tiers and add-ons, providing us with a substantial opportunity to increase the lifetime value of our customer relationships.

Keep Expanding Internationally. There is a significant opportunity for our inbound platform outside of the United States. As of June 30, 2014, approximately 20% of our customers were located outside of the United States and these customers generated approximately 21% of our total revenue for the six months ended June 30, 2014, but we sell to those foreign customers from both our U.S. and Ireland based operations. We intend to grow our presence in international markets through additional investments in local sales, marketing and professional service capabilities, as well as by leveraging our agency partner network. We opened our first international office focused on the European market in January 2013. We already have significant website traffic from regions outside the United States and we believe that markets outside the United States represent a significant growth opportunity.

Continue to Innovate and Expand Our Platform. Mid-market businesses are increasingly realizing the value of having an integrated marketing, sales and service platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our platform. For example, in 2013, we launched our Sidekick product designed to empower sales professionals to benefit from real-time interaction data to engage with their most relevant prospects.

Selectively Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our platform and accelerate the pace of our innovation.

Our Products

All-in-one Marketing and Sales Platform

Designed from the ground up to deliver an inbound experience, our software platform enables businesses to attract, engage and delight customers. At the core of our platform is a single inbound database of customer information. This allows a complete view of customer interactions across all of our integrated applications, giving our platform substantial power. This integration makes it possible to personalize web content, social media engagement and email messages across devices, including mobile. The integrated applications on our platform have a common user interface, are accessed through a single login and are based on our inbound database. The following diagram sets forth the principal applications of our platform and how businesses use them in the various parts of the marketing and sales funnel.

Content Optimization System (COS). Our COS applications are part content management system and part personalization engine, enabling businesses to create new and edit existing web content while also personalizing their websites for different visitors and optimizing their websites to convert more visitors into leads and customers. Features include:

•	Business Blogging—Designed for lead generation, our blog includes “get-as-you-type” SEO tips for how to improve articles, built-in social media integration to automatically post new articles in social media, mobile optimization that automatically optimizes posts for smartphones and tablets, and integrated analytics that allow marketers to see the performance of each post and their blogging overall.

•	Website Pages—A flexible system to build modern websites with responsive design, which means websites are dynamically optimized for desktops, laptops, tablets and smartphones without the need for maintaining different website versions for each device type.

•	Smart Content—Display customized text, images or other content to customers to provide a personalized experience based on any information stored in the inbound database.

•	Landing Pages and Forms—Easily build lead-capture forms and create landing pages with the ability to test and optimize different designs to improve conversion rates.

•	Calls-to-Action—Create buttons and callouts that direct visitors to landing pages, with the ability to optimize click-through rates by testing different designs and messages.

Search Engine Optimization (SEO). Our SEO applications are tightly integrated into all of the content applications on our platform, making it easy to select the right keywords and optimize content to attract more visitors from search engines. Features include:

•	Keywords—Identify which search terms are used more frequently and are better opportunities, and track results on each keyword.

•	Page Performance—Generate automated diagnostic reports about which web pages are not properly optimized, including instructions on what to fix and how to fix it.

Social Inbox. Our social media applications allow businesses to monitor, publish and track social media across Facebook, LinkedIn, Twitter and Google+, leveraging the personalized information about each contact stored in the inbound database. Features include:

•	Monitoring—Monitor social media messages not just for keywords, but also using segmented lists created based on criteria in the inbound database such as active sales opportunities or customers who purchased in the last 30 days, and set alerts to be sent when new messages are posted meeting these criteria.

•	Publishing—Schedule messages to be posted at any time in multiple Twitter accounts, as well as personal pages, business pages and groups on LinkedIn, Google+ and Facebook.

•	Analysis—Measure which posts get the most engagement including the number of website visits, new contacts and new customers generated from each post.

Marketing Automation and Email. Businesses can execute, manage and analyze sophisticated email marketing campaigns and segment and personalize emails using sophisticated triggers such as viewing a video, completing a form, or interacting via social media. Features include:

•	Advanced Segmentation—Use all the information in the inbound database to create highly segmented groups for more personalized and engaging email marketing.

•	Personalization—Dynamically personalize the content of emails including the sender, images and text based on the information about the recipient in the inbound database.

•	Sophisticated Campaign Workflows—Create sophisticated marketing automation workflows that continue to automatically engage leads by using, for example, time delays of various lengths and multiple follow up emails that are customized based on different user actions or behavior.

•	Lead Scoring—Create a custom lead score based on the behavior and attributes of a potential customer, such as visiting a specific web page, watching certain videos, opening certain emails, having a certain job title, or other custom data in the inbound database. Define which leads are sent to the CRM system for sales engagement based on these criteria.

•	Analysis—Measure email open rates, click-through rates and other email marketing metrics.

Sidekick. Our Sidekick product enhances the productivity of sales representatives. Businesses can track the signals being sent by potential customers including email engagement and website visits, and easily discover new contacts and connections with other businesses enabling sales representatives to focus on prospects who have demonstrated interest. Features include:

•	Email Engagement Notifications—Get real-time alerts when email messages are opened or clicked by potential customers to know when they are engaged with messages.

•	New Lead and Website Visit Alerts—Receive real time notifications of new leads assigned to a salesperson as well as notifications about when and where an existing lead visits a business’s website to help salespeople more easily engage with potential customers.

•	Email Templates and CRM Tracking—Use the email templates stored in salesforce.com directly in Outlook, Gmail or Mac Mail email, removing the need for copying and pasting email addresses and templates from window to window. Track the emails sent from Outlook, Gmail and Mac Mail in most CRM systems.

•	Contact Insights—Learn about more contacts at a potential customer when visiting its website or sending an email, identify other connections to a potential customer and add new contacts to a CRM with one click.

CRM Sync. Businesses can synchronize information from our inbound database with their CRM application, enabling seamless transition from marketing to sales. Our native and third-party CRM integration features include:

•	Bi-directional Syncing—Changes in HubSpot and the CRM are automatically updated in the other system regardless of where the information originated.

•	Inclusion Lists—Define which leads automatically sync to the CRM by setting conditions based on lead score or any other criteria in the inbound database.

•	Lead Intelligence—Information from the contact timeline such as recent website visit or social media engagement is displayed in the CRM making it easy for sales to leverage the data in the inbound database.

•	Closed Loop Reporting—Track which marketing activity was the original source of a new customer and measure in aggregate which campaigns are driving more or less sales.

HubSpot CRM. Businesses can track their interactions with contacts and companies, manage their sales activities and report on their pipeline and sales.

•	Contact Management—Manage contact information for people and companies. Track the history of every interaction with those contacts.

•	Salesforce Automation—Track active sales deals, store notes, track calls and meetings, and create tasks and reminders for follow-up with customers.

•	Pipeline Reporting—Report on what deals are in what stage of the sales process with visibility for sales representatives and aggregate reporting for sales managers.

Reporting and Analytics. Businesses can use our reporting and analytics functionality built into our platform to measure which activities are attracting the most new leads and customers, develop a deeper understanding of their customers and measure the effectiveness of campaigns across the customer lifecycle.

•	Sources—Track website visitors, new leads and new customers according to how they first found a business, helping to measure the effectiveness of different marketing channels.

•	Competitors—Track key inbound metrics against competition including the number of inbound links, social media followers and the relative website traffic.

•	Campaigns—Create collections of different marketing and sales assets like blog posts, emails, landing pages and keywords and track them all in one place to measure the impact of a specific marketing and sales campaign.

•	Attribution—Identify what marketing activity led to a key event in the marketing and sales process, such as conversion into a lead or a purchase, using various analytical models.

•	Events—Track and analyze a variety of custom events such as video views or custom webpage interactions to understand the effect those actions have on lead generation and sales.

•	Revenue—Report on the revenue generated by marketing and sales activity, including segmentation by deal stage, amount and close date.

Product Packaging

In 2012, we began pricing and packaging our products based on product plans, number of contacts and add-ons. We sell three product plans, each of which includes key functionality of our core platform but also includes different applications to meet the needs of the various businesses we serve.

HubSpot Basic is our entry level plan starting at $2,400 per year. This plan includes our platform with applications such as blogging, landing pages, Social Inbox, email marketing, and analytics and reporting.

HubSpot Pro is our plan for professional marketers starting at $9,600 per year. This plan includes the platform with all the applications included in HubSpot Basic plus more advanced applications such as CRM integration, marketing automation and smart content.

HubSpot Enterprise is an advanced plan for marketing teams starting at $28,800 per year. This plan includes our platform with all the applications included in HubSpot Pro, plus more sophisticated applications such as A/B testing and optimization, tracking custom events and advanced reporting capabilities.

Pricing for all plans is on a subscription basis and customers pay additional fees above the starting prices based on how many contacts will be stored and tracked in the inbound database. We generate additional revenue based on the purchase of additional subscriptions and applications and the number of account users, subdomains and website visits.

Add Ons. We also sell applications that are not included in any of our three plans on an add-on basis.

•	CMS allows a business to build, edit and manage an entire website on our platform. CMS has a per-month fee in addition to the fee paid for our inbound platform, which is required to use CMS.

•	Sidekick notifies salespeople of the activity of their most highly engaged potential customers. The Starter version is free and includes a limited number of notifications and features, while the Power User version has a per-user fee and includes unlimited notifications and all available features. More than 130,000 individuals with a free or paid Sidekick account used our Sidekick product during August 2014.

Our Services

We complement our product offerings with professional services and support. The majority of our services and support is offered over the phone and via web meeting technology rather than in-person, which is a more efficient business model for us and more cost-effective for our customers.

Consulting Services. We offer consulting services to educate and train customers on how to leverage our software platform and inbound marketing methodology to transform how their business attracts, engages and delights customers. Depending on which product plan and services a customer buys, it either receives group training and education in online classes or one-on-one training and advice from one of our consultants by phone and web meeting. Our consulting services are also available to customers who need additional assistance on a one-time or ongoing basis for an additional fee.

Support. In addition to assistance provided by our online articles and customer discussion forums, we offer phone and email-based support staffed in the United States and Ireland, which is included in the cost of a subscription. We strive to maintain an exceptional quality of customer service. We continuously monitor key customer service metrics such as phone hold time, ticket response time and ticket resolution rates, and we monitor the customer satisfaction of our customer support interactions. We believe our customer support is an important reason why businesses choose our platform and recommend it to their colleagues.

Our Customers

We have 11,624 customers in more than 70 countries, representing many industries. No single customer represented more than 1% of our revenue in 2011, 2012, and 2013 or the six months ended June 30, 2013 and 2014. The following sets forth a list of representative customers:

By using our platform to deliver an inbound experience, many customers benefit from substantial increases in web traffic, leads and new customers, leading to a significant return on investment. The case studies below illustrate the results our customers have achieved by using our platform.

ShoreTel

Situation: ShoreTel is a leading provider of IP phone systems and unified communications solutions. ShoreTel was frustrated that “last generation” marketing tools impeded its ability to execute its marketing strategies. The main application ShoreTel used was an enterprise marketing automation application from one of the leading traditional vendors, which it found to be inflexible, slow and not user-friendly.

Solution: The ShoreTel team evaluated a variety of leading marketing application vendors with a goal of finding a platform that was both easy to use and designed to help them offer an inbound experience. ShoreTel chose our platform over competitive marketing applications, because it found our platform to be the most comprehensive and complete, the easiest to use and the only platform designed to embrace an inbound experience.

Results: ShoreTel quickly saw the value of using our platform. Within the first two months, it was able to iterate and test new marketing automation workflows that led to a 100% increase in email nurturing response rates. After one year of using our platform, ShoreTel reported the following gains (year-over-year): 60% increase in traffic, 36% increase in leads and 110% increase in qualified leads.

AmeriFirst Home Mortgage

Situation: AmeriFirst Home Mortgage is a community mortgage banker specializing in lending to first-time home buyers. In business more than 25 years, AmeriFirst’s main challenge was taking the person to person business tactics it had always done and adapting them for the Internet era. AmeriFirst’s website served as an “online brochure” for more than a decade, but was not an effective channel to drive more business, and AmeriFirst struggled with using multiple point applications for its marketing and sales. AmeriFirst wanted to transform its web presence into a more efficient channel for growing its business and drive better ROI.

Solution: AmeriFirst moved from a variety of point applications to our platform and implemented an inbound experience throughout its marketing and sales functions. AmeriFirst uses our platform for blogging, SEO, social media, marketing automation and personalized content to attract more web visitors, engage its leads and provide more qualified sales opportunities to its sales team. AmeriFirst cut spending on traditional tactics like direct mail and phonebook advertising, and instead used our platform to focus on inbound marketing and sales that led to a better experience for AmeriFirst’s customers and better ROI for its business.

Results: After six months of using our platform, AmeriFirst reported that its monthly website traffic increased by 120% and monthly leads coming from its website grew more than 20-fold. After one year using our platform, AmeriFirst reported that its monthly web traffic grew 380% and leads grew by a factor of more than 51. After two years using our platform, AmeriFirst reported more than a 16-fold increase in monthly website traffic rates and 90 times as many leads coming from its website as compared to before. AmeriFirst attributed 147 new customers in the first year and 266 customers in the second year to its inbound marketing activities powered by our platform.

New Breed Marketing

Situation: New Breed Marketing was a traditional marketing agency specializing in branding and website design, though it would take on most marketing projects that came its way. New Breed lacked clear specialization, and the difficulty in proving long-term ROI to its clients left New Breed juggling numerous short-term projects rather than getting the long-term, retainer-based clients it desired. New Breed needed to transform its model to focus on longer-term client relationships. New Breed wanted a platform that would manage its own marketing as well as the marketing it did for clients all in one place, and a way to offer inbound marketing and sales services on a retainer basis to its clients.

Solution: New Breed used our platform to manage a client’s entire marketing strategy with all of the applications and reporting available in one place. By embracing an inbound experience and offering a new set of inbound marketing and sales services, New Breed was better positioned to be a long-term, strategic partner for its clients, increasing the amount of retainer business and attracting new clients as well, both of which improved cash flow and profitability. With our platform, New Breed could better prove the ROI of a client’s investment in its agency, shifting New Breed’s status from tactical vendor to strategic partner.

Results: Beyond having the tools to prove ROI and technology that enhances its value proposition, New Breed Marketing has seen its own gains with re-launching on the COS. Within four months of launching its new website built on our content management application and implementing the rest of our platform, New Breed reported a 99% increase in monthly traffic, 61% increase in visitor to lead conversion and 100% increase in lead to customer conversion.

The data in the case studies set forth above as to increased visits, leads, qualified leads and conversions following implementation of our platform does not necessarily mean that our platform was the only factor causing such increases.

Our Technology

11,624 customers have chosen us as their marketing and sales platform, which we architected and built to be secure, highly distributed and highly scalable. Since our founding, we have embraced rapid, iterative product development lifecycles, cloud automation and open-source technologies, including big data platforms, to power marketing and sales programs and provide insights not previously possible or available.

Our platform is a multi-tenant, single code-based, globally available software-as-a-service delivered through web browsers or mobile applications. Our commitment to a highly available, reliable and scalable platform for businesses of all sizes is accomplished through the use of these technologies.

Modern Database Architecture. We process billions of data points weekly across various channels, including social media, email, SEO and website visits, and continue to drive nearly real-time analytics across these channels. This is possible because we built our database from the ground up using distributed big data technologies such as HBase and Hadoop to both process and analyze the large amounts of data we collect in our inbound database. Using modern database technologies, we can provide actionable insights across disparate data-sets in a manner not easily achievable or cost effectively, at scale or efficiently, with traditional databases or platform architectures.

Agility. Our infrastructure and development and software release processes allow us to update our platform for specific groups of customers or our entire customer base at any time. This means we can rapidly innovate and deliver new functionality frequently, without waiting for quarterly or annual release cycles. We typically deploy updates to our software platform hundreds of times a week, enabling us to gather immediate customer feedback and improve our product quickly and continuously.

Cost leverage. Because our platform was built on an almost exclusive footprint of open-source software and designed to operate in cloud-based data-centers, we have benefited from large-scale price reductions by these cloud computing service providers as they continue to innovate and compete for market share. As our processing volume continues to grow, we continue to receive larger volume discounts on a per-unit basis such as cost for storage, bandwidth and computing capacity. We also believe that our extensive use, and contribution to, open-source software will provide additional leverage as we scale our platform and infrastructure.

Scalability. By leveraging leading cloud infrastructure providers along with our automated technology stack, we are able to scale workloads of varying sizes at any time. This allows us to handle customers of all sizes and demands without traditional operational limitations such as network bandwidth, computing cycles, or storage capacity as we can scale our platform on-demand.

Reliability. Our platform’s uptime during 2013 and the first six months of 2014 exceeded 99.9% while we delivered hundreds of product improvements through thousands of software releases in a continuous software delivery cycle. Customer data is distributed and processed across multiple data centers within a region to provide redundancy. We built our platform on a distributed computing architecture with no single points of failure and we operate across data-center boundaries daily. In addition to data-center level redundancy, this architecture supports multiple live copies of each data set along with snapshot capabilities for faster, point-in-time data recovery instead of traditional backup and restore methodologies.

Security. We leverage industry standard network and perimeter defense technologies, DDoS protection systems (including web application firewalls) and enterprise grade DNS services across multiple vendors. Our data-center providers operate and certify to high industry compliance levels. Due to the broad footprint of our customer base, we regularly test and evaluate our platform with trusted third-party vendors to ensure the security and integrity of our services.

As of June 30, 2014, we had 127 employees in our research and development organization. Our research and development expenses were $10.0 million in 2011, $10.6 million in 2012, $15.0 million in 2013, $6.7 million in the six months ended June 30, 2013 and $9.6 million in the six months ended June 30, 2014.

Marketing and Sales

We believe we are a global leader in implementing an inbound experience in marketing and sales. We believe that our marketing and sales model provides us with a competitive advantage, especially when targeting mid-market businesses, because we can attract and engage these businesses efficiently and at scale.

Inbound Marketing. Our marketing team focuses on inbound marketing and attracts over 40,000 new leads per month through our industry-leading blog and other content, free tools, large social media following, high search engine rankings and personalized website and email content. Inbound sources generated approximately 93% of our new customers and over 85% of new leads during the second quarter of 2014. We believe most companies of our size and scale typically have a far lower volume of lead generation with a much larger share of it coming from traditional advertising methods.

Inbound Direct Sales. Our sales representatives are based in our offices in Cambridge, Massachusetts and Dublin, Ireland and use phone, email and web meetings to interact with prospects and customers. The vast majority of revenue generated by our sales representatives originates with inbound leads produced by our marketing efforts.

Inbound Channel Sales. In addition to our direct sales team, we have sales representatives that manage relationships with our worldwide network of marketing agency partners who both use our platform for their own businesses and also, on a commissioned basis, refer customers to us. These marketing agencies partner with us not only to leverage our software platform and educational resources, but also to build their own business by offering new services and shifting their revenue mix to include more retainer-based business with a recurring revenue stream.

Employees and Culture

Transforming the business world to embrace the inbound experience requires a truly remarkable team. From the very beginning, our company was founded on a fundamental belief in radical transparency, individual autonomy and enlightened empathy.

To that end, we published our “Culture Code,” a document codifying how we went about building a business that employees, customers and partners alike truly love. Our Culture Code slide deck has been viewed more than 1.2 million times on LinkedIn’s SlideShare and become an important element of our recruiting efforts. The seven core principles of our Culture Code are:

•	We are maniacal about our mission and our metrics. Our mission is to make the world inbound and transform how organizations attract, engage and delight their customers.

•	We empower every employee, at every level, to “Solve for the Customer”. We solve for the customer, company, team and self, in that order.

•	We are radically transparent. We believe that power is gained by sharing knowledge, not hoarding it and we share nearly all business information with all of our employees no matter their title or position.

•	We give ourselves the autonomy to be awesome. We trust and empower each employee to use good judgment, and believe that results should matter more than when or where they are produced and that influence should be independent of hierarchy.

•	We are unreasonably picky about our peers. We value people who are humble, effective and predisposed to action, adaptable to charge, remarkable standouts and transparent with others and with themselves.

•	We invest in individual mastery and market value. We want to be as proud of the people we build as we are of the company we build. We believe in investing in our people with ongoing learning, broad exposure and big challenges.

•	We constantly question the status quo. We believe that remarkable outcomes rarely result from modest risk and we’d rather be failing frequently than never trying new things.

We take great pride in recruiting and retaining people with HEART: Humble, Effective, Adaptable, Remarkable and Transparent employees at every level of our company who want to transform the business world with inbound. We’ve been recognized as one of Boston’s Best Places to Work, a Best Place to Work for Recent Grads and one of Glassdoor’s Most Difficult Companies to Interview, and our policies on employee autonomy and transparency have been widely profiled in the media. At the end of the day, however, we do not just talk about culture, we measure it, just as we do the rest of our business. Our founders review our quarterly employee feedback metrics and surveys, respond to them and use them in executive team evaluations.

As of June 30, 2014, we had 719 full-time employees. Of these employees, 633 are based in the United States and 86 are located in Ireland.

Competition

Our market is evolving, highly competitive and fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

•	vision for the market and product strategy and pace of innovation;

•	inbound marketing focus and domain expertise;

•	integrated all-in-one platform;

•	breadth and depth of product functionality;

•	ease of use;

•	scalable, open architecture;

•	time to value and total cost of ownership;

•	integration with third-party applications and data sources; and

•	name recognition and brand reputation.

We believe we complete favorably with respect to all of these factors.

We face intense competition from other software companies that develop marketing software and from marketing services companies that provide interactive marketing services. Our competitors offer various point applications that provide certain functions and features that we provide, including:

•	cloud-based marketing automation providers;

•	email marketing software vendors; and

•	large-scale enterprise suites.

In addition, instead of using our platform, some prospective customers may elect to combine disparate point applications, such as content management, marketing automation, analytics and social media management. We expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning or other applications supporting back office functions, will develop and introduce, or acquire, applications serving customer-facing and other front office functions.

Intellectual Property

Our ability to protect our intellectual property, including our technology, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, copyrights, trademarks and contracts. Some of our technology relies upon third-party licensed intellectual property.

In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment of inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.

Facilities

We occupy approximately 100,000 square feet of office space in Cambridge, Massachusetts pursuant to a lease agreement that expires in 2020. We also maintain an office in Dublin, Ireland. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

On November 13, 2013, a putative class action complaint was filed in the Middlesex County Superior Court in the Commonwealth of Massachusetts, entitled Albert McCormack v. HubSpot, Inc. The complaint alleges that we maintained a policy of not paying overtime to our business development representatives for all hours worked in excess of 40 hours per week. The complaint seeks unpaid wages, multiple damages, injunctive relief, attorneys’ fees and costs. While there can be no assurance that the resolution of this matter will not have a material adverse effect on our consolidated financial statements, based on our investigation we believe this matter will not have a material adverse effect on our consolidated financial statements.

On September 23, 2014, InsideSales.com, Inc. sent us a communication alleging, among other things, that an email tracking feature in our Sidekick product infringes upon certain of InsideSales.com’s patents. We are continuing to evaluate InsideSales.com’s claims, but based on the information available to us today, we currently believe that this threat and any potential litigation will not have a material adverse effect on our business or our consolidated financial statements.

In addition, from time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and other key employees as of August 1, 2014:

Name	Age	Position(s)

Executive Officers

Brian Halligan	46	Chief Executive Officer and Chairman

Dharmesh Shah	46	Chief Technology Officer and Director

John Kelleher	49	General Counsel

John Kinzer	46	Chief Financial Officer

Hunter Madeley	48	Senior Vice President, Global Sales

J.D. Sherman	49	President and Chief Operating Officer

Non-Employee Directors

Stacey Bishop(1)(3)	42	Director

Larry Bohn(2)(3)	63	Director

Ron Gill(1)	48	Director

Lorrie Norrington(3)	54	Director

Michael Simon(2)	49	Director

David Skok(1)(2)	58	Director

Other Key Employees

Frank Auger	46	Vice President, Services

Brad Coffey	33	Vice President, Product Strategy and Corporate Development

Alison Elworthy	30	Vice President, Operations

Jim O’Neill	43	Chief Information Officer

Eric Richard	40	Vice President, Engineering

Mike Volpe	39	Chief Marketing Officer

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Brian Halligan, a founder of our company, has served as our chief executive officer and a member of our board of directors since 2005, and has served as chairman of our board of directors since March 2014. Mr. Halligan is also an author and a senior lecturer at the Massachusetts Institute of Technology, or MIT. Prior to founding HubSpot, Mr. Halligan served as venture partner at Longworth Ventures. From 2000 until 2004, he also worked as the vice president of sales of Groove Networks, which was later acquired by Microsoft. Mr. Halligan serves on the boards of directors of Fleetmatics Group, a global provider of fleet management solutions, and the Massachusetts Innovation and Technology Exchange (MITX). We believe that as a founder, and based on Mr. Halligan’s knowledge of our company and our business and his service as our chief executive officer, Mr. Halligan is qualified to serve on our board of directors.

Dharmesh Shah, a founder of our company, has served as our chief technology officer and a member of our board of directors since 2005. Prior to HubSpot, he was founder and chief executive officer of Pyramid Digital Solutions, a software company, which was acquired by SunGard Data Systems in 2005. Mr. Shah is also an author and angel investor. We believe that as a founder, and based on Mr. Shah’s knowledge of our company and our business and his service as our chief technology, Mr. Shah is qualified to serve on our board of directors.

John Kelleher has served as our general counsel since June 2012. Previously, from 2003, Mr. Kelleher served as the senior vice president and general counsel of Endeca Technologies until its acquisition by Oracle in December 2011. Prior to his legal career, Mr. Kelleher was a Lieutenant in the U.S. Navy.

John Kinzer has served as our chief financial officer since November 2013. From 2012 to 2013, prior to joining HubSpot, he served as the chief financial officer of BackOffice Associates. From 2001 to 2012, Mr. Kinzer worked for Blackboard, serving as chief financial officer from 2010 to 2012. He has also worked at MCI and Arthur Andersen.

Hunter Madeley has served as our senior vice president global sales since April 2014. After a sabbatical, Mr. Madeley served as a vice president commercial sales at salesforce.com from September 2010 to March 2014. From 2002 to 2004, Mr. Madeley served in several leadership roles at ADP, including as a vice president sales and a director of sales.

J.D. Sherman has served as our chief operating officer since March 2012 and as our president since March 2014. From 2005 to 2012, Mr. Sherman served as the chief financial officer of Akamai Technologies. From 1990 to 2005, he served in various positions at IBM including as vice president of financial planning and assistant controller of corporate financial strategy and budgets. He currently serves on the board of directors of Cypress Semiconductor.

Non-Employee Directors

Stacey Bishop has served as a member of our board of directors since August 2013. Ms. Bishop is a Managing Director of Scale Venture Partners and has been a venture capital investor for Scale since 1999. Ms. Bishop focuses on investing in SaaS and digital marketing companies and serves on the boards of directors of several private software companies. We believe that Ms. Bishop is qualified to serve as a director based on her experience as a seasoned investor and knowledge of the industry in which we operate.

Larry Bohn has served as a member of our board of directors since July 2007. Mr. Bohn is a Managing Director of General Catalyst Partners, a venture capital firm, which he joined in 2002. Prior to joining General Catalyst, Mr. Bohn served as the president, chief executive officer and chairman of the board of directors of NetGenesis, a leading software and analytic solutions provider. Mr. Bohn has also served as President of PC Docs a developer of document management software for enterprise networks. He currently serves on the board of directors of Demandware and on the board of directors of several private software and technology companies, including BlackDuck, BigCommerce, GoodData and Yottaa. We believe that Mr. Bohn is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies, and his knowledge of the industry in which we operate.

Ron Gill has served as a member of our board of directors since June 2012. Mr. Gill has held multiple positions at NetSuite, Inc. since joining in 2007 and has served as chief financial officer since 2010. Prior to joining NetSuite, Ron was vice president, finance at Hyperion Solutions. Previously, he held a variety of financial positions with several technology companies, including SAP, Dell and Sony. We believe that Mr. Gill is qualified to serve as director based on his broad industry experience and extensive financial leadership experience.

Lorrie Norrington has served as a member of our board of directors since September 2013. Ms. Norrington currently serves as an advisor to Lead Edge Capital, a private equity firm, where she also serves as an operating partner, and as an advisor to several technology businesses. Prior to Lead Edge, Norrington was the President of eBay Marketplaces, eBay, an online marketplace, and served in several roles at eBay from 2005 to 2010. Prior to joining eBay, she was the chief executive officer of Shopping.com from 2005 to 2006 and was an executive vice president at Intuit from 2001 to 2005. Ms. Norrington serves on the board of directors of Autodesk and DIRECTV. We believe that Ms. Norrington is qualified to serve as a director based on her broad industry experience and experience as a current and former director of many companies.

Michael Simon has served as a member of our board of directors since June 2011. Since 2003, Mr. Simon has served as the co-founder, chairman and chief executive officer of LogMeIn. Mr. Simon also serves on the Graduate Studies Advisory Council at the University of Notre Dame. We believe that Mr. Simon is qualified to serve as a director based on his broad industry and leadership experience.

David Skok has served as a member of our board of directors since May 2008. Since 2001, Mr. Skok has served as a General Partner at Matrix Partners. Mr. Skok currently serves on the boards of directors of several private companies.

We believe that Mr. Skok is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

Other Key Employees

Frank Auger has served in multiples roles since joining HubSpot in April 2010, including as the director of customer support, director of customer quality, director of customer operations, director of account management and customer operations and in his current role as vice president of services. From 2008 to 2010, he served as the chief executive officer of Metallect.

Brad Coffey joined us in December 2007 as director, operations and has served as our vice president of product strategy and corporate development since January 2012. Prior to joining HubSpot, he was a consultant at PRTM, a management consulting subsidiary of PricewaterhouseCoopers.

Alison Elworthy has served in multiple roles since joining HubSpot in August 2011, including as our director of operations, senior manager of sales operations, manager of marketing operations and in her current role as vice president of operations. Prior to joining HubSpot, Ms. Elworthy attended the Tuck School of Business at Dartmouth from 2009 to 2011. From 2006 to 2009, she served as a user experience specialist at Fidelity Investments.

Jim O’Neill has served as our chief information officer since 2007. Prior to joining HubSpot, Mr. O’Neill served as the chief technology officer and president of Pyramid Digital Solutions until its acquisition by SunGard Data Systems in 2005. Following the sale, he joined SunGard as a senior vice president and chief technology officer.

Eric Richard has served as our vice president engineering since November 2013. Prior to joining HubSpot, Mr. Richard served as senior vice president engineering at Compete from October 2007 to November 2013.

Mike Volpe joined HubSpot in March 2007 and currently serves as our chief marketing officer. From 2003 to 2007, prior to joining HubSpot, Mr. Volpe served in various roles at SolidWorks including as director of marketing operations and marketing manager.

Board Composition

Our board of directors is currently composed of eight members. Our certificate of incorporation and bylaws to be effective upon the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2015 for the Class I directors, 2016 for the Class II directors and 2017 for the Class III directors.

•	Our Class I directors will be Messrs. Halligan, Gill and Bohn.

•	Our Class II directors will be Ms. Norrington and Messrs. Shah and Skok.

•	Our Class III directors will be Ms. Bishop and Mr. Simon.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation and bylaws to be effective upon the closing of this offering.

Director Independence

Under the rules of the New York Stock Exchange, or NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of its offering. In addition, the rules of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

On August 20, 2014, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that, none of the members of the board of directors, except for Messrs. Halligan and Shah, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of NYSE. Our board of directors also determined that Ms. Bishop and Messrs. Gill and Skok, who comprise our audit committee, Messrs. Bohn, Simon and Skok, who comprise our compensation committee, and Mr. Bohn and Mses. Bishop and Norrington, who comprise our corporate governance and nominating committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of NYSE. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and Role of the Board in Risk Oversight

Mr. Halligan serves as our chief executive officer and as chairman of the board. The board of directors believes that having our chief executive officer as chairman of the board facilitates the board of directors’

decision-making process because Mr. Halligan has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Halligan to act as the key link between the board of directors and other members of management.

Our board of directors has appointed Ms. Norrington to serve as our lead independent director. As lead independent director, Ms. Norrington will preside over periodic meetings of our independent directors, serve as a liaison between our chairman of the board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our corporate governance and nominating committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and responsibilities described below. The audit committee, compensation committee and corporate governance and nominating committee all operate under charters approved by our board of directors, which will be available on our website upon the closing of this offering.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent registered public accounting firm;

•	approve the hiring, discharging and compensation of our independent registered public accounting firm;

•	approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	review the qualifications and independence of the independent registered public accounting firm;

•	monitor the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent registered public accounting firm the results of our annual audit and our interim consolidated financial statements.

The members of our audit committee are Ms. Bishop and Messrs. Gill and Skok. Mr. Gill is our audit committee chairman. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, the current requirements of and SEC rules and regulations, and Mr. Gill is an audit committee financial expert as defined under SEC rules and regulations.

Compensation committee

Our compensation committee oversees our corporate compensation programs. The compensation committee will also:

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluate the performance of our executive officers in light of established goals and objectives;

•	review and recommend compensation of our executive officers based on its evaluations;

•	review and recommend compensation of our directors; and

•	administer the issuance of stock options and other awards under our stock plans.

The members of our compensation committee are Messrs. Bohn, Simon and Skok. Mr. Simon is the chairman of our compensation committee. Our board of directors has determined that each of Messrs. Bohn, Simon and Skok is “independent” for compensation committee purposes as that term is defined under the applicable rules, and before the expiration of the phase-in period applicable to initial public offerings under the applicable rules, all members of our compensation committee will be “independent” for compensation committee purposes.

Nominating and corporate governance committee

Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The corporate governance and nominating committee will also:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	review and make recommendations with regard to our corporate succession plans for our chief executive officer and other executive officers;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The members of our corporate governance and nominating committee are Mr. Bohn and Mses. Bishop and Norrington. Ms. Norrington is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each member of our corporate governance and nominating committee is independent under the applicable rules of NYSE.

Our board of directors may from time to time establish other committees.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2013. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2013. Mr. Halligan and Mr. Shah, who are also our chief executive officer and chief technology officer, respectively, receive no compensation for their services as directors and, consequently, are not included in this table. The compensation received by Mr. Halligan and Mr. Shah during 2013 are set forth in the section of this prospectus captioned “Executive Compensation— Summary Compensation Table.”

Name	Option Awards	Total(1)
Lorrie Norrington	63,333	$431,300

(1)	Our board of directors granted Ms. Norrington this award in connection with her appointment to our board of directors in September 2013. The amount reported represents the aggregate grant date fair value of the stock options awarded to Ms. Norrington in 2013, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for these stock options, and does not correspond to the actual economic value that may be received by Ms. Norrington upon exercise of the options.

In 2013 and during the six months ended June 30, 2014, we did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director. We adopted a new non-employee director compensation policy in connection with this offering. Any director affiliated with an investor in our company that holds one percent or more of our capital stock will not be eligible to participate in the non-employee director compensation policy. Pursuant to this policy, each of our non-employee directors will receive an annual grant of an option to purchase $35,000 worth of common stock (equal to approximately 1,400 shares, based on the initial public offering price of $25.00 per share) and a restricted stock unit grant for $100,000 worth of common stock (equal to approximately 4,000 shares, based on the initial public offering price of $25.00 per share). The options and restricted stock units will vest in full on the first anniversary of the vesting start date. All unvested options or restricted stock units held by a non-employee director will accelerate and immediately vest if the non-employee director is terminated within three months prior to or twelve months following a change of control of our company. The exercise price of the options and restricted stock units will be greater than or equal to the fair market value of a share of our common stock at the time of grant. Each of these directors will also annually receive $25,000 for general availability and participation in meetings and conference calls of our board of directors, to be paid quarterly. Additionally, the audit committee chairperson will annually receive $15,000, an audit committee member will annually receive $5,000, the compensation committee chairperson will annually receive $10,000, a compensation committee member will annually receive $4,000, the nominating and corporate governance committee chairperson will annually receive $5,000 and a nominating and corporate governance committee member will annually receive $3,000.

Our policy has been and will continue to be to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Directors who are employees do not receive any compensation for their service on our board of directors.

Compensation Committee Interlocks and Insider Participation

During 2013 and the six months ended June 30, 2014, our compensation committee was comprised of Messrs. Bohn, Simon and Skok.

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In October and November 2012, we issued and sold an aggregate of 6,267,336 shares of our Series E preferred stock for an aggregate purchase price of approximately $35,000,000. As part of this offering, we sold an aggregate of 219,623 shares of our Series E preferred stock for an aggregate purchase price of $1,233,446.69 to entities affiliated with Matrix Partners, of which Mr. Skok is a general partner. We also sold an aggregate of 346,459 shares of Series E preferred stock for an aggregate purchase price of $1,945,783.04 to entities affiliated with General Catalyst Partners, of which Mr. Bohn is a general partner. We also sold an aggregate of 44,514 shares of Series E preferred stock for an aggregate purchase price of $249,999.53 to Mr. Simon.

In addition, in March 2011, we issued and sold an aggregate of 7,634,497 shares of our Series D preferred stock for an aggregate purchase price of approximately $21.5 million. As part of this offering we sold an aggregate of 710,186 shares of our Series D preferred stock to entities affiliated with Matrix Partners, of which Mr. Skok is a general partner. We also sold an aggregate of 710,186 shares of our Series D preferred stock for an aggregate purchase price of $2,000,000.96 to entities affiliated with General Catalyst Partners, of which Mr. Bohn is a general partner.

For more information regarding sales of our preferred stock, see “Certain Relationships and Related Party Transactions—Sales of Preferred Stock.”

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors including our chief executive officer and senior financial officers, which are available on our website.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of Mr. Halligan, our chief executive officer, and the other executive officers identified in the Summary Compensation Table below, whom we refer to as our named executive officers, has consisted of a combination of base salary and long-term incentive compensation in the form of stock options. Our named executive officers and all salaried employees are also eligible to receive health and welfare benefits. As we transition from a private company to a publicly-traded company, we have engaged the services of an independent executive compensation consulting firm to review our current compensation plans and procedures and to provide additional information about comparative compensation offered by peer companies, market survey information and information about trends in executive compensation. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our chief executive officer and the two most highly compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the last completed fiscal year for services rendered to us in all capacities for the year ended December 31, 2013. These individuals are the named executive officers for 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Brian Halligan	2013	238,183	—		—		132,376	1,212	371,771
Chief Executive Officer

John Kinzer	2013	43,163	—	(1)	724,927	(2)	36,217	9,999	814,306
Chief Financial Officer

J.D. Sherman	2013	259,560	—		—		132,376	1,231	393,167
President and Chief Operating Officer

(1)	Mr. Kinzer was granted 100,000 restricted stock units in connection with his hiring in 2013. The restricted stock units are subject to the satisfaction of a service condition and a performance condition, both of which must be satisfied before the restricted stock units are vested and may be settled in shares of our common stock. The service condition is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) a sale of our company or (ii) the date that is six months following our initial public offering, in either case, prior to the earlier of (A) the expiration date or (B) the tenth anniversary of the grant date. These performance conditions were not considered probable as of December 31, 2013 and therefore there was no grant-date fair value calculated in accordance with ASC Topic 718. Such grant-date fair value is $758,880 assuming that the highest level of performance conditions will be achieved.
(2)	Mr. Kinzer was granted 100,000 stock options at an exercise price of $14.40 in connection with his hiring in 2013. The amounts reported represent the aggregate grant-date fair value of the stock options awarded to Mr. Kinzer in 2013, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions.
(3)	The amounts reported reflect performance-based payments awarded based on the achievement of certain corporate and individual performance goals under our executive bonus plan.

(4)	The amounts reported include 401(k) matching contributions, long-term disability insurance premiums and certain relocation benefits.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by each named executive officer as of December 31, 2013.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)						Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
	Exercisable		Unexercisable		Option Exercise Price ($)	Option Expiration Date
Brian Halligan	140,998	(2)	9,400		1.53	3/9/2020	—		—
	55,555	(3)	77,778		5.76	5/8/2022	—		—
	—		133,333	(4)	5.76	5/8/2022	—		—
John Kinzer	—		100,000	(5)	14.40	11/4/2023	—		—
	—		—		—	—	100,000	(6)	1,467,000
J.D. Sherman	215,680	(7)	299,625		5.76	5/8/2022	—		—

(1)	Amounts calculated in accordance with ASC Topic 718 using a per share fair market value as of December 31, 2013 at $14.67.
(2)	25% of the shares of our common stock subject to this option vest on March 9, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(3)	25% of the shares of our common stock subject to this option vest on April 1, 2013, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(4)	25% of the shares of our common stock subject to this option vest on April 1, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(5)	25% of the shares of our common stock subject to this option vest on November 4, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(6)	The restricted stock units are subject to the satisfaction of a service condition and a performance condition, both of which must be satisfied before the restricted stock units are vested and may be settled in shares of our common stock. The service condition is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) a sale of our company or (ii) the date that is six months following our initial public offering, in either case, prior to the earlier of (A) the expiration date or (B) the tenth anniversary of the grant date.
(7)	25% of the shares of our common stock subject to this option vested on March 1, 2013, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

Employee Benefit Plans

2014 Stock Option and Incentive Plan

In September 2014, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2014 Stock Option and Incentive Plan, or the 2014 Plan, which was subsequently approved by our stockholders. The 2014 Plan will become effective upon the completion of this offering. The 2014 Plan will replace the 2007 Equity Incentive Plan, or the 2007 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2014 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved 1,973,551 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2014 Plan. The 2014 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2015, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Plan and 2007 Plan will be added back to the shares of common stock available for issuance under the 2014 Plan.

Stock options and stock appreciation rights with respect to no more than 1,000,000 shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” (as such term is used under Section 162(m) of the Code) payable to any one individual under the 2014 Plan is 1,000,000 shares of stock or $2,000,000 in the case of cash-based awards. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2015 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 1,000,000 shares of common stock.

The 2014 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan. Persons eligible to participate in the 2014 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2014 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2014 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant cash bonuses under the 2014 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2014 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

The 2014 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2014 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. Pursuant to the forms of option agreement, restricted stock agreement and restricted stock unit agreement, under the 2014 Plan, in the case of a sale event in which outstanding awards are assumed, substituted or otherwise continued by a successor entity, and the award holder’s employment or service relationship with us terminates, such holder’s awards shall vest in full as of the date of termination if such termination occurs (i) within 12 months after such sale event or 90 days prior to such sale event and (ii) such termination is by us without “cause,” as defined in the applicable award agreement, or by the award holder for “good reason” (as defined in the applicable award agreement). To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion and (ii) upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or for any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan require the approval of our stockholders.

No awards may be granted under the 2014 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2014 Plan have been made prior to the date hereof.

2007 Equity Incentive Plan

Our 2007 Plan was approved by our board of directors and our stockholders on June 9, 2007 and was most recently amended in February 2014. As of June 30, 2014, we have authorized an aggregate of 8,612,809 shares of our common stock for the issuance of options and other equity awards under the 2007 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Effective upon the closing of this offering, our board of directors has determined not to grant any further awards under our 2007 Plan. The shares we issue under the 2007 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2007 Plan are currently added back to the shares of common stock available for issuance under the 2007 Plan. Upon the closing of this offering, such shares will be added to the shares of common stock available for issuance under the 2014 Plan.

The 2007 Plan is administered by our compensation committee. The board of directors and the compensation committee have the authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award.

The 2007 Plan permits us to make grants of incentive stock options and non-qualified stock options, restricted stock awards, unrestricted stock awards and other stock-based awards such as restricted stock units to our officers, employees, directors, consultants and other key persons.

The 2007 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by our board or directors or our compensation committee but may not be less than 100% of the fair market value of the common stock on the date of grant. In the case of an Incentive Stock Option granted to a participant who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company, then the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the board of directors or the compensation committee and may not exceed 10 years from the date of grant.

The 2007 Plan provides that upon the occurrence of a change of control, awards may be assumed, substituted for new awards of a successor entity, or otherwise continued or terminated at the effective time of such sale event. Pursuant to the forms of option agreement, restricted stock agreement and restricted stock unit agreement, in each case, under the 2007 Plan, in the case of a sale event in which outstanding awards are assumed, substituted or otherwise continued by a successor entity, and the award holder’s employment or service relationship with us terminates, such holder’s awards shall vest in full as of the date of termination if such termination occurs (i) within 12 months after such sale event or 90 days prior to such sale event and (ii) such termination is by us without “cause,” as defined in the applicable award agreement, or by the award holder for “good reason” (as defined in the applicable award agreement). To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion and (ii) upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. We may make or provide for cash payment to holders of options equal to the difference between the per share cash consideration in the sale event and the exercise price to the holders of vested and exercisable options. We may make or provide for cash payment to holders of restricted stock and restricted stock unit awards in an amount equal to the product of the per share cash consideration and the number of shares subject to each such award.

Our board of directors may amend, suspend or terminate the 2007 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

Employee Share Purchase Plan

In September 2014 our board of directors adopted and our stockholders approved the ESPP. The ESPP authorizes the issuance of up to a total of 394,710 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance under the ESPP shall be cumulatively increased each January 1, beginning on January 1, 2015, by the lesser of 1% percent of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. The number of shares reserved and available for issuance under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Unless otherwise determined by our board of directors, the first offering will begin on January 1, 2015 and will end on the last business day occurring on or before June 30, 2015. Subsequent offerings will commence at such time or times as our board of directors may determine, which we expect to be on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 300,000 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In August 2014 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, which we refer to as corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: revenue; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares and total customers; and Adjusted EBITDA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Retirement Plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States. Under our 401(k) plan, employees may elect to defer up to 96% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We may provide a discretionary employee matching contribution under the 401(k) plan. Employees are 100% vested in their contributions to the 401(k) plan and any employer contributions vest over a four-year period. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Indemnification of Officers and Directors

We have agreed to indemnify our directors and officers in certain circumstances. See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in the sections of this prospectus captioned “Management” and “Executive Compensation,” we have been a party to the following transactions since January 1, 2011, in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest. We also describe below certain transactions and series of similar transactions since January 1, 2011 with our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons to which we are party.

We plan to adopt a written policy, effective upon the completion of this offering, which provides that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other disinterested members of our board of directors in the event that it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Pursuant to such policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described below were entered into prior to the adoption of this policy.

Sales of Preferred Stock

Sales of Series E Preferred Stock

In October and November 2012, we issued and sold an aggregate of 6,267,336 shares of our Series E preferred stock at a per share price of $5.6162, for an aggregate purchase price of approximately $35 million. We believe that the terms obtained and consideration received in connection with the Series E financing are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes purchases of shares of our Series E preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. For more information, see “Management—Compensation Committee Interlocks and Insider Participation.” Each outstanding share of our Series E preferred stock will be converted into one share of our common stock upon the closing of this offering.

Purchasers	Shares of Series E Preferred Stock	Aggregate Purchase Price
Entities affiliated with Sequoia Capital(1)	131,835	$740,411.73
Entities affiliated with Matrix Partners(2)	219,623	$1,233,446.69
Entities affiliated with General Catalyst Partners(3)	346,459	$1,945,783.04
Scale Venture Partners III, LP	87,188	$489,665.25
Entities affiliated with Charles River Ventures(4)	64,188	$360,492.65
Michael Simon(5)	44,514	$249,999.53

(1)	Consists of (i) 126,272 shares held by Sequoia Capital U.S. Growth Fund IV, L.P. and (ii) 5,563 shares held by Sequoia Capital USGF Principals Fund IV, L.P.

(2)	Consists of (i) 219,139 shares held by Matrix Partners VIII, L.P. and (ii) 484 shares held by Weston & Co. VIII LLC. David Skok, a general partner of Matrix Partners is a member of our board of directors and our compensation committee.
(3)	Consists of (i) 339,375 shares held by General Catalyst Group V, L.P. and (ii) 7,084 shares held by GC Entrepreneurs Fund V, L.P. Larry Bohn, a managing director at General Catalyst Partners, is a member of our board of directors and our compensation committee.
(4)	Consists of (i) 63,490 shares held by Charles River Partnership XIV, LP and (ii) 690 shares held by Charles River Friends XIV-A, LP.
(5)	Michael Simon is a member of our board of directors and our compensation committee.

Issuance of Series D-1 Preferred Stock

On June 15, 2011, we issued an aggregate of 3,737,028 shares of our Series D-1 preferred stock to entities affiliated with Charles River Ventures. We believe that the terms obtained and consideration received in connection with the issuance of our Series D-1 preferred stock are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes acquisitions of shares of our Series D-1 preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. Each outstanding share of our Series D-1 preferred stock will be converted into one share of our common stock upon the closing of this offering.

Investors	Shares of Series D-1 Preferred Stock	Aggregate Purchase Price
Entities affiliated with Charles River Ventures(1)	3,737,028	$9,865,753.92

(1)	Consists of (i) 3,696,377 shares held by Charles River Partnership XIV, LP and (ii) 40,651 shares held by Charles River Friends XIV-A, LP.

Sales of Series D Preferred Stock

In March 2011, we issued and sold an aggregate of 7,634,497 shares of our Series D preferred stock at a per share price of $2.816165, for an aggregate purchase price of approximately $21.5 million. We believe that the terms obtained and consideration received in connection with the Series D financing are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes purchases of shares of our Series D preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. For more information, see “—Compensation Committee Interlocks and Insider Participation.” Each outstanding share of our Series D preferred stock will be converted into one share of our common stock upon the closing of this offering.

Purchasers	Shares of Series D Preferred Stock	Aggregate Purchase Price
Entities affiliated with Sequoia Capital(1)	4,814,198	$13,557,575.92
Entities affiliated with Matrix Partners(2)	710,186	$2,000,000.96
Entities affiliated with General Catalyst Partners(3)	710,186	$2,000,000.96
Scale Venture Partners III, LP	355,093	$1,000,000.48

(1)	Consists of (i) 4,611,039 shares held by Sequoia Capital U.S. Growth Fund IV, L.P. and (ii) 203,159 shares held by Sequoia Capital USGF Principals Fund IV, L.P.

(2)	Consists of (i) 708,623 shares held by Matrix Partners VIII, L.P. and (ii) 1,563 shares held by Weston & Co. VIII LLC. David Skok, a general partner of Matrix Partners is a member of our board of directors and our compensation committee.
(3)	Consists of (i) 695,665 shares held by General Catalyst Group V, L.P. and (ii) 14,521 shares held by GC Entrepreneurs Fund V, L.P.. Larry Bohn, a managing director at General Catalyst Partners, is a member of our board of directors and our compensation committee.

Sales of Securities by Employees

In connection with our Series D financing in March 2011, certain of our investors purchased an aggregate of 657,580 shares of our common stock, at a price per share of $7.59, and an aggregate of 2,229,808 shares of our Series A preferred stock, at a price per share of $2.816165, for aggregate consideration of approximately $11,270,537.05, from certain of our employees and investors, including 1,084,235 shares of our common stock from Brian Halligan, our Chief Executive Officer and 1,165,385 shares of our Series A preferred stock and 83,632 shares of our common stock from Dharmesh Shah, our Chief Technology Officer. Certain of these purchasers were holders of more than 5% of our outstanding capital stock. Our participation in these transactions was limited to the approval of these transactions by our board of directors and waivers of our rights of first refusal with respect to the shares being sold.

The following table summarizes the shares of our Series A preferred stock and common stock purchased by holders of more than 5% of our capital stock, in connection with the sales of securities by our employees. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Series A Preferred Stock		Common Stock		Aggregate Purchase Price
Entities affiliated with Sequoia Capital	1,314,726	(1)	515,470	(2)	$7,614,900.09

(1)	Consists of (i) 1,259,245 shares purchased by Sequoia Capital U.S. Growth Fund IV, L.P. and (ii) 55,481 shares purchased by Sequoia Capital USGF Principals Fund IV, L.P.
(2)	Consists of (i) 493,717 shares purchased by Sequoia Capital U.S. Growth Fund IV, L.P. and (ii) 21,753 shares purchased by Sequoia Capital USGF Principals Fund IV, L.P.

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders, including entities with which certain of our directors are affiliated, and certain other stockholders. The investor rights agreement provides certain holders of our capital stock a right of purchase in respect of certain issuances of our securities, including in connection with this offering, and provides certain registration rights with respect to certain shares of stock held by them. Investment funds affiliated with Matrix Partners and General Catalyst Partners are parties to such investor rights agreement. Messrs. Skok and Bohn are general partners of Matrix Partners and General Catalyst Partners, respectively, and are directors of ours. Messrs. Shah, Simon, O’Neill and Volpe, who are directors, officers and/or key employees of ours, are also parties to such investor rights agreement. For more information regarding the registration rights granted under this agreement, see the section of this prospectus captioned “Description of Capital Stock—Registration Rights.”

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the closing of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the closing of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Transactions with Our Executive Officers and Directors and Affiliated Entities

We have granted stock options and RSUs to our executive officers and certain of our directors. See the section of this prospectus captioned “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End” for a description of these stock options and RSUs.

Policies and Procedures for Related Party Transactions

Following the closing of this offering, the audit committee of our board of directors will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2014 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after June 30, 2014. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 30, 2014 are included for that person or group but not the stock options or warrants of any other person or group. Certain options to purchase shares of our common stock included in the table below are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

Applicable percentage ownership is based on 25,361,826 shares of common stock outstanding as of June 30, 2014, assuming the conversion of all outstanding shares of our preferred stock as of June 30, 2014 into common stock. For purposes of the table below, we have assumed that 30,361,826 shares of common stock will be outstanding upon the closing of this offering, based upon the initial public offering price of $25.00 per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o HubSpot, Inc., 25 First Street, 2nd Floor, Cambridge, Massachusetts 02141.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with General Catalyst Partners(1)	6,865,329	27.1%	6,865,329	22.6%
Entities affiliated with Matrix Partners(2)	4,336,591	17.1%	4,336,591	14.3%
Scale Venture Partners III, LP(3)	1,721,075	6.8%	1,721,075	5.7%
Entities affiliated with Sequoia Capital(4)	2,602,386	10.3%	2,602,386	8.6%
Entities affiliated with Charles River Ventures(5)	1,270,244	5.0%	1,270,244	4.2%

Named Executive Officers and Directors:
Brian Halligan(6)	1,244,541	4.9%	1,244,541	4.1%
John Kinzer	—	*	—	—
J.D. Sherman(7)	329,481	1.3%	329,481	1.1%
Larry Bohn(1)	6,865,329	27.1%	6,865,329	22.6%
Ron Gill(8)	63,852	*	63,852	*
Lorrie Norrington(9)	31,667	*	31,667	*
Michael Simon(10)	93,528	*	93,528	*
Dharmesh Shah(11)	2,255,389	8.8%	2,255,389	7.4%
David Skok(12)	4,338,933	17.1%	4,338,933	14.3%
Stacey Bishop(3)	1,721,075	6.8%	1,721,075	5.7%
All executive officers and directors as a group (12 persons)(13)	17,021,085	64.7%	17,021,085	54.4%

(*)	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 25,782 shares of common stock held by General Catalyst Group V, L.P., or GCG V; (ii) 538 shares of common stock held by GC Entrepreneurs Fund V, L.P., or GCEF V; (iii) 3,087,684 shares of common stock issuable upon conversion of shares of Series A preferred stock held by GCG V; (iv) 64,451 shares of common stock issuable upon conversion of shares of Series A preferred stock held by GCEF V; (v) 1,681,134 shares of common stock issuable upon conversion of shares of Series B preferred stock held by GCG V; (vi) 35,091 shares of common stock issuable upon conversion of shares of Series B preferred stock held by GCEF V; (vii) 1,585,343 shares of common stock issuable upon conversion of shares of Series C preferred stock held by GCG V; (viii) 33,092 shares of common stock issuable upon conversion of shares of Series C preferred stock held by GCEF V; (ix) 231,888 shares of common stock issuable upon conversion of shares of Series D preferred stock held by GCG V; (x) 4,840 shares of common stock issuable upon conversion of shares of Series D preferred stock held by GCEF V; (xi) 113,125 shares of common stock issuable upon conversion of shares of Series E preferred stock held by GCG V; and (xii) 2,361 shares of common stock issuable upon conversion of shares of Series E preferred stock held by GCEF V. General Catalyst Partners V, L.P., or GCP V, as the sole general partner of GCG V and GCEF V, and General Catalyst GP V, LLC, or GCGP V, as the sole general partner of GCP V, may be deemed to share voting and dispositive power over the shares held of record by GCG V and GCEF V. Each of David Fialkow, David Orfao and Joel Cutler, who are Managing Directors of GCGP V, may be deemed to share voting and dispositive power over the shares held of record by GCG V and GCEF V. The address for Mr. Bohn and General Catalyst Partners is 20 University Road, 4th Floor, Cambridge, MA 02138.
(2)	Consists of (i) 10,838 shares of common stock held by Matrix Partners VIII, L.P., or Matrix VIII; (ii) 3,014,396 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Matrix VIII; (iii) 1,002,104 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Matrix VIII; (iv) 236,207 shares of common stock issuable upon conversion of shares of Series D preferred stock held by Matrix VIII; and (v) 73,046 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Matrix VIII. Mr. Skok, a member of our board of directors, is a Managing Member of Matrix VIII U.S. Management Co., L.L.C. Matrix VIII U.S. Management Co., L.L.C. is the sole general partner of Matrix VIII, and has sole voting and dispositive power with respect to the shares held by Matrix VIII. Mr. Skok, by virtue of his management position in Matrix VIII US Management Co., L.L.C., has sole voting and dispositive power with respect to the shares held by Matrix VIII and beneficially owned by Matrix VIII U.S. Management Co., L.L.C. The address for each of Mr. Skok, Matrix Partners VIII, L.P. and Matrix VIII US Management Co., L.L.C. is 101 Main Street, 17th Floor, Cambridge, MA 02142.
(3)	Consists of (i) 1,573,649 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Scale Venture Partners III, LP; (ii) 118,364 shares of common stock issuable upon conversion of shares of Series D preferred stock held by Scale Venture Partners III, LP; and (iii) 29,062 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Scale Venture Partners III, LP. Stacey Bishop, one of our directors, Kate Mitchell, Robert Theis and Rory T. O’Driscoll are the managing members of Scale Venture Management III, LLC, the ultimate general partner of Scale Venture Partners III, L.P., and share voting and investment authority over the shares held by Scale Venture Partners III, L.P. The address for Ms. Bishop and Scale Venture Partners III, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.
(4)

Consists of (i) 493,717 shares of common stock held by Sequoia Capital U.S. Growth Fund IV, L.P., or Sequoia Growth; (ii) 21,752 shares of common stock held by Sequoia Capital USGF Principals Fund IV, L.P., or Sequoia Principals; (iii) 419,748 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Sequoia Growth; (iv) 18,493 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Sequoia Principals; (v) 1,537,013 shares of common stock issuable upon conversion of shares of Series D preferred stock held by Sequoia Growth; (vi) 67,719 shares of common stock issuable upon conversion of shares of Series D preferred stock held by Sequoia Principals; (vii) 42,090 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Sequoia Growth; and (viii) 1,854 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Sequoia Principals. SC US (TTGP), Ltd. is the general partner of SCGF IV Management, L.P., which is the general partner of Sequoia Growth and Sequoia Principals (collectively, the “Sequoia Capital GFIV Funds”). As a result, SC US (TTGP), Ltd. and SCGF IV Management, L.P. may be deemed to share voting and dispositive power with respect to the shares held by the Sequoia Capital GFIV Funds. The directors and stockholders of SC US (TTGP), Ltd. that exercise voting and investment discretion with respect to the Sequoia Capital GFIV Funds’ investments are Roelof Botha, Scott Carter, Michael Goguen, James Goetz, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each such person may be deemed to share beneficial ownership of the shares held by the Sequoia Capital GFIV Funds. The address of each of the entities identified in this footnote is 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.
(5)	Consists of: (i) 3,140 shares of common stock held by Charles River Partnership XIV, LP, or Charles River XIV; (ii) 34 shares of common stock held by Charles River Friends XIV-A, LP, or Charles River XIV-A; (iii) 1,232,125 shares of common stock issuable upon conversion of shares of Series D-1 preferred stock held by Charles River XIV; (iv) 13,550 shares of common stock issuable upon conversion of shares of Series D-1 preferred stock held by Charles River XIV-A; (v) 21,163 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Charles River XIV; and (vi) 232 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Charles River XIV-A. Charles River XIV GP, LP is the General Partner of Charles River XIV, and Charles River XIV GP, LLC is the General Partner of both Charles River XIV GP, LP and Charles River XIV-A. The Managing Members of Charles River XIV GP, LLC are Izhar Armony, Jon Auerbach, Bruce I. Sachs, William P. Tai, George Zachary, Saar Gur and Devdutt Yellurkar, all of whom may be deemed to share voting and dispositive power with respect to such shares. The address of the entities affiliated with Charles River Ventures is One Broadway, 15th Floor, Cambridge, Massachusetts 02142.
(6)	Consists of (i) 971,921 shares held directly by Mr. Halligan and (ii) 272,620 shares issuable to Mr. Halligan upon exercise of stock options exercisable within 60 days after June 30, 2014.
(7)	Consists of (i) 42,384 shares held directly by Mr. Sherman and (ii) 287,097 shares issuable to Mr. Sherman upon exercise of stock options exercisable within 60 days after June 30, 2014.
(8)	Consists of 63,852 shares issuable to Mr. Gill upon exercise of stock options exercisable within 60 days after June 30, 2014.
(9)	Consists of 31,667 shares issuable to Ms. Norrington upon exercise of stock options exercisable within 60 days after June 30, 2014.
(10)	Consists of (i) 14,838 shares held directly by Mr. Simon and (ii) 78,690 shares issuable to Mr. Simon upon exercise of stock options exercisable within 60 days after June 30, 2014.
(11)	Consists of (i) 2,104,991 shares held directly by Mr. Shah and (ii) 150,398 shares issuable upon exercise of stock options exercisable within 60 days after June 30, 2014.
(12)	Consists of (i) 10,838 shares of common stock held by Matrix Partners VIII, L.P., or Matrix VIII; (ii) 6 shares of common stock beneficially owned by Matrix VIII U.S. Management Co., L.L.C.; (iii) 3,014,396 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Matrix VIII; (iv) 1,661 shares of common stock issuable upon conversion of shares of Series B preferred stock beneficially owned by Matrix VIII U.S. Management Co., L.L.C; (v) 1,002,104 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Matrix VIII; (vi) 551 shares of common stock issuable upon conversion of shares of Series C preferred stock beneficially owned by Matrix VIII U.S. Management Co., L.L.C; (vii) 236,207 shares of common stock issuable upon conversion of shares of Series D preferred stock held by Matrix VIII; (viii) 130 shares of common stock issuable upon conversion of shares of Series D preferred stock beneficially owned by Matrix VIII U.S. Management Co., L.L.C; (ix) 73,046 shares of common stock issuable upon conversion of shares of Series E preferred stock held by Matrix VIII; and (viii) 40 shares of common stock issuable upon conversion of shares of Series E preferred stock beneficially owned by Matrix VIII U.S. Management Co., L.L.C. Mr. Skok, a member of our board of directors, is a Managing Member of Matrix VIII U.S. Management Co., L.L.C. Matrix VIII U.S. Management Co., L.L.C. is the sole general partner of Matrix VIII, and has sole voting and dispositive power with respect to the shares held by Matrix VIII. Mr. Skok, by virtue of his management position in Matrix VIII US Management Co., L.L.C., has sole voting and dispositive power with respect to the shares held by Matrix VIII and beneficially owned by Matrix VIII U.S. Management Co., L.L.C. The address for each of Mr. Skok, Matrix Partners VIII, L.P. and Matrix VIII US Management Co., L.L.C. is 101 Main Street, 17th Floor, Cambridge, MA 02142.
(13)	See footnotes 1 through 12 above. Includes 939,366 shares issuable upon exercise of stock options exercisable within 60 days after June 30, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective upon the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering, as of June 30, 2014, there were 25,361,826 shares of our common stock outstanding, held by 303 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE to issue additional shares of our capital stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock, and there will be no shares of preferred stock outstanding.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 20,200,445 shares of our common stock issued or issuable upon conversion of preferred stock and the holders of warrants to purchase common stock are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration rights agreement by and among us and certain of our stockholders. We refer to these shares collectively as “registrable securities.”

The registration of shares of common stock as a result of the following rights being exercised would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

Demand Registration Rights

If at any time after 180 days following the effective date of this offering the holders of at least 25% of the registrable securities then outstanding request in writing that we effect a registration, we may be required to register the offer and sale of their shares anticipated to have an aggregate sale price, net of underwriting discounts and commissions, if any, of $10 million. At most, we are obligated to effect two registrations for the holders of registrable securities in response to these demand registration rights. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If we propose to register the offer and sale of any shares of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. These piggyback registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specific circumstances. We have the right to terminate or withdraw any registration initiated by us prior to the effectiveness of such registration whether or not the holders of registrable securities have elected to include their shares in the registration.

Form S-3 Registration Rights

If at any time we become entitled under the Securities Act to register our shares on Form S-3 and the holders of the registrable securities then outstanding request in writing that we register their shares for public resale on Form S-3 with an aggregate price to the public of the shares to be registered of at least $2 million, we will be required to effect such registration; provided, however, that if our board of directors determines, in good faith, that such registration would be materially detrimental to us and our stockholders at such time, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 within any twelve month period.

Voting Rights

Under the provisions of our certificate of incorporation to become effective upon the closing of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. Our post-offering certificate of incorporation does not provide cumulative voting rights to holders of our common stock.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon the closing of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	authorize our board of directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes—Class I, Class II and Class III—with each class serving staggered terms; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation to become effective upon the closing of this offering requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “HUBS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2014, we will have a total of 30,361,826 shares of our common stock outstanding. Of these outstanding shares, all of the 5,000,000 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of June 30, 2014, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 5,000,000 shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, 25,361,826 additional shares of common stock will become eligible for sale in the public market, of which 17,021,085 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co., LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co., LLC may, in their discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

These agreements, and the exceptions thereto, are described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 303,620 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 20,200,445 shares of our common stock (including the shares underlying the warrants described in “—Warrant” below) will be entitled to various rights with respect to the registration of the offer and sale of these shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates. See the section of this prospectus captioned “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

As of June 30, 2014, options to purchase a total of 4,808,985 shares of common stock pursuant to our 2007 Equity Incentive Plan were outstanding, of which options to purchase 2,240,062 shares were exercisable. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2007 Plan and our 2014 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive Compensation—Employee Benefits Plans” for a description of our equity incentive plans.

Warrant

In connection with a debt facility we entered into in April 2012 with Comerica Bank, we issued a warrant that is exercisable for 13,158 shares of our common stock at $5.70 per share. The warrant expires in April 2022.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; pension fund or retirement account; a “controlled foreign corporation;” a “passive foreign investment company;” a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, but the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States (except to the extent provided in an applicable income tax treaty, which may require that such dividends be attributable to a U.S. permanent establishment or fixed base in order to be subject to tax as described herein). Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, or other taxable disposition of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We must generally report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but can be credited against a non-U.S. holder’s federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents and certain other types of income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If an investor does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Under final U.S. Treasury Regulations and current IRS guidance, withholding on dividends on our common stock will only apply to payments made on or after July 1, 2014, and withholding on payments of gross proceeds from the sale or disposition of our common stock will only apply to payments made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their own tax advisors regarding this legislation.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,000,000
J.P. Morgan Securities LLC	1,500,000
UBS Securities LLC	450,000
Pacific Crest Securities LLC	400,000
Canaccord Genuity Inc.	350,000
Raymond James & Associates, Inc.	300,000

Total:	5,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$25.00	$125,000,000	$143,750,000
Underwriting discounts and commissions to be paid by us	$1.75	$8,750,000	$10,062,500
Proceeds, before expenses, to us	$23.25	$116,250,000	$133,687,500

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.7 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $20,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the NYSE under the trading symbol “HUBS”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, which we refer to as the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to our directors, officers and other holders of substantially all of our outstanding stock and stock options with respect to:

•	the sale of shares to the underwriters;

•	transfers by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) as a bona fide gift, (2) by will or intestacy or to any trust for the benefit of such security holder or an immediate family member; (3) as distributions by a trust to its beneficiaries or (4) if the security holder is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such security holder or (b) distributions of such shares of common stock or securities convertible into or exercisable for common stock to limited partners, limited liability company members or stockholders of such security holder; provided that in each case, each transferee, trustee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;

•	transfers to us in connection with the exercise of an option or a warrant, including the payment of taxes due as a result of such exercise, pursuant to employee benefit plans in accordance with the terms of such plans as described in this prospectus, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such transactions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	in connection with the conversion of the outstanding preferred stock into shares of common stock; or

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors involving a change of control of us, provided that in the event such tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the holder shall otherwise remain subject to the restrictions contained in the lock-up agreement. For purposes of this exception, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of us (or the surviving entity).

In addition, the restrictions described above do not apply to us with respect to:

•	the shares of common stock to be sold by us in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans disclosed in this prospectus;

•	the filing by us of a registration statement on Form S-8 or a successor form thereto; and

•	the entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with (i) the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, the aggregate number of shares of common stock that we may sell or issue pursuant to this exception shall not exceed 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering and all recipients of shares of common stock or any security convertible into or exercisable for shares of common stock shall enter into a lock-up agreement substantially in the form entered into by our other securityholders in connection with this offering.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice with or without notice; provided, however, that if the release is granted for one of our officers or directors, Morgan Stanley & Co., LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Morgan Stanley & Co., LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and (ii) we are obligated to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 250,000 shares of common stock, which we refer to as the Reserved Shares, to be issued by us and offered by this prospectus for sale (including any shares sold pursuant to the LOYAL3 platform described below), at the initial public offering price, to directors, executive officers, employees and certain business associates of ours as well as certain family members of such persons. Except for directors and executive officers who have entered into lock-up agreements as contemplated above, if purchased by these persons, these shares will be not subject to a 180-day lock-up restriction. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions through a directed share program. Morgan Stanley & Co., LLC will administer the directed share program for our directors and executive officers and for our employees and certain business associates, as well as certain family members of such persons, who are located in certain countries outside of the United States. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

LOYAL3 Platform

At our request, the underwriters have reserved a portion of the Reserved Shares offered by this prospectus to be offered through the LOYAL3 platform at the initial public offering price. The portion of Reserved Shares to be offered through the directed share program and the LOYAL3 platform will be determined pro rata based on demand from the directed share program and the LOYAL3 platform. Purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. The LOYAL3 platform is designed to facilitate participation of individual purchasers in initial public offerings in amounts starting at $100. Any purchase of our common shares in this offering through the LOYAL3 platform will be at the same initial public offering price, and at the same time, as purchases by institutions and other large investors. None of our directors or executive officers will participate in the offering through the LOYAL3 platform. Reserved Shares purchased through the LOYAL3 platform will be not subject to a 180-day lock-up restriction. Employees and certain business associates of ours as well as certain family members of such persons, in the United States, who are interested in purchasing common shares in this offering through the LOYAL3 platform may go to LOYAL3’s website for information about how to become a customer of LOYAL3, which is required to purchase common shares through the LOYAL3 platform. The LOYAL3 platform is available fee-free to investors. Sales of Reserved Shares to investors using the LOYAL3 platform will be completed through a batch or combined order process typically only once per day. The LOYAL3 platform and information on the LOYAL3 website do not form a part of this prospectus. The LOYAL3 platform is administered by LOYAL3 Securities, Inc., as a selling agent. LOYAL3 Securities, Inc. is a U.S.-registered broker-dealer unaffiliated with our company.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the change in accounting policy for sales commissions). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.hubspot.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

HUBSPOT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

HubSpot, Inc.

Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of HubSpot, Inc. and subsidiary (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its accounting policy for sales commissions expense related to subscription revenue contracts, from recording the expense when incurred, to the deferral and recognition of these costs over the contractual term of the associated customer agreement in all years presented.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 28, 2014 (September 26, 2014, as to the effects of the reverse stock split and other matters discussed in Note 14)

HUBSPOT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31, 2012	December 31, 2013	June 30, 2014	Pro forma Stockholders Deficit June 30, 2014
	(as adjusted)*		(unaudited)	(unaudited)
Assets
Current assets:
Cash	$41,097	$12,643	$7,302
Accounts receivable—net of allowance for doubtful accounts of $122, $175, and $149 at December 31, 2012, 2013, and June 30, 2014 (unaudited), respectively	5,231	7,220	9,278
Deferred commission expense	2,836	3,991	4,581
Restricted cash	450	307	—
Prepaid hosting costs	63	2,958	1,870
Prepaid expenses and other current assets	846	1,566	2,773

Total current assets	50,523	28,685	25,804
Property and equipment, net	2,562	7,243	9,892
Capitalized software development costs, net	2,392	3,479	4,226
Restricted cash	200	1,610	258
Other assets	328	65	2,480
Intangible assets, net	316	147	115
Goodwill	9,330	9,330	9,330

Total assets	$65,651	$50,559	$52,105

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,200	$2,547	$2,607
Accrued compensation costs	2,968	5,079	5,682
Other accrued expenses	4,976	7,160	7,517
Capital lease obligations	107	96	97
Deferred rent	338	—	—
Deferred revenue	15,716	24,662	31,995

Total current liabilities	26,305	39,544	47,898
Capital lease obligations, net of current portion	—	203	127
Deferred rent, net of current portion	1,015	2,523	3,963
Deferred revenue, net of current portion	301	244	408
Revolving line of credit	—	—	5,000

Total liabilities	27,621	42,514	57,396

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.001 par value—authorized 58,589 shares; designated, issued, and outstanding, 58,589 shares at December 31, 2012, 2013 and June 30, 2014 (unaudited) (liquidation and redemption value of $97,407 at December 31, 2013 and June 30, 2014) (unaudited)	101,239	101,293	101,320	$—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value—authorized, 100,000 shares; issued and outstanding, 5,004, 5,301, 5,832, and 25,362 at December 31, 2012, 2013, June 30, 2014 (unaudited), and June 30, 2014 pro forma (unaudited), respectively	5	5	6	25
Additional paid-in capital	8,594	12,898	17,280	118,581
Accumulated other comprehensive loss	(10)	(79)	(81)	(81)
Accumulated deficit	(71,798)	(106,072)	(123,816)	(123,816)

Total stockholders’ deficit	(63,209)	(93,248)	(106,611)	$(5,291)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$65,651	$50,559	$52,105

The accompanying notes are an integral part of the consolidated financial statements.

*	Certain amounts have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2).

HUBSPOT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(as adjusted)*	(as adjusted)*		(unaudited)	(unaudited)
Revenue:
Subscription	$25,702	$45,870	$70,819	$31,829	$47,188
Professional services and other	2,851	5,734	6,815	3,247	4,084

Total revenue	28,553	51,604	77,634	35,076	51,272

Cost of Revenue:
Subscription	5,712	10,834	20,280	9,782	11,672
Professional services and other	6,368	6,004	8,759	4,006	5,181

Total cost of revenue	12,080	16,838	29,039	13,788	16,853

Gross profit	16,473	34,766	48,595	21,288	34,419
Operating expenses:
Research and development	10,031	10,585	15,018	6,706	9,641
Sales and marketing	24,088	34,949	53,158	24,026	33,020
General and administrative	6,769	7,972	14,669	6,941	9,449

Total operating expenses	40,888	53,506	82,845	37,673	52,110

Loss from operations	(24,415)	(18,740)	(34,250)	(16,385)	(17,691)

Other income (expense):
Interest income	36	26	34	22	3
Interest expense	(30)	(63)	(20)	(3)	(121)
Other income (expense)	(2)	(1)	(38)	26	65

Total other income (expense)	4	(38)	(24)	45	(53)

Net loss	(24,411)	(18,778)	(34,274)	(16,340)	(17,744)
Preferred stock accretion	87	81	54	27	27
Deemed dividends to investors	973	—	—	—	—

Net loss attributable to common stockholders	$(25,471)	$(18,859)	$(34,328)	$(16,367)	$(17,771)

Net loss per common share, basic and diluted	$(6.19)	$(4.01)	$(6.71)	$(3.23)	$(3.15)
Weighted average common shares used in computing basic and diluted net loss per common share	4,115	4,699	5,113	5,060	5,636
Pro forma net loss per common share, basic and diluted (unaudited)			$(1.39)		$(0.71)
Pro forma weighted average common shares used in computing basic and diluted net loss per common share (unaudited)			24,643		25,166

The accompanying notes are an integral part of the consolidated financial statements.

*	Certain amounts have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2).

HUBSPOT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(as adjusted)*	(as adjusted)*		(unaudited)	(unaudited)
Net loss	$(24,411)	$(18,778)	$(34,274)	$(16,340)	$(17,744)
Other comprehensive loss:
Foreign currency translation adjustment	—	(10)	(69)	(26)	(2)

Comprehensive loss	$(24,411)	$(18,788)	$(34,343)	$(16,366)	$(17,746)

The accompanying notes are an integral part of the consolidated financial statements.

*	Certain amounts have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2).

HUBSPOT, INC.

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock, $0.001 Par Value		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit (As Adjusted)*	Total
	Shares	Amount	Shares	Amount
Balances at January 1, 2011	40,951	$33,788	3,645	$4	$598	$—	$(28,609)	$(28,007)
Exercise of common stock options			555	1	206			207
Stock-based compensation					4,317			4,317
Repurchase right on unvested shares					(15)			(15)
Vesting of restricted common stock			53	—	301			301
Common shares issued in Performable acquisition			155	—	883			883
Options on common shares issued in Performable acquisition			13	—	83			83
Issuance of Series D redeemable convertible preferred stock — net of issuance costs of $153	7,634	21,348
Issuance of Series D-1 redeemable convertible preferred stock	3,737	9,866
Accretion of redeemable convertible preferred stock to redemption		87			(87)			(87)
Deemed dividends to investors		973			(973)			(973)
Net loss							(24,411)	(24,411)

Balances at December 31, 2011	52,322	66,062	4,421	5	5,313	—	(53,020)	(47,702)
Exercise of common stock options			494	—	697			697
Stock-based compensation					2,102			2,102
Vesting of restricted common stock			89	—	513			513
Issuance of common stock warrants					50			50
Issuance of Series E redeemable convertible preferred stock — net of issuance costs of $103	6,267	35,096
Accretion of redeemable convertible preferred stock to redemption		81			(81)			(81)
Cumulative translation adjustment						(10)		(10)
Net loss							(18,778)	(18,778)

Balances at December 31, 2012	58,589	101,239	5,004	5	8,594	(10)	(71,798)	(63,209)
Exercise of common stock options			230	—	621			621
Stock-based compensation					3,353			3,353
Vesting of restricted common stock			67	—	384			384
Cumulative translation adjustment						(69)		(69)
Accretion of redeemable convertible preferred stock to redemption		54			(54)			(54)
Net loss							(34,274)	(34,274)

Balance at December 31, 2013	58,589	101,293	5,301	5	12,898	(79)	(106,072)	(93,248)
Exercise of common stock options (unaudited)			531	1	2,035			2,036
Stock-based compensation (unaudited)					2,374			2,374
Cumulative translation adjustment (unaudited)						(2)		(2)
Accretion of redeemable convertible preferred stock to redemption (unaudited)		27			(27)			(27)
Net loss (unaudited)							(17,744)	(17,744)

Balance at June 30, 2014 (unaudited)	58,589	$101,320	5,832	$6	$17,280	$(81)	$(123,816)	$(106,611)

The accompanying notes are an integral part of the consolidated financial statements.

*	Certain amounts have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2).

HUBSPOT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(as adjusted)*	(as adjusted)*		(unaudited)	(unaudited)

Operating Activities:
Net loss	$(24,411)	$(18,778)	$(34,274)	$(16,340)	$(17,744)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,891	2,736	4,472	2,021	3,047
Stock-based compensation	4,619	2,515	3,464	1,574	2,248
Noncash interest expense	—	50	—	—	—
Provision for doubtful accounts	324	384	523	311	258
Noncash rent expense	—	—	908	125	206
Changes in assets and liabilities
Accounts receivable	(1,429)	(3,077)	(2,478)	(956)	(2,329)
Prepaid expenses and other assets	(278)	(448)	(3,351)	(761)	(203)
Deferred commission expense	(1,443)	(10)	(1,155)	(287)	(590)
Accounts payable	480	1,190	(1,158)	1,306	60
Accrued expenses	4,147	2,118	4,259	603	1,232
Restricted cash	(20)	—	(67)	—	157
Deferred rent	(129)	(325)	258	144	1,234
Deferred revenue	3,720	7,838	8,791	4,855	7,530

Net cash used in operating activities	(12,529)	(5,807)	(19,808)	(7,405)	(4,894)

Investing Activities:
Purchases of property and equipment	(1,172)	(322)	(4,358)	(2,312)	(4,924)
Capitalization of software development costs	(1,684)	(2,261)	(3,432)	(1,537)	(2,372)
Net cash acquired from acquisition	1,022	—	—	—	—
Acquisition of intangible assets	—	—	(190)	(190)	(80)
Restricted cash	—	190	(1,190)	(1,190)	1,500

Net cash used in investing activities	(1,834)	(2,393)	(9,170)	(5,229)	(5,876)

Financing Activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs of $153 in 2011 and $103 in 2012	21,348	35,096	—	—	—
Proceeds from exercise of options	207	697	621	118	2,039
Proceeds from issuance of long-term debt	31	—	—	—	5,000
Repayments of long-term debt	(125)	(375)	—	—	—
Payment of initial public offering costs	—	—	—	—	(1,507)
Repurchase of unvested shares of common stock	(9)	—	—	—	—
Repayment of capital lease obligations	(72)	(83)	(107)	(44)	(75)

Net cash provided by financing activities	21,380	35,335	514	74	5,457

Effect of exchange rate changes on cash	—	(10)	10	(30)	(28)

Net increase (decrease) in cash	7,017	27,125	(28,454)	(12,590)	(5,341)
Cash, beginning of period	6,955	13,972	41,097	41,097	12,643

Cash, end of period	$13,972	$41,097	$12,643	$28,507	$7,302

Supplemental cash flow disclosure:
Cash paid for interest	$30	$13	$3	$2	$31
Non-cash investing and financing activities:
Property and equipment acquired under capital lease	$—	$—	$299	$—	$—
Capital expenditures incurred but not yet paid	$40	$206	$1,499	$404	$414
Initial public offering costs incurred but not yet paid	$—	$—	$—	$—	$825
Issuance of Series D-1 Preferred Stock for acquisition	$9,866	$—	$—	$—	$—
Accretion of Preferred Stock	$87	$81	$54	$27	$27
Deemed dividends to investors	$973	$—	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

*	Certain amounts have been adjusted for the retrospective change in accounting policy for sales commissions (see Note 2).

HUBSPOT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations

HubSpot, Inc. (the “Company”), was formed as a limited liability company in Delaware on April 4, 2005. The Company converted to a Delaware corporation on June 7, 2007. The Company provides a cloud-based inbound marketing and sales platform which features integrated applications to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers and delight customers so they become promoters of those businesses. These integrated applications include social media, search engine optimization, blogging, website content management, marketing automation, email, analytics and reporting.

The Company is headquartered in Cambridge, Massachusetts, and has a wholly-owned subsidiary in Dublin, Ireland, which commenced operations in January of 2013.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and has an accumulated deficit of $123.8 million and negative working capital of $22.1 million as of June 30, 2014 (unaudited).

The Company has financed its operations to date primarily with cash receipts from customers and the proceeds from the sale of redeemable convertible preferred stock. The Company will continue to require additional capital to move forward with its business plan. While the Company does have borrowings of $21.3 million available (Note 7), there can be no assurance that funds necessary beyond these amounts will be available in amounts or on terms sufficient to ensure ongoing operations. However, the Company’s management believes that the June 30, 2014 cash balance, when combined with proceeds from the available borrowings, will be sufficient to fund the Company’s operations through June 30, 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Unaudited Pro Forma Information—Upon the completion of the Company’s initial public offering (“IPO”), all outstanding redeemable convertible preferred stock will automatically convert into shares of our common stock. The unaudited pro forma balance sheet information gives effect to the conversion of the convertible preferred stock as of June 30, 2014. The effect of this conversion on the pro forma balance sheet will reduce stockholders’ deficit by $101.3 million. Additionally, as discussed in the “Unaudited Pro Forma Loss per Share” accounting policy below, the Company has calculated unaudited pro forma basic and diluted loss per share to give effect to the convertible redeemable preferred stock as though such shares had been converted to common shares as of the beginning of the period. As described in Note 10 Stockholders’ Deficit and Stock-Based Compensation below, the Company has granted restricted stock units (“RSUs”) with a performance measure that will be met six months following an IPO or sale event. As such, no common shares will be issued upon completion of the Company’s IPO, and therefore these RSUs do not impact the pro forma balance sheet or pro forma loss per share.

Unaudited Interim Financial Information—The accompanying interim consolidated balance sheet as of June 30, 2014 and the consolidated interim statements of operations, statements of comprehensive loss and cash flows during the six months ended June 30, 2013 and 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2014 and its consolidated statements of operations and comprehensive loss and cash flows during the six months ended June 30, 2013 and 2014. The financial data and other financial information disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2013 and 2014 are also unaudited.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Policy—On January 1, 2013, the Company elected to change its accounting policy for sales commissions related to new customer subscription contracts, from recording expense when incurred, to the deferral of sales commissions that relate to contractually recurring revenues, and amortizing those sales commissions over the contractual term of the associated customer contracts. The Company believes the deferral method described above is preferable primarily because the sales commission charges are so closely related to obtaining the revenue from the contracts that they should be deferred and charged to expense over the same period that the related revenue is recognized. The comparative financial statements of prior years have been adjusted to apply the new policy retrospectively.

The amortization of deferred commissions is included in sales and marketing in the accompanying consolidated statements of operations.

The following tables reflect the impact of this change in accounting policy in previously reported periods (in thousands):

	Consolidated Balance Sheets December 31, 2012
	As Previously Reported	Impact of Commission Adjustment	As Adjusted
Deferred commission expense	$—	$2,836	$2,836
Total current assets	$47,687	$2,836	$50,523
Total assets	$62,815	$2,836	$65,651
Accumulated deficit	$(74,634)	$2,836	$(71,798)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$62,815	$2,836	$65,651

	Consolidated Statements of Operations
	December 31, 2011			December 31, 2012
	As Previously Reported	Impact of Commission Adjustment	As Adjusted	As Previously Reported	Impact of Commission Adjustment	As Adjusted
Sales and marketing	$25,531	$(1,443)	$24,088	$34,959	$(10)	$34,949
Loss from operations	$(25,858)	$1,443	$(24,415)	$(18,750)	$10	$(18,740)
Net loss	$(25,854)	$1,443	$(24,411)	$(18,788)	$10	$(18,778)
Comprehensive loss	$(25,854)	$1,443	$(24,411)	$(18,798)	$10	$(18,788)

	Consolidated Statements of Cash Flows
	December 31, 2011			December 31, 2012
	As Previously Reported	Impact of Commission Adjustment	As Adjusted	As Previously Reported	Impact of Commission Adjustment	As Adjusted
Net loss	$(25,854)	$1,443	$(24,411)	$(18,788)	$10	$(18,778)
Change in deferred commission expense	$—	$(1,443)	$(1,443)	$—	$(10)	$(10)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	January 1, 2011
	As Previously Reported	Impact of Commission Adjustment	As Adjusted
Accumulated deficit	$(29,991)	$1,382	$(28,609)

Operating Segments—The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision makers (“CODMs”), which are the Company’s chief executive officer and chief operating officer, in deciding how to allocate resources and assess performance. The Company’s CODMs evaluate the Company’s financial information and resources and assess the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Historical Loss Per Share—Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, common stock warrant, nonvested shares of restricted stock, RSUs and redeemable convertible preferred stock are considered to be common stock equivalents. The Company applied the two-class method to calculate its basic and diluted net loss per share of common stock, as its convertible preferred stock and common stock are participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company was in a loss position for each of the periods presented and preferred stockholders do not participate in losses.

A reconciliation of the denominator used in the calculation of basic and diluted loss per share is as follows (in thousands, except per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(25,471)	$(18,859)	$(34,328)	$(16,367)	$(17,771)

Denominator:
Weighted-average common shares outstanding—basic	4,115	4,699	5,113	5,060	5,636
Dilutive effect of share equivalents resulting from stock options, RSUs, nonvested restricted stock, common stock warrant and redeemable convertible preferred shares (as converted)	—	—	—	—	—

Weighted-average common shares outstanding-diluted	4,115	4,699	5,113	5,060	5,636

Net loss per common share, basic and diluted	$(6.19)	$(4.01)	$(6.71)	$(3.23)	$(3.15)

For the years ended December 2011, 2012 and 2013, and the six months ended June 30, 2013 and 2014 (unaudited), the Company incurred net losses and, therefore, the effect of the Company’s outstanding stock options, common stock warrant, redeemable convertible preferred stock, RSUs and nonvested shares of restricted stock was not included in the calculation of diluted loss per share as the effect would be anti-dilutive. The following table contains share totals with a potentially dilutive impact (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Options to purchase common shares	2,646	4,180	4,695	4,421	4,809
Common stock warrant	—	13	13	13	13
Common stock subject to repurchase	157	67	—	—	—
Convertible preferred shares (as converted)	17,441	19,530	19,530	19,530	19,530
RSUs	—	—	858	750	1,169

Unaudited Pro Forma Loss Per Share—Upon closing of the proposed IPO, all shares of redeemable convertible preferred stock will automatically convert into 19,530 thousand shares of common stock. The unaudited pro forma net loss per common share, basic and diluted, for the year ended December 31, 2013 and the six months ended June 30, 2014 has been computed to give effect to the redeemable convertible preferred stock as if such shares had been converted to common stock as of the beginning of the period.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted loss per share is as follows (in thousands, except per share amounts):

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Numerator:
Net loss attributable to common stockholders	$(34,328)	$(17,771)
Accretion of preferred stock to redemption value	54	27

Net loss(1)	$(34,274)	$(17,744)

Denominator:
Weighted-average common shares outstanding-basic	5,113	5,636
Pro forma adjustment for assumed conversion of redeemable convertible preferred stock to common stock upon the closing of the proposed IPO	19,530	19,530

Number of shares used for pro forma basic EPS computation	24,643	25,166
Dilutive effect of share equivalents resulting from stock options, RSUs and warrants	—	—

Number of shares used for pro forma dilutive EPS computation	24,643	25,166

Pro forma net loss per common share, basic and diluted	$(1.39)	$(0.71)

(1)	Excludes stock-based compensation related to RSUs because it was not probable that the performance condition contained in such grants would be met as of December 31, 2013 or June 30, 2014. If it were probable that the performance condition would be met as of December 31, 2013 or June 30, 2014, the Company would have recognized $5.2 million or $8.2 million of stock-based compensation expense, respectively, net of estimated forfeitures.

Restricted Cash—The Company had restricted cash of $258 thousand at June 30, 2014 (unaudited) related to a leased facility. The Company had restricted cash of $1.9 million at December 31, 2013 which includes $1.8 million for letters of credit for the Company’s leased facilities and $157 thousand in collateral for the Company’s corporate credit card borrowings. During the first six months of 2014 the Company released from restriction $1.7 million of cash, which includes the $157 thousand in collateral related to its corporate credit card and $1.5 million related to its leased facilities. The Company had restricted cash of $650 thousand at December 31, 2012 which included $560 thousand for letters of credit for the Company’s leased facilities and $90 thousand in collateral for the Company’s corporate credit card borrowings. Short term restricted cash was $450 thousand at December 31, 2012, $307 thousand at December 31, 2013, and $0 at June 30, 2014 (unaudited). These amounts are classified as short term as the restrictions on the cash lapse within one year from the respective balance sheet dates.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. When management becomes aware of circumstances that may decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. For all other customers, management determines the adequacy of the allowance based on historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific accounts. To date, losses resulting from uncollected receivables have not exceeded management’s expectations.

The following is a rollforward of the Company’s allowance for doubtful accounts (in thousands):

	Balance Beginning of Period	Charged to Costs or Expenses	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts
Year ended December 31, 2011	$33	$324	$(296)	$61
Year ended December 31, 2012	$61	$384	$(323)	$122
Year ended December 31, 2013	$122	$523	$(470)	$175
Six months ended June 30, 2014 (unaudited)	$175	$258	$(284)	$149

(1)	Deductions include actual accounts written-off, net of recoveries.

Property and Equipment—Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to leasehold improvements. Depreciation is recorded over the following estimated useful lives:

Estimated Useful Life
Computer equipment and purchased software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or useful life

Fair Value—The Company’s short-term financial instruments include accounts receivable, accounts payable and accrued expenses and are carried in the consolidated financial statements as of December 31, 2012 and 2013, and as of June 30, 2014 (unaudited) at amounts that approximate fair value due to their short-term maturity dates.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or that the useful lives of those assets are no longer appropriate. Management considers the following potential indicators of impairment of its long-lived assets (asset group): a substantial decrease in the Company’s stock price, a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset (asset group), an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group), and a current expectation that, more likely than not, a long lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there may be an impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. For the years presented, the Company did not recognize an impairment charge.

Goodwill—Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company has no other intangible assets with indefinite useful lives. Goodwill is not subject to amortization, but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its annual impairment test on November 30. Currently, the Company’s goodwill is evaluated at the entity level as it is determined there is only one reporting unit. The Company performs a two step impairment test. In the first step, the fair value of each reporting unit is compared to its carrying amount. If the fair value exceeds the carrying value of the net assets assigned, goodwill is not considered impaired and the second step is not required. If the carrying value exceeds the fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the goodwill exceeds the fair value, then an impairment charge is recorded. On November 30, 2013, the estimated fair value of the Company’s single reporting unit exceeded its carrying amount. Because the fair value of the Company’s single reporting unit was in excess of its carrying value and there were no indicators that the Company’s goodwill had become impaired since that date, there was no impairment as of November 30, 2013 through December 31, 2013.

For the years ended December 31, 2011, 2012 and 2013, the Company did not recognize an impairment charge.

Advertising Expense—The Company expenses advertising as incurred, which is included in sales and marketing expense in the accompanying consolidated statements of operations. The Company incurred $3.4 million of advertising expense in 2011, $3.0 million in 2012, $3.5 million in 2013, $1.8 million in the six months ended June 30, 2013 (unaudited), and $1.4 million in the six months ended June 30, 2014 (unaudited).

Revenue Recognition—The Company primarily generates revenue from multi-element arrangements, which typically include subscriptions to its online software solution and professional services which includes training and other consulting services. The Company’s customers do not have the right to take possession of the online software solution. The Company recognizes revenue when all of the following have occurred:

•	persuasive evidence of an arrangement with the customer exists

•	service has been or is being provided

•	the fees are fixed or determinable

•	collectability of the fees is reasonably assured

The Company’s arrangements do not contain general rights of return.

In order to treat elements in a multiple-element arrangement as separate units of accounting, the delivered elements must have standalone value and delivery of the undelivered element is probable and within control of the Company.

The Company has determined that subscriptions for its online software solution have standalone value because, once a customer launches its initial site, the online software solution is fully functional and does not require any additional development, modification, or customization.

Professional services consists primarily of web-based and in-person training, are not required to use the online software solution, and are determined to have stand-alone value from the related subscription services because they are sold separately by the Company and third parties.

When multiple element arrangements are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The estimated fair value of each element is determined based upon the following hierarchy: (1) vendor specific objective evidence (“VSOE”) of fair value, (2) third party evidence of selling price (“TPE”), or (3) the Company’s best estimate of selling price (“BESP”). The Company is not able to establish VSOE of fair value for undelivered elements, which in most instances is subscription and training and professional services, based on its pricing practices, and there is not a reliable measure of TPE of selling price. As such, arrangement consideration is allocated amongst multiple deliverable arrangements using BESP. The Company establishes BESP for each deliverable primarily considering the median of actual sales prices of each type of subscription and other consulting services sold. The Company considers each type of subscription and service as well as pricing and geographic information when establishing BESP. Arrangement consideration is allocated such that the revenue recognized does not exceed the fee subject to refund.

Revenue from subscriptions is recognized ratably over the subscription period beginning on the date the Company’s subscription is made available to customers. Substantially all subscription contracts are one year or less. The Company recognizes revenue from training and consulting services as the services are provided.

The Company pays its marketing agency partners a commission of the subscription sales price for sales to customers. The classification of the commission paid on the Company’s consolidated statements of operations depends on who is purchasing its subscription. In instances where the customer is purchasing the subscription, the Company is the primary obligor and records the commission paid to the agency partner as sales and marketing expense. When the agency partner purchases the subscription directly from the Company, the Company nets the consideration paid to the partner against the associated revenue it recognizes, as in these instances the Company’s customer is the partner and the Company’s remaining obligations are to the partner. The Company does not believe that it receives a tangible benefit from the payment back to the partner.

Sales taxes collected from customers and remitted to government authorities are excluded from revenue.

Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Concentrations of Credit Risk and Significant Customers—Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable.

A significant portion of the Company’s cash is held at one financial institution that management believes to be of high credit quality. Although the Company deposits it cash with multiple financial institutions, its deposits exceed federally insured limits.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other hedging arrangements.

The Company generally does not require collateral from its customers and generally requires payment 30 days from the invoice date. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable. Credit risk arising from accounts receivable is mitigated as a result of transacting with a large number of geographically dispersed customers spread across various industries.

At December 31, 2012 and 2013, and at June 30, 2014 (unaudited), there were no customers that represented more than 10% of the net accounts receivable balance. There were no customers that individually exceeded 10% of the Company’s revenue in any of the periods presented.

Foreign Currency—The functional currency of the Company’s foreign subsidiary is the local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates; with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated at the weighted-average exchange rates during the period. Equity transactions are translated at historical exchange rates. Foreign currency transaction gains and losses are recorded in other income (expense).

Research and Development—Research and development expenses include payroll, employee benefits and other expenses associated with product development.

Capitalized Software Development Costs—Certain payroll and stock compensation costs incurred to develop functionality for the Company’s software platform, as well as certain upgrades and enhancements that are expected to result in increased functionality are capitalized. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, certain internal costs are capitalized until the software is substantially complete and ready for its intended use. Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of two years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Capitalized software development costs consisted of the following (in thousands):

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Gross capitalized software development costs	$5,646	$9,351	$11,849
Accumulated amortization	(3,254)	(5,872)	(7,623)

Capitalized software development costs, net	$2,392	$3,479	$4,226

The Company capitalized software development costs of $1.7 million in 2011, $2.4 million in 2012, $3.7 million in 2013, $1.6 million in the six months ended June 30, 2013 (unaudited) and $2.5 million in the six months ended June 30, 2014 (unaudited). Stock-based compensation costs included in capitalized software were negligible in 2011, $100 thousand in 2012, $273 thousand in 2013, $122 thousand in the six months ended June 30, 2013 (unaudited) and $126 thousand in the six months ended June 30, 2014 (unaudited).

Amortization of capitalized software development costs was $857 thousand in 2011, $1.5 million in 2012, $2.6 million in 2013, $1.2 million in the six months ended June 30, 2013 (unaudited) and $1.8 million in the six months ended June 30, 2014 (unaudited). Amortization expense is included in cost of revenue in the consolidated statements of operations.

Income Taxes—Deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Stock-Based Compensation—The Company accounts for all stock options and awards granted to employees and nonemployees using a fair value method. Stock-based compensation is recognized as an expense and is measured at the fair value of the award. The measurement date for employee awards is generally the date of the grant. The measurement date for nonemployee awards is generally the date the options vest. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis.

3. Property and Equipment

Property and equipment as of December 31, 2012 and 2013 and June 30, 2014 (unaudited) consists of the following (in thousands):

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Computer equipment and purchased software	$1,321	$1,504	$1,804
Furniture and fixtures	847	2,106	2,604
Office equipment	450	990	1,090
Leasehold improvements	2,090	5,845	8,770
Capital leases and equipment under capital lease	317	562	570

	5,025	11,007	14,838
Less accumulated depreciation and amortization	(2,463)	(3,764)	(4,946)

Total	$2,562	$7,243	$9,892

Depreciation expense was $903 thousand in 2011, $988 thousand in 2012, $1.5 million in 2013, $689 thousand in the six months ended June 30, 2013 (unaudited) and $1.2 million in the six months ended June 30, 2014 (unaudited).

Accumulated depreciation for equipment under capital lease was $153 thousand as of December 31, 2012 $272 thousand as of December 31, 2013 and $282 thousand as of June 30, 2014 (unaudited).

4. Acquisition

On June 15, 2011, the Company acquired 100% of the equity of Performable, Inc. (“Performable”), a privately held software company located in Massachusetts. The Company completed this transaction in order to expand its product offerings and to expand the skillset of its employee base. The consideration paid for Performable included $3.4 million of cash and 3,737,028 shares of Series D-1 Redeemable Convertible Preferred Stock (“Series D-1”) with a fair value of $9.9 million. Additionally, the Company issued 375,334 shares of common stock with a fair value of $2.1 million, of which 155,021 fully vested shares of common stock with a fair value of $884 thousand is included in the purchase price and 220,313 unvested shares of common stock with a fair value of $1.3 million is being recorded as compensation expense over the vesting period. The Company also issued 36,162 stock options with a weighted-average vesting term of 2.5 years, exercise prices that range from $0.87 to $2.13 per share and a fair value of $165 thousand of which $83 thousand is included as part of the purchase price and $82 thousand is being recorded as compensation expense over the vesting period.

Additionally, the Company is required to pay an additional $3.1 million of bonus payments over a three-year period to certain of the Performable employees provided they meet certain service conditions. The Company is recording these bonus payments as compensation expense over the related service period. Accrued amounts related to these additional bonus payments were included in accrued compensation costs and were $541 thousand as of December 31, 2012 and 2013, and $0 as of June 30, 2014 (unaudited). The Company incurred transaction costs of $376 thousand in connection with the acquisition, which were included in general and administrative expenses in 2011. The acquisition has been accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to the identifiable assets and liabilities based on their estimated fair value at the date of acquisition.

The components of the purchase price and allocation for the acquisition of the Performable assets and liabilities are as follows (in thousands):

Consideration:
Cash paid	$3,357
Series D-1 Preferred Stock	9,866
Common stock	884
Common stock options	83
Less cash acquired	(4,379)

Fair value of total consideration	$9,811

Identifiable assets acquired and liabilities assumed:
Accounts receivable	$6
Other assets	48
Property and equipment	25
Developed technology	670
Accounts payable	(13)
Accrued expenses	(66)
Deferred revenue	(189)

Total	481

Goodwill	9,330

Total	$9,811

The fair value of the developed technology was determined using the relief from royalty method. The relief from royalty method assesses the royalty savings an entity realizes since it owns the asset and does not have to pay a license fee to a third-party for its use. The developed technology is being amortized over its estimated useful life of three years, the period in which a substantial portion of the present value of the cash flows from the developed technology are expected to be earned.

The depreciable property and equipment is being depreciated over their useful lives on a straight-line basis.

The valuation of the deferred revenue was based on contractual commitment to provide on-going services to existing Performable customers. The fair value of this assumed liability was based on the estimated cost plus a reasonable margin to fulfill these service obligations. This deferred revenue was fully recognized by May of 2012.

The excess of the purchase consideration over the fair value of net intangible and identifiable intangible assets acquired was recorded to goodwill. The goodwill is attributable to expected operating and cross-selling synergies. The goodwill will not be deductible for tax purposes. The purchase price allocation was finalized as of December 31, 2011.

Pro forma results of operations have not been presented because the acquisition was not material in relation to the Company’s consolidated financial statements for the period from January 1, 2011 to the date of acquisition, or in prior periods.

5. Intangible Assets

Intangible assets as of December 31, 2012 and 2013 and June 30, 2014 (unaudited) consist of the following (in thousands):

	Average Remaining Useful Life	December 31,		June 30, 2014
		2012	2013
				(unaudited)
Acquired technology	4 Months	$670	$745	$745
Acquired intellectual property	33 Months	—	—	80
Accumulated amortization		(354)	(598)	(710)

Total		$316	$147	$115

The estimated useful life of acquired technology is three years. The estimated useful life of the acquired intellectual property is three years. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Amortization expense related to intangible assets was $130 thousand in 2011, $224 thousand in 2012, $359 thousand in 2013, $136 thousand in the six months ended June 30, 2013 (unaudited) and $112 thousand in the six months ended June 30, 2014 (unaudited). Amortization expense of acquired technology is included in cost of subscription revenue in the consolidated statements of operations. Amortization expense of acquired intellectual property is included in sales and marketing expense in the consolidated statements of operations. Estimated future amortization expense for intangible assets as of December 31, 2013 is as follows (in thousands):

Years Ending December 31,	Amortization Expense
2014	$118
2015	25
2016	4

Total	$147

6. Long-Term Debt

Equipment Line—In June 2010, the Company executed a loan and security agreement (the “Loan Agreement”) establishing a $500,000 equipment line of credit (the “Equipment Line”) with a bank for eligible equipment purchases through June 28, 2011. Borrowings under the Line were due in 24 equal monthly payments of principal, plus accrued interest, at an annual rate of 3.25% beginning July 1, 2011 through June 1, 2013. Borrowings were collateralized by the equipment, software and other property financed by the Loan Agreement. The Company was required to maintain certain non-financial covenants. The Equipment Line expired on June 1, 2013 and was not renewed. There were no amounts outstanding under the Equipment Line as of December 31, 2012 or December 31, 2013.

Growth Capital and Revolving Line—In April 2012, the Company amended and restated the Loan Agreement. The Company could borrow up to $5.0 million on a growth capital line of credit (“Growth Capital Line”) through April 2013, at the bank’s prime rate plus one percent. The Growth Capital Line was repayable beginning May 2013 in monthly installments of principal and interest through October 2015. The Company could borrow up to $5.0 million on a revolving line of credit (“Revolving Line”) at the bank’s prime rate, which was payable in full in October 2013. Both lines were established to provide financing for general corporate purposes. The Company was required to maintain a minimum cash account balance of $1.0 million and all of the Company’s assets, excluding intellectual property, was pledged as collateral.

As part of the amended and restated Loan Agreement, the Company issued the bank a fully exercisable warrant to purchase 13,158 shares of common stock at an exercise price of $5.70 per share with an expiration date of April 2022. The fair value of the warrant of $50 thousand was recorded as interest expense in 2012 as it was issued fully vested. The fair value of the warrant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.25%
Expected term (in years)	10
Volatility	55%
Expected dividends	—%

In May 2013, the Company executed the first amendment to the amended and restated Loan Agreement. The Growth Capital Line was extended through May 2014 and was repayable beginning June 2014 in monthly installments of principal and interest through November 2016. The Revolving Line was extended through May 2014.

In September 2013, the Company executed the second amendment to the amended and restated Loan Agreement, increasing the Revolving Line to $20.0 million and extending the maturity date to December 31, 2014. A 0.25% annual unused facility fee is applicable to the Revolving Line.

No amounts have been drawn under the Revolving Line or the Growth Capital Line as of December 31, 2012 and December 31, 2013.

In March 2014, the Company executed the third amendment to the amended and restated Loan Agreement. The Growth Capital Line was extended with borrowings available through December 2014 and repayable over thirty months through June 2017. Additionally, the Revolving Line was increased to $30.0 million and is payable in full in March 2016. During the six months ended June 30, 2014 the Company drew down $5.0 million (unaudited) under the Revolving Line and subsequent to June 30, 2014 the Company drew down an additional $8.0 million (unaudited). The Company is required to meet certain minimum quarterly subscription revenue levels which increases throughout the life of the Loan Agreement. As of June 30, 2014, the Company was in compliance with this requirement (unaudited).

7. Geographic Data

As previously discussed in the Company’s Summary of Significant Accounting Policies, the Company operates in one operating segment. Revenue and long-lived assets by geographic region, based on the physical location of the operations recording the sale or the asset, are as follows:

Revenues by geographical region (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
United States	$28,553	$51,604	$74,437	$34,437	$46,341
Europe	—	—	3,197	639	4,931

Total Revenue	$28,553	$51,604	$77,634	35,076	$51,272

Percentage of revenues generated outside of the United States	0%	0%	4%	2%	10%

Total long lived assets by geographical region (in thousands):

	As of December 31,		As of June 30, 2014
	2012	2013
			(unaudited)
United States	$2,562	$6,775	$9,113
Europe	—	468	779

Total Long Lived Assets	$2,562	$7,243	$9,892

Percentage of long lived assets held outside of the United States	0%	6%	8%

8. Commitments and Contingencies

The Company leases its office facilities under non-cancelable operating leases that expire at various dates through November 2020. Rent expense for non-cancellable operating leases with free rental periods or scheduled rent increases is recognized on a straight-line basis over the terms of the leases. Improvement reimbursements from landlords of $1.8 million are being amortized on a straight-line basis into rent expense over the terms of the leases. The difference between required lease payments and rent expense has been recorded as deferred rent.

Rent expense was $977 thousand in 2011, $1.3 million in 2012, $3.1 million in 2013, $1.1 million in the six months ended June 30, 2013 (unaudited) and $2.3 million in the six months ended June 30, 2014 (unaudited). Deferred rent was $1.4 million as of December 31, 2012, $2.5 million as of December 31, 2013, and $4.0 million as of June 30, 2014 (unaudited).

In August 2011, the Company sublet a portion of its office space to an unrelated third party and entered into a sublease that expired in January 2014. Sublease income was $46 thousand in 2011, $130 thousand in 2012, $135 thousand in 2013, $67 thousand in the six months ended June 30, 2013 (unaudited) and $11 thousand in the six months ended June 30, 2014 (unaudited).

In October 2013, the Company extended a lease agreement for the purchase of equipment with a fair value of $299 thousand. The lease is payable in 36 monthly payments through September 2016. The total outstanding balance financed under capital leases was $107 thousand as of December 31, 2012, $299 thousand as of December 31, 2013 and $224 thousand as of June 30, 2014 (unaudited). Amortization of assets recorded under capital leases is included in depreciation expense.

Future minimum payments under all operating and capital lease agreements as of December 31, 2013, are as follows (in thousands):

	Operating	Capital
2014	$4,257	$135
2015	5,049	108
2016	5,681	81
2017	6,064	—
2018	5,931	—
Thereafter	11,708	—

Total	$38,690	324

Less: Portion representing interest		25

Capital Lease Obligation		$299

The Company is not presently a party to any litigation that it believes might have a material effect on its business operations. The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. On November 13, 2013, a class action complaint was filed, alleging that the Company maintained a policy of not paying overtime to business development representatives for all hours worked in excess of 40 hours per week. The complaint seeks unpaid wages, multiple damages, injunctive relief, attorneys’ fees and costs. The Company believes this matter will not have a material effect on the consolidated financial statements.

9. Redeemable Convertible Preferred Stock

The Company has authorized and issued Series A redeemable convertible preferred stock (“Series A”), Series B redeemable convertible preferred stock (“Series B”), Series C redeemable convertible preferred stock (“Series C”), Series D redeemable convertible preferred stock (“Series D”), Series D-1, and Series E redeemable convertible preferred stock (“Series E”) (collectively, “Preferred Stock”); which are classified as temporary equity.

In March 2011, the Company issued 7,634,497 shares of Series D at approximately $2.82 per share for gross proceeds of $21.5 million and issuance costs of $153 thousand.

In June 2011, the Company issued 3,737,028 shares of Series D-1 Preferred Stock at approximately $2.64 per share for an aggregate value of $9.9 million as part of the consideration for the purchase of Performable (see Note 4).

In November 2012, the Company issued 6,267,336 shares of Series E at approximately $5.62 per share for gross proceeds of $35.2 million and issuance costs of $103 thousand.

The rights and privileges of Series A, Series B, Series C, Series D, Series D-1 and Series E (collectively, the “Preferred Stock”) are described below:

Voting Rights—The holders of the Preferred Stock are entitled to vote on all matters and shall have the number of votes equal to the number of shares of common stock into which the Preferred Stock is convertible.

Dividends—The holder of shares of Preferred Stock is entitled to receive dividends, when and if declared by the Company’s Board of Directors, out of any assets at the time legally available therefore, in preference to common stockholders. Through June 30, 2014, no dividends have been declared or paid by the Company (unaudited).

The Company shall not declare or pay any cash dividends on shares of common stock until each of the holders of the then-outstanding Preferred Stock shall have first received, or there shall have been declared and set aside for payment, a cash dividend on each outstanding share of such Preferred Stock in an amount equal to the product of the per share amount, if any, of the dividends to be declared, paid, or set aside for the common stock, multiplied by the number of whole shares of common stock into which such share of Preferred Stock is then convertible.

Conversion—Each share of Preferred Stock may be converted at any time, at the option of the holder into shares of common stock, subject to the applicable conversion rate as determined by dividing the original issue price by the conversion price, with the exception of Series D-1. The issuance price is approximately $0.41 for Series A, $0.84 for Series B, $1.27 for Series C, $2.82 for Series D and $5.62 for Series E. The current conversion prices are the same as the issuance prices. Each share of Series D-1 may be converted as determined by dividing the Series D issuance price by the Series D conversion price (as adjusted for certain dilutive events). Conversion is mandatory at the earlier of the closing of an initial public offering of the Company’s common stock at a per share price of at least $16.86 (adjusted for certain dilutive events) with net proceeds to the Company of at least $50 million or the election by holders of at least 65% of the then-outstanding shares of Preferred Stock.

Liquidation Preference—The holders of the Preferred Stock have preferences over the holders of the Company’s common stock in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, including a merger or consolidation. The amount to be paid per share is equal to the greater of approximately $0.41 for Series A, $0.84 for Series B, $1.27 for Series C, $2.82 for Series D, $1.77 for Series D-1 and $5.62 for Series E (as adjusted for certain dilutive events) plus any declared and unpaid dividends or such amount per share as would have been payable had all shares of the Preferred Stock been converted to common stock immediately prior to the liquidation event. Thereafter, any remaining assets available for distribution would be distributed among the common stockholders. If upon liquidation, the assets of the Company are not sufficient to permit payment of the full liquidation preference of the Preferred stock, the assets will be distributed first to the holders of Series E Preferred Stock on a pari passu basis. Any remaining assets will them be distributed on a pari passu basis of the holders of Series A, Series B, Series C, Series D and Series D-1 Preferred Stock.

Redemption—Upon written notice of 65% of the holders of Preferred Stock, the Preferred Stock is redeemable in three annual installments commencing 30 days after receipt by the Company at any time on or after March 3, 2020 for all series, except Series E. Series E shall be redeemable in one installment commencing 30 days after receipt by the Company at any time on or after March 3, 2020. The redemption price per share is approximately $0.41 for Series A, $0.84 for Series B, $1.27 for Series C, $2.82 for Series D, $1.77 for Series D-1 and $5.62 for Series E, plus any declared and unpaid dividends. If the Company does not pay the redemption price when due, the delinquent payment will bear interest at a rate of 1% per month. If the Company does not have sufficient funds available to redeem the Preferred Stock on any redemption date, the Company shall redeem a pro rata portion of each holder’s shares of Preferred Stock out of funds available and shall redeem the remaining shares as soon as practicable after the Company has funds available.

The Company is accreting Series A, Series B, Series C, Series D and Series E to their redemption value over the period from the date of issuance to March 3, 2020, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date.

The following table contains the value of each class of Preferred Stock as of December 31, 2012 and 2013 and June 30, 2014 (unaudited), as well as the liquidation and redemption value at June 30, 2014 (in thousands):

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Series A designated, issued, and outstanding, 13,687 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $5,625 at December 31, 2013 and June 30, 2014 (unaudited))	$5,512	$5,528	$5,536
Series B designated, issued, and outstanding, 14,313 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $12,000 at December 31, 2013 and June 30, 2014 (unaudited))	11,975	11,979	11,981
Series C designated, issued, and outstanding, 12,950 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $16,458 at December 31, 2013 and June 30, 2014 (unaudited))	16,413	16,419	16,422
Series D designated, issued, and outstanding, 7,634 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $21,500 at December 31, 2013 and June 30, 2014 (unaudited))	22,374	22,388	22,394
Series D-1 designated, issued, and outstanding, 3,737 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $6,625 at December 31, 2013 and June 30, 2014 (unaudited))	9,866	9,866	9,866
Series E designated, issued, and outstanding, 6,267 shares at December 31, 2012 and 2013 and June 30, 2014 (liquidation and redemption value of $35,199 at December 31, 2013 and June 30, 2014 (unaudited))	35,099	35,113	35,121

Total	$101,239	$101,293	$101,320

10. Stockholders’ Deficit and Stock-Based Compensation

Common Stock Reserved—As of December 31, 2013 and June 30, 2014 (unaudited), the Company has authorized 100 million shares of common stock. The number of shares of common stock reserved for the potential conversion of preferred stock, vesting of restricted stock units (“RSUs”) and exercise of a warrant and common stock options are as follows (in thousands):

	December 31, 2013	June 30, 2014
		(unaudited)
Conversion of Series A	4,562	4,562
Conversion of Series B	4,771	4,771
Conversion of Series C	4,317	4,317
Conversion of Series D	2,545	2,545
Conversion of Series D-1	1,246	1,246
Conversion of Series E	2,089	2,089
Common stock warrant	13	13
Restricted stock units	858	1,169
Common stock options	4,695	4,809

	25,096	25,521

Equity Incentive Plan—The Company’s 2007 Equity Incentive Plan (the “Plan”) provides for the grant of qualified incentive stock options and nonqualified stock options or other awards such as RSUs to the Company’s employees, officers, directors and outside consultants to purchase up to an aggregate of 7.4 million shares and 8.6 million shares of the Company’s common stock as of December 31, 2013, and June 30, 2014 (unaudited), respectively. The share based awards generally vest over a four-year period and expire 10 years from the date of grant. Certain share-based awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2013 and June 30, 2014 (unaudited), the Company had 15 thousand and 290 thousand share based awards available for future grant under the Plan, respectively.

On February 7, 2014 the Board of Directors approved an increase of 1,246,868 shares of common stock reserved for issuance under the Plan to 8,612,809.

Equity Compensation Expense—The Company’s equity compensation expense is comprised of awards of options to purchase common stock, restricted stock awards (RSAs) and RSUs. In connection with the Series D preferred stock financing in 2011, certain investors purchased an aggregate of 658 thousand shares of common stock, at a price per share of $7.59, and an aggregate of 2,230 thousand shares of Series A preferred stock, at a price per share of $2.82, for an aggregate consideration of approximately $11.2 million, from certain employees and non-employee investors of the Company. The aggregate purchase price per share represented an excess over the fair value of such shares of approximately $4.6 million. Of this $4.6 million, $3.7 million is associated with employees and is recorded as stock compensation expense, and $973 thousand is associated with non-employee investors and is recorded as a non-cash deemed dividend.

The following two tables show stock compensation expense by award type and where the stock compensation expense is recorded in the Company’s consolidated statements of operations (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Options	$659	$2,002	$3,080	$1,318	$2,248
Vesting of RSAs	302	513	384	256	—
Employee sale of securities to investors	3,658	—	—	—	—
Vesting of RSUs	—	—	—	—	—

Total stock-based compensation	$4,619	$2,515	$3,464	$1,574	$2,248

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Cost of revenue, subscription	$16	$27	$50	20	40
Cost of revenue, service	131	100	211	66	152
Research and development	2,341	739	691	369	299
Sales and marketing	647	691	1,194	488	887
General and administrative	1,484	958	1,318	631	870

Total stock-based compensation	$4,619	$2,515	$3,464	$1,574	$2,248

Excluded from stock-based compensation expense is $100 thousand of capitalized software development costs in 2012, $273 thousand in 2013, $122 thousand for the six months ended June 30, 2013 (unaudited), and $126 thousand for the six months ended June 30, 2014 (unaudited). Capitalization of stock-based compensation expense as part of software development costs in 2011 was negligible.

Stock Options—The fair value of employee options is estimated on the date of each grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Risk-free interest rate	0.79% - 2.45%	0.56% - 1.23%	0.82% - 1.86%	0.82% - 1.0%	1.84% -1.98%
Expected term (in years)	6.0	3.5 - 6.5	4.6 - 6.5	4.7 - 6.5	5.0 - 6.5
Volatility	49% - 52%	48% - 51%	46.8% -54.7%	47% - 53%	47% - 51%
Expected dividends	—	—	—	—	—

The weighted-average grant-date fair value of options granted was $1.92 per share in 2011, $3.09 per share in 2012, $6.84 per share in 2013, $6.51 per share for the six months ended June 30, 2013 (unaudited) and $8.19 per share for the six months ended June 30, 2014 (unaudited).

The interest rate was based on the U.S. Treasury bond rate at the date of grant with a maturity approximately equal to the expected term. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The expected term of options granted to nonemployees is equal to the remaining contractual term as of the measurement date. Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised.

The fair value of the common stock has been determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current engineering and management team, an evaluation of benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred stockholders and the prospects of a liquidity event, among others.

The stock option activity for the Plan for the year ended December 31, 2013 and for the six months ended June 30, 2014 (unaudited) is as follows:

	Options (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—January 1, 2013	4,180	$4.86	8.6	$34,238
Granted	930	13.86
Exercised	(230)	2.70
Forfeited/expired	(185)	7.26

Outstanding—December 31, 2013	4,695	$6.66	8.0	$37,651
Granted (unaudited)	785	16.47
Exercised (unaudited)	(531)	3.84
Forfeited/expired (unaudited)	(140)	11.61

Outstanding—June 30, 2014 (unaudited)	4,809	8.41	8.0	$41,048

Options vested or expected to vest—December 31, 2013	4,424	$6.42	7.9	$36,435
Options exercisable—December 31, 2013	2,410	$3.99	7.2	$25,762
Options vested or expected to vest—June 30, 2014 (unaudited)	4,421	$8.22	7.9	$38,582
Options exercisable—June 30, 2014 (unaudited)	2,240	$5.13	7.1	$26,509

The activity of the Company’s non-vested options for the year ended December 31, 2013 and for the six months ended June 30, 2014 (unaudited) is presented below:

	Options (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2013	2,902	$2.85
Granted	930	$6.84
Vested	(1,361)	$2.52
Forfeited/expired	(160)	$3.78

Nonvested at December 31, 2013	2,311	$4.59
Granted (unaudited)	784	$8.19
Vested (unaudited)	(704)	$3.60
Forfeited (unaudited)	(122)	$5.97

Nonvested at June 30, 2014 (unaudited)	2,269	$6.06

Total unrecognized compensation cost related to the nonvested options granted under the Plan was $8.7 million at December 31, 2013, and $10.5 million at June 30, 2014 (unaudited). That cost is expected to be recognized over a weighted-average period of 2.9 years as of December 31, 2013 and 3.0 years as of June 30, 2014 (unaudited).

Common Stock Warrant—In 2012, in conjunction with the revolving and term loan agreement (see Note 6), the Company issued a warrant to purchase 13 thousand shares of common stock at an exercise price of $5.70 per share with an expiration date of April 2022. The warrant is exercisable and outstanding at December 31, 2013 and June 30, 2014 (unaudited).

Restricted Stock Awards—In June 2011, in connection with the Performable acquisition, the Company issued 220 thousand shares of restricted common stock to former Performable employees. These shares were subject to repurchase agreements and if the holder ceased to have a business relationship with the Company, the Company could repurchase any unvested shares of common stock held by these individuals at prices that ranged from $0.00143 to $0.855 per share. These shares were issued for no consideration and therefore the fair value of these shares of $1.2 million was recorded as compensation expense over the vesting period. As of December 31, 2013 the Company’s right to repurchase the RSAs had fully lapsed.

During 2011, the Company repurchased 10 thousand unvested shares at an aggregate purchase price of $8 thousand and reclassified $2 thousand into stockholders’ deficit representing the amounts no longer subject to purchase for 53 thousand shares that vested during the year. During 2012, the Company reclassified $2 thousand into stockholder’s deficit representing the amounts no longer subject to repurchase for 90 thousand shares that vested during the year. During 2013, the Company reclassified $2 thousand into stockholder’s deficit representing the amounts no longer subject to repurchase for 67 thousand shares that vested during the year.

The activity for the RSAs for the year ended December 31, 2013, is as follows:

	Restricted Shares (in thousands)	Weighted- Average Grant-Date Fair Value
Outstanding—January 1, 2013	67	$5.70
Lapse in Company buyback right	(67)	$5.70

Outstanding—December 31, 2013	—

Restricted Stock Units—RSUs vest upon achievement of a service condition and a performance condition. As soon as practicable following each vesting date, the Company will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. Notwithstanding the foregoing, the Company may, in its sole discretion, in lieu of issuing shares of common stock to the holder of the RSUs, pay the holder an amount in cash equal to the fair market value of such shares of common stock. The service condition is a time-based condition met over a period of four years, with 25% met after one year, and then in equal monthly installments over the succeeding three years. The performance condition is met upon a sale event or six months following the Company’s initial public offering (“IPO”), which was not considered probable as of December 31, 2013 or June 30, 2014 (unaudited), and therefore no stock-based compensation expense has been recorded in the consolidated financial statements. A sale event is defined as either (i) a change of control as a result of which the Company’s common stock is registered with the Securities and Exchange Commission (“SEC”) and publicly-traded on any national security exchange or (ii) a change of control in which the acquirer of the Company has a class of stock registered with the SEC and publicly-traded on any national security exchange. An IPO is defined as the first firm commitment underwritten public offering pursuant to an effective registration statement with the SEC covering the offer and sale by the Company of its equity securities, as a result of or following which the Company’s common stock shall be publicly-traded on any national security exchange. When it becomes probable that the performance condition will be met, such as upon an IPO, stock-based compensation expense will be recorded for those RSUs where the service condition has been met. The total stock-based compensation expense expected to be recorded over the life of the RSUs was approximately $10.0 million at December 31, 2013 and $15.4 million at June 30, 2014 (unaudited).

The following table summarizes the activity related RSUs for the year ended December 31, 2013 and for the six months ended June 30, 2014 (unaudited):

	RSUs Outstanding
	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Unvested and outstanding at December 31, 2012	—	$—
Granted	858	$13.29
Vested	—	$—
Canceled	—	$—

Unvested and outstanding at December 31, 2013	858	$13.29
Granted (unaudited)	329	$16.35
Vested (unaudited)	—	$—
Canceled (unaudited)	(18)	$13.14

Unvested and outstanding at June 30, 2014 (unaudited)	1,169	$14.16

11. Income Taxes

Loss before provision for income taxes was as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
United States	$(24,411)	$(18,358)	$(34,393)
Foreign	—	(420)	119

Total	$(24,411)	$(18,778)	$(34,274)

The following reconciles the differences between income taxes computed at the federal statutory rate of 35% and the provision for income taxes:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Expected income tax (benefit) expense at the federal statutory rate	$(8,544)	$(6,572)	$(11,997)
State tax net of federal benefit	(768)	(653)	(1,197)
Stock-based compensation	1,488	462	830
Difference in foreign tax rates	—	95	(27)
Research and development credits	(402)	(140)	(444)
Valuation allowance for deferred tax assets	8,074	6,959	12,367
Other	152	(151)	468

Income tax provision	$—	$—	$—

Deferred Tax Assets and Liabilities—Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$18,105	$23,810	$35,077
Research and development credits	401	541	986
Accruals and reserves	819	2,025	2,430
Depreciation	100	202	172
Stock-based compensation	—	124	395

Total deferred tax assets	$19,425	$26,702	$39,060

Deferred tax liabilities:
Intangible assets	(346)	(123)	(57)
Capitalized costs	(22)	(563)	(620)

Total deferred tax liabilities	(368)	(686)	(677)

Valuation allowance	(19,057)	(26,016)	(38,383)

Net deferred tax assets	$—	$—	$—

The Company reviews all available evidence to evaluate its recovery of deferred tax assets, including its recent history of accumulated losses in all tax jurisdictions over the most recent three years as well as its ability to generate income in future periods. The Company has provided a valuation allowance against its net deferred tax assets as it is more likely than not that these assets will not be realized given the nature of the assets and the likelihood of future utilization.

The valuation allowance increased by $7.0 million in 2012 and $12.4 million in 2013 due to the increase in the deferred tax assets by the same amounts (primarily due to the increase in the net operating loss carryforwards).

U.S. income taxes on the undistributed earnings of the Company’s one non-U.S. subsidiary have not been provided for as the Company currently plans to indefinitely reinvest these amounts and has the ability to do so. Cumulative undistributed foreign earnings were not material at December 31, 2013. The Company does not believe it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on undistributed foreign earnings given the many factors and assumptions required to estimate the taxable amount after reduction for available foreign tax credits.

The Company had federal and state net operating loss carryforwards of $90.1 million at December 31, 2013, which expire at various dates through 2033 and $301 thousand of foreign net operating loss carryforwards that has no expiration date. The Company has generated net operating loss carryforwards from stock compensation deductions and the amount of federal and state excess tax benefits totaling $1.0 million will be credited to additional paid-in capital when realized.

The Company had federal research and development credit carryforwards of $1.4 million at December 31, 2013 that expire at various dates through 2033. The Company also has state research and development credit carryforwards of $584 thousand at December 31, 2013 that expire at various dates through 2033.

According to the American Taxpayer Relief Act of 2012 signed into law on January 3, 2013, the federal research credit, which was allowed to expire on January 1, 2012, was retroactively extended through 2013. The entire benefit of $512 thousand for the retroactive extension (January 1 through December 31, 2012) is reflected in the 2013 financial statements.

Uncertain Tax Positions—The Company accounts for uncertainty in income taxes using a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Unrecognized benefit—beginning of the year	$366	$552	$667
Gross increases (decreases)—prior period positions	—	—	—
Gross increases (decreases)—current period positions	186	115	363

Unrecognized benefit—end of period	$552	$667	$1,030

All of the unrecognized tax benefits decrease deferred tax assets with a corresponding decrease to the valuation allowance. None of the unrecognized tax benefits would affect the Company’s effective tax rate if recognized in the future.

The Company has elected to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties have been recorded through December 31, 2013.

The Company does not expect any significant change in its unrecognized tax benefits within the next 12 months.

The Company files tax returns in the United States, Ireland and various state jurisdictions. All of the Company’s tax years remain open to examination by major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in past years may still be adjusted upon examination by the Internal Revenue Service or state and foreign tax authorities if they have or will be used in future periods. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years.

12. Employee Benefit Plan

In July 2008, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Fiscal year 2013 was the first year the Company made matching contributions to the 401(k) Plan. Total contributions were $366 thousand in 2013, $173 thousand in the six months ended June 30, 2013 (unaudited) and $381 thousand in the six months ended June 30, 2014 (unaudited).

13. Related Parties

Redeemable convertible preferred shares held by affiliates of board members was 66% as of December 31, 2013 and 67% as of June 30, 2014 (unaudited).

14. Subsequent Events

The Company evaluated subsequent events for financial statement purposes through March 28, 2014, the date on which the consolidated December 31, 2013 financial statements were originally issued, and September 26, 2014, the date on which the retrospectively revised December 31, 2013 were issued as to the reverse stock split described below. For the six months ended June 30, 2014, the Company evaluated subsequent events through August 25, 2014, the date on which the interim financial statements were issued.

2014 Debt Amendment—In September 2014, the Company amended its Loan Agreement to combine its $5.0 million Growth Capital Line and $30.0 million Revolving Line into a single $35.0 million Revolving Line. The interest rate on the new Revolving Line is the bank’s prime rate plus 0.5% and is due in full in March 2016. Additionally, the Company drew down an additional $5.0 million in September 2014, for a total outstanding amount of $18.0 million.

Patent Notice—On September 23, 2014 the Company was sent a communication alleging, among other things, that an email tracking feature in the Company’s Sidekick product infringes upon certain patents of a third party. Based on information currently available, the Company believes that this contingency will not have a material impact on its business or consolidated financial statements.

2014 Reverse Stock Split—On September 25, 2014, the Company’s Board of Directors approved a 1-for-3 reverse stock split of the Company’s common stock. The reverse stock split became effective on September 25, 2014. Upon the effectiveness of the reverse stock split, (i) every three shares of outstanding common stock was combined into one share of common stock, (ii) the number of shares of common stock into which each outstanding warrant or option to purchase common stock is exercisable was proportionally decreased, (iii) the exercise price of each outstanding warrant or option to purchase common stock was proportionately increased, and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced. Unless otherwise indicated, all of the share numbers, share prices and exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 1-for-3 reverse stock split.

2014 Stock Option and Incentive Plan—On September 25, 2014, the Company’s board of directors adopted and the Company’s stockholders approved the 2014 Stock Option and Incentive Plan, or the 2014 Plan. The Plan will become effective upon the closing of the Company’s initial public offering. A total of 1,973,551 shares of common stock is reserved for issuance pursuant to the 2014 Plan. The 2014 Plan provides for an annual increase in the number of shares available for issuance on the first day of each year beginning in 2015.

Employee Share Purchase Plan—On September 25, 2014, the Company’s board of directors adopted and the Company’s stockholders approved the Employee Share Purchase Plan, or ESPP. The ESPP will become effective upon the closing of the Company’s initial public offering. The ESPP authorizes the issuance of up to a total of 394,710 shares of common stock to participating employees.

Amendment and Restatement of Certificate of Incorporation and Bylaws—On September 25, 2014, the Company’s board of directors and stockholders approved the amendment and restatement of our certificate of incorporation and bylaws, in each case in the form that is to be effective upon the closing of the Company’s initial public offering.

* * * * * *

THE

HUBSPOT CULTURE CODE

Just as we are passionate about creating great software code that powers our platform, we are equally passionate about the "culture code" that powers our company and our people. Here are the seven core principles that define how we work and what we believe at HubSpot.

1. **WE ARE MANIACAL ABOUT OUR MISSION AND OUR METRICS.**
2. **WE EMPOWER EVERY EMPLOYEE, AT EVERY LEVEL, TO "SOLVE FOR THE CUSTOMER".**
3. **WE ARE RADICALLY TRANSPARENT.**
4. **WE GIVE OURSELVES THE AUTONOMY TO BE AWESOME.**
5. **WE ARE UNREASONABLY PICKY ABOUT OUR PEERS.**
6. **WE INVEST IN INDIVIDUAL MASTERY AND MARKET VALUE.**
7. **WE CONSTANTLY QUESTION THE STATUS QUO.**

THANK YOU

Our goal on this journey is to make you look brilliant.

Thank you to the 11,500+ customers, 2,000+ agency partners, and millions of fans who support our mission to make the world inbound.

HubSpot